      As filed with the Securities and Exchange Commission on June 16, 2003

                                                  Commission File Nos. 811-21372

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                      [X]

     Pre-Effective Amendment No.                                             [ ]
                                 --
     Post-Effective Amendment No.                                            [ ]
                                  --

                                       and

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940              [X]

     Amendment No.                                                           [ ]
                   --

                     FKLA Variable Annuity Separate Account
                           (Exact Name of Registrant)

                      Federal Kemper Life Assurance Company
                               (Name of Depositor)

     1600 McConnor Parkway, Schaumburg, Illinois                         60196
(Address of Depositor's Principal Executive Offices)                  (Zip Code)

        Depositor's Telephone Number, including Area Code: (847) 874-4000

                             Debra P. Rezabek, Esq.
                              1600 McConnor Parkway
                           Schaumburg, Illinois 60196
                     (Name and Address of Agent for Service)

                                   Copies To:

                                                      Joan E. Boros, Esq.
                                                  Christopher S. Petito, Esq.
            Frank Julian, Esq.                          Jorden Burt LLP
Federal Kemper Life Assurance Company         1025 Thomas Jefferson Street, N.W.
         1600 McConnor Parkway                            Suite 400E
       Schaumburg, Illinois 60196                   Washington, D.C. 20007

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this filing.

It is proposed that this filing will become effective (check appropriate box)

     [ ]  immediately upon filing pursuant to paragraph (b) of Rule 485
     [ ]  on (date) pursuant to paragraph (b) of Rule 485
     [ ]  60 days after filing pursuant to paragraph (a)(1) of Rule 485
     [ ]  on (date) pursuant to paragraph (a)(1) of Rule 485

If appropriate, check the following box:

     [ ] this post-effective amendment designates a new effective date for a previously filed post-effective amendment

Title of Securities Being Registered:

     Variable portion of individual and group flexible premium modified guaranteed, fixed and variable deferred annuity contracts.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                 PROSPECTUS FOR
                      FEDERAL KEMPER LIFE ASSURANCE COMPANY

                      INDIVIDUAL FLEXIBLE PREMIUM MODIFIED
                     GUARANTEED, FIXED AND VARIABLE DEFERRED
                                ANNUITY CONTRACTS

                       ZURICH ARCHWAY(SM) VARIABLE ANNUITY
                                    Issued By
                     FKLA VARIABLE ANNUITY SEPARATE ACCOUNT
                                       and
                      FEDERAL KEMPER LIFE ASSURANCE COMPANY

     This Prospectus describes Flexible Premium Modified Guaranteed, Fixed and Variable Deferred Annuity Contracts (the "Contract(s)") offered by Federal Kemper Life Assurance Company ("FKLA"). The Contract is designed to provide annuity benefits for retirement that may or may not qualify for certain federal tax advantages. The Contracts may be purchased by natural persons or by trusts or custodial accounts that hold the Contract as agent for and for the sole benefit of a natural person. The Contract is not available for sale to other types of purchasers without our prior approval. Depending on particular state requirements, the Contracts may be issued on a individual basis.

     You may allocate purchase payments to one or more of the Subaccount options, the Fixed Account option or the modified guaranteed option referred to in the Prospectus as the Market Value Adjustment ("MVA") option. The Contract currently offers two variable options, each of which is a Subaccount of FKLAVariable Annuity Separate Account. Currently, you may choose among Subaccounts that invest in the following Portfolios:

     American Century Variable Portfolios, Inc. ("VP")(Class II Shares):
     .    American Century VP Income & Growth
     .    American Century VP Value

Subaccounts and Portfolios may be added or deleted in the future. Contract values allocated to any of the Subaccounts vary, reflecting the investment experience of the selected Subaccounts. Contract values allocated to the Fixed Account option or one or more Guarantee Periods of the Market Value Adjustment option accumulate on a fixed basis.

     The Contracts are not insured by the FDIC. They are obligations of the issuing insurance company and are not a deposit of, or guaranteed by, any bank or savings institution and are subject to risks, including possible loss of principal.

     This Prospectus contains important information about the Contracts that you should know before investing. You should read it before investing and keep it for future reference. We have filed a Statement of Additional Information ("SAI") with the Securities and Exchange Commission. The current SAI has the same date as this Prospectus and is incorporated by reference in this Prospectus. You may obtain a free copy by writing us or calling 1-800-621-5001. A table of contents for the SAI appears on page __. You may also find this Prospectus and other information about the Separate Account required to be filed with the Securities and Exchange Commission ("SEC") at the SEC's web site at http://www.sec.gov.

     The date of this Prospectus is            .
                                    -----------

     The Securities and Exchange Commission has not approved or disapproved these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

DEFINITIONS                                                                   4
SUMMARY                                                                       6
SUMMARY OF EXPENSES                                                           8
CONDENSED FINANCIAL INFORMATION                                              11
FKLA, THE SEPARATE ACCOUNT AND THE FUNDS                                     12
THE MVA AND FIXED ACCOUNT OPTIONS                                            15
THE CONTRACTS                                                                17
CONTRACT CHARGES AND EXPENSES                                                30
THE ANNUITY PERIOD                                                           33
FEDERAL INCOME TAXES                                                         38
DISTRIBUTION OF CONTRACTS                                                    45
VOTING RIGHTS                                                                45
REPORTS TO CONTRACT OWNERS AND INQUIRIES                                     45
EXPERTS                                                                      45
LEGAL MATTERS                                                                46
SPECIAL CONSIDERATIONS                                                       46
AVAILABLE INFORMATION                                                        46
LEGAL PROCEEDINGS                                                            46
TABLE OF CONTENTS--STATEMENT OF ADDITIONAL INFORMATION
FINANCIAL STATEMENTS
ANNUAL REPORTS AND OTHER DOCUMENTS
APPENDICES

                                   DEFINITIONS

     The following terms, as used in this Prospectus, have the indicated meanings:

     Accumulated Guarantee Period Value--The sum of the Guarantee Period Values.

     Accumulation Period--The period between the Date of Issue and the Annuity Date.

     Accumulation Unit--An accounting unit of measure used to calculate the value of each Subaccount during the Accumulation Period. Each Subaccount will have an Accumulation Unit for each combination of charges.

     Annuitant--The person during whose lifetime the Fixed Annuity or Variable Annuity is to be paid.

     Annuity Date--The date on which your Contract matures, and we begin to make annuity payments to you. The original Annuity Date you selected in your Contract application is stated in your Contract Schedule.

     Annuity Option--One of several forms in which you may elect to have annuity payments made to you after the Annuity Date.

     Annuity Period--The period starting on the Annuity Date during which we make annuity payments to you.

     Annuity Unit--An accounting unit of measure used to calculate the amount of Variable Annuity payments after the first annuity payment.

     Beneficiary--The person you designate or designated under the Contract to receive any benefits under a Contract upon your death.

     Company ("we", "us", "our", "FKLA")--Federal Kemper Life Assurance Company, Schaumburg, Illinois 60196.

     Contract--A Flexible Premium Modified Guaranteed, Fixed and Variable Deferred Annuity Contract offered on an individual basis. Contracts issued on an individual basis are represented by an individual annuity contract.

     Contract Anniversary--An anniversary of the Date of Issue.

     Contract Schedule--The schedule pages appearing at the beginning of your Contract.

     Contract Value--The sum of the Fixed Account Contract Value, plus the Separate Account Contract Value, plus the Accumulated Guarantee Period Value.

     Contract Year--A one-year period starting on the Date of Issue and successive Contract Anniversaries.

     Date of Issue--The Date of Issue is stated in your Contract Schedule.

     Debt--The principal of any outstanding loan plus any accrued interest. Loans are available under certain Qualified Plan Contracts.

     Fixed Account--The General Account of FKLAto which you may allocate all or a portion of Purchase Payments or Contract Value.

     Fixed Account Contract Value--The (1) Purchase Payments allocated and amounts transferred to the Fixed Account; plus (2) interest credited; minus (3) withdrawals, previously assessed withdrawal charges and transfers on any Valuation Date; minus (4) any applicable portion of the records maintenance charge.

     Fixed Annuity--An annuity payment plan, which does not vary in dollar amount with investment experience.

     Fund(s)--An investment company which provides the Portfolios available for investment by a Subaccount.

     General Account--Our assets other than those allocated to any of our separate accounts.

     Guaranteed Interest Rate--The rate of interest we establish for a given Guarantee Period.

     Guarantee Period--A period of time during which an amount is to be credited with a Guaranteed Interest Rate assuming no partial withdrawal, surrender, or transfer prior to the end of that Guarantee Period. The Guarantee Periods initially offered are stated in your Contract Schedule.

     Guarantee Period Value--The (1) Purchase Payment allocated or amount transferred to a Guarantee Period; plus (2) interest credited; minus (3) withdrawals, previously assessed withdrawal charges and transfers; minus (4) any applicable portion of the records maintenance charge; adjusted for (5) any applicable Market Value Adjustment previously made.

     Market Adjusted Value--A Guarantee Period Value adjusted by the Market Value Adjustment formula prior to the end of a Guarantee Period.

     Market Value Adjustment--An adjustment of Guarantee Period Values in accordance with the Market Value Adjustment formula that applies to amounts used to purchase an Annuity Option on the Annuity Date, partial or total withdrawals, or transfers prior to the end of the Guarantee Period. The adjustment reflects the change in the value of the Guarantee Period Value due to changes in interest rates since the date the Guarantee Period commenced.

     Non-Qualified Plan Contract--The Contract issued other than as a Qualified Plan Contract.

     Owner ("Contract Owner", "you", "your", "yours")--The person(s) named as Owner unless later changed as provided in the Contract. When more than one person is named as Owner, the terms, "you," "your," and "yours" mean joint Owners.

     Payee--A recipient of periodic payments under the Contract.

     Portfolio--A series of a Fund with its own objective and policies, which represents shares of beneficial interest in a separate portfolio of securities and other assets.

     Purchase Payment--The dollar amount we receive in U.S. currency to buy the benefits the Contract provides.

     Qualified Plan Contract--A Contract issued under a retirement plan which qualifies for favorable income tax treatment under Sections 401, 403, 408, 408A and 457 of the Internal Revenue Code as amended.

     Separate Account--A unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940 known as the FKLA Variable Annuity Separate Account.

     Separate Account Contract Value--The sum of the Subaccount Values on a Valuation Date.

     Subaccounts--The subdivisions of the Separate Account. Each Subaccount invests all of its assets in a specified Portfolio or Fund.

     Subaccount Value--The value of your interest in each Subaccount.

     Valuation Date--Each business day that we value the assets of the Separate Account. Currently this is each day that the New York Stock Exchange is open for trading.

     Valuation Period--The period that starts at the close of the New York Stock Exchange on a Valuation Date and ends at the close of the New York Stock Exchange on the next succeeding Valuation Date.

     Variable Annuity--An annuity payment plan which varies in dollar amount because of Subaccount investment experience.

     Withdrawal Value--Contract Value, minus any applicable withdrawal charge, plus or minus any applicable Market Value Adjustment, minus any premium tax payable.

                                     SUMMARY

     Because this is a summary, it does not contain all of the information that may be important. Read the entire Prospectus before deciding to invest.

     The Contracts provide for investment on a tax-deferred basis and annuity benefits. This Prospectus describes both Non-Qualified Plan and Qualified Plan Contracts. A Contract may not be issued to you on or after your 86th birthday.

     The minimum initial Purchase Payment is $10,000 for Non-Qualified Plan Contracts and $2,000 for Qualified Plan Contracts. The minimum subsequent Purchase Payment will vary depending on whether the Contract is issued as a Qualified or Non-Qualified Plan Contract, and the method of payment. In either case, our prior approval is required for total Purchase Payments over $1,000,000. (See "The Contracts," page .) We will aggregate multiple Contracts you own for purposes of the $1,000,000 limitation. An initial allocation to a Subaccount or Fixed Account must be at least $500. A subsequent allocation to a Subaccount or Fixed Account must be at least $50. Any allocation to a Guarantee Period must be at least $500.

     Variable accumulations and benefits are provided by crediting Purchase Payments to one or more Subaccounts that you select. Each Subaccount invests in one of the following corresponding Portfolios:

     .    American Century VP Income & Growth (Class II Shares)
     .    American Century VP Value (Class II Shares).

     The Fixed Account provides fixed accumulations and benefits. The Fixed Account may not be available in all states. We guarantee that Purchase Payments allocated to the Fixed Account earn not less than the minimum guaranteed rate. In our discretion, we may credit interest in excess of the minimum guaranteed rate. (See "Fixed Account Option," page .)

     The MVA Option also provides fixed accumulations. The MVA Option may not be available in all states. The MVA Option is only available during the Accumulation Period. You may allocate amounts to one or more initial Guarantee Periods available under the Contract. We may offer additional Guarantee Periods at our discretion. We may limit the number of Guarantee Period options available to three. We guarantee amounts allocated to the MVA Option at Guaranteed Interest Rates for the Guarantee Periods you select. We declare the rate at our sole discretion. These guaranteed amounts are subject to any applicable withdrawal charge, Market Value Adjustment or records maintenance charge. We will not change a Guaranteed Interest Rate for the duration of the Guarantee Period. However, Guaranteed Interest Rates for subsequent Guarantee Periods are set at our discretion. At the end of a Guarantee Period, a new Guarantee Period for the same duration starts, unless you timely elect another Guarantee Period. The offering of interests under the Contract relating to the MVA Option is registered under the Securities Act of 1933 ("1933 Act"), but the separate account holding our assets in connection with those interests is not registered under the Investment Company Act of 1940 ("1940 Act"). (See "The MVA Option," page .)

     You bear the investment risk under the Contracts, unless you allocate your Contract Values to:

     . the MVA Option and are guaranteed to receive the Guaranteed Interest Rate, and you do not transfer or surrender Contract Value prior to the end of the Guarantee Period so that you are not subject to any Market Value Adjustment, or

     . the Fixed Option and are guaranteed to earn not less than the minimum guaranteed rate (see "Fixed Account Option").

     Transfers among Subaccounts are permitted before and after annuitization, subject to certain limitations. A transfer from a Guarantee Period is subject to a Market Value Adjustment unless the transfer is effected within 30 days after the end of the applicable Guarantee Period. (See "Transfers During the Accumulation Period" and "Transfers and Conversions During the Annuity Period," pages and , respectively.) We do not deduct sales charges from Purchase Payments. You may withdraw Contract Value subject to withdrawal charges, any applicable

Market Value Adjustment, and other specified conditions. The withdrawal charge ranges from 7% of each Purchase Payment during the first year to 0% after four years have elapsed. A year elapses on the last day of the Contract Year in which the Purchase Payment was made and on the last day of each subsequent Contract Year. As explained below, certain amounts may be withdrawn free of the withdrawal charge. In determining withdrawal charges and free withdrawal amounts, we treat withdrawals as coming from the oldest Purchase Payments first (i.e., first-in, first-out) and then from earnings (if any). We will charge all amounts withdrawn and any applicable withdrawal charge against Purchase Payments in the chronological order in which we received them beginning with the initial Purchase Payment. (See "Withdrawals During the Accumulation Period," page .) Withdrawals may be subject to income tax, a 10% penalty tax, and other tax consequences. Withdrawals from Qualified Plan Contracts may be limited by the terms of the plan or the Internal Revenue Code, as amended (the "Code"). (See "Federal Income Taxes," page .)

     Each Contract Year, you may withdraw remaining Purchase Payments no longer subject to a withdrawal charge, plus 10% of remaining Purchase Payments that are subject to a withdrawal charge, without incurring a withdrawal charge.

     The Contract may be purchased in connection with retirement plans qualifying under Sections 401, 403, 408, 408A and 457 of the Code including the following types of Qualified Plans: IRA's, SEP-IRA's, SIMPLE IRA's, Roth IRA's, HR-10 and Keogh Plans, Pension and Profit-Sharing Plans, Tax-Sheltered Annuities, and Deferred Compensation Plans of State and Local Governments and Tax-Exempt Organizations. The Contract is also available in connection with non-qualified deferred compensation plans. (See "Taxation of Annuities in General," page and "Qualified Plans," page .)

     You may take loans against your Contract at any time prior to the Annuity Date if your Contract was issued under Sections 401(a) or 403(b) of the Code and your plan permits loans. (See "Contract Loans," page .)

     You may examine a Contract and return it to us for a refund during the "free look" period. The length of the free look period will depend on the state in which the Contract is issued. However, it will be at least ten days from the date you receive the Contract. (See "The Contracts," page .) In addition, a special free look period applies in some circumstances to Contracts issued as an Individual Retirement Annuity ("IRA"), a Roth IRA or a Simplified Employee Pension.

                               SUMMARY OF EXPENSES

          The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer cash value between investment options. State premium taxes may also be deducted.

Contract Owner Transaction Expenses
Sales Load Imposed on Purchases (as a percentage of Purchase Payments):   None
Maximum Withdrawal Charge /(1)/ (as a percentage of Purchase Payments):    7%

Years Elapsed after Purchase Payment   Withdrawal Charge
------------------------------------   -----------------
   Less than One                            7.00%
   One but less than two                    6.00%
   Two but less than three                  5.00%
   Three but less than four                 4.00%
   Four and thereafter                      0.00%

Maximum Transfer Fee:                      $  10/(2)/

     Commutation Charge/(3)/
          An amount equal to the difference between the present value of any remaining guaranteed payments (as of the date of calculation) calculated using:

               A. For a fixed annuity option, (i) a discount rate that is equal to the rate assumed in calculating the initial income payment and (ii) the greater of: (a) the ten year treasury constant maturity plus 3%; and (b) the rate used to determine the initial payment plus 2%, and

               B. For a variable annuity option, (i) a discount rate that is equal to the assumed investment rate and (ii) the assumed investment rate plus 2%.

----------
     /(1)/ Each Contract Year, a Contract Owner may withdraw up to the total of all remaining Purchase Payments no longer subject to a withdrawal charge plus --( 10% of remaining Purchase Payments that are subject to a withdrawal charge, without incurring a withdrawal charge. In certain circumstances we may reduce or waive the withdrawal charge. See "Withdrawal Charge."

     /(2)/ We reserve the right to charge a fee of $10 for each transfer of Contract Value in excess of twelve transfers per Contract Year. See "Transfers During the Accumulation Period."

     /(3)/ This Charge only applies to the calculation of lump sum payments with respect to any remaining periodic payments in the certain period under ( Annuity Options 1, 3, or 5 upon the death of an Annuitant during the Annuity Period or in commutation of remaining annuity payments under those Options. See "Commutation Charge," "Death of Annuitant or Owner" and "Commutable Annuitization Option."

          The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Fund fees and expenses.

     Annual Records Maintenance Charge                              $  30/(4)/

     Separate Account Annual Expenses
     (as a percentage of average Separate Account Contract Value)
     Mortality and Expense Risk Charge:                              1.55%
     Administration Charge:                                          0.15%
                                                                    -----

        Total Separate Account Annual Expenses:                      1.70%
                                                                    -----

     Optional Benefits:
     Optional Enhanced Death Benefits Charges/(5)/
     Zurich Safeguard (sm):                                          0.20%
     Zurich Safeguard (sm) Plus:                                     0.35%
                                                                    -----

     Total Maximum Separate Account Annual Expenses including
        Optional Benefit Charges                                     2.05%
                                                                    -----

----------
     /(4)/ The records maintenance charge applies to Contracts with Contract
          Value less than $50,000 on the date of assessment. In certain circumstances we may reduce or waive the annual records maintenance charge. See "Records Maintenance Charge."

     /(5)/ The Zurich Safeguard(SM) and Zurich Safeguard(SM) Plus expenses do not apply to the Fixed Account or Guarantee Periods. See "Optional Enhanced Death Benefit Charge."

          The next table shows the minimum and maximum total operating expenses charged by the Funds that you may pay periodically during the time that you own the Contract. More detail concerning each Fund's fees and expenses is contained in the prospectus for each Fund.

          Total Annual Fund Operating Expenses/(6)/   Minimum----Maximum

          (expenses that are deducted from
          Funds assets, including management fees, distribution (12b-1) fees, and other expenses, prior to any fee waivers or expense reimbursements)

----------
     /(6)/ The expenses shown are for the year ended December 31, 2002, and do not reflect any fee waivers or expense reimbursements.

     The advisers and/or other service providers of certain Funds have agreed to reduce their fees and/or reimburse the Fund's expenses in order to keep the Funds' expenses below specified limits. The expenses of certain Funds are reduced by contractual fee reduction and expense reimbursement arrangements that will remain in effect at least through May 1, 2003. Other Funds have voluntary fee reduction and/or expense reimbursement arrangements that may be terminated at any time. The minimum and maximum Total Annual Fund Operating Expenses for all Funds after all fee reductions and expense reimbursements are % and %, respectively. Each fee reduction and/or expense reimbursement arrangement is described in the relevant Fund's prospectus.

     THE FUND'S INVESTMENT MANAGER OR ADVISER PROVIDED THE ABOVE EXPENSES FOR THE FUNDS. WE HAVE NOT INDEPENDENTLY VERIFIED THE ACCURACY OF THE INFORMATION.

                          [TO BE UPDATED BY AMENDMENT]
                                     EXAMPLE

     This Example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, contract fees, separate account annual expenses, and Fund fees and expenses.

     The Example assumes that you invest $10,000 in the Contract for the time periods indicated and that your Contract includes the Zurich Safeguard (sm) Plus optional enhanced death benefit. If this feature were not elected or a less costly option were elected, the expense figures shown below would be lower. The Example also assumes that your investment has a 5% return each year and assumes the maximum fees and expenses of any of the Funds. In addition, this Example assumes no transfers were made and no premium taxes were deducted. If these arrangements were considered, the expenses shown would be higher. This Example also does not take into consideration any fee waiver or expense reimbursement arrangements of the Funds. If these arrangements were taken into consideration, the expenses shown would be lower.

     Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

     (1) If you surrender your Contract at the end of the applicable time period:

          1 year   3 years
          ------   -------
               $         $

     (2) a. If you annuitize your Contract at the end of the applicable period under Annuity Option 2, 3, 4, or 5 or under Annuity Option 1 for a period of ten years or more /(7)/:

          1 year   3 years
          ------   -------
               $         $

          b. If you annuitize your Contract at the end of the applicable period under Annuity Option 1 for a period of less than ten years/(7)/:

          1 year   3 years
          ------   -------
               $         $

     (3) If you do not surrender your Contract at the end of the applicable time period:

          1 year   3 years
          ------   -------
               $         $

----------
     /(7)/ Withdrawal Charges do not apply if the Contract is annuitized under Annuity Option 2, 3, 4, or 5, or under Annuity Option 1 for a period of ten years or more.

     The fee table and example should not be considered a representation of past or future expenses and charges of the Subaccounts. Your actual expenses may be greater or less than those shown. The example does not include the deduction of state premium taxes, which may be assessed before or upon annuitization or any taxes or penalties you may be required to pay if you surrender the Contract. Similarly, the 5% annual rate of return assumed in the example is not intended to be representative of past or future performance of any Subaccount.

                         CONDENSED FINANCIAL INFORMATION

     Since the Contract was first offered as of the date of this Prospectus, no Condensed Financial Information is shown.

                    FKLA, THE SEPARATE ACCOUNT AND THE FUNDS

Federal Kemper Life Assurance Company

     We were organized in 1967 and are a stock life insurance company organized under the laws of the State of Illinois. Our offices are located at 1600 McConnor Parkway, Schaumburg, Illinois 60196. We offer annuity and life insurance products and are admitted to do business in the District of Columbia and all states except New York. We are a wholly-owned subsidiary of Kemper Corporation, a nonoperating holding company. Kemper Corporation is a wholly-owned subsidiary of Zurich Group Holding ("ZGH"), a Swiss holding company. ZGH is owned by Zurich Financial Services ("ZFS"), a Swiss holding company.

     On May 30, 2003, ZFS and Bank One Corporation (Bank One) announced plans for the Bank One organization to acquire a significant portion of the Zurich Life companies. FKLA, Kemper Investors Life Insurance Company ("KILICO"), Zurich Life Insurance Company of America ("ZLICA"), and Fidelity Life Association ("FLA"), currently operate under the trade name "Zurich Life."

     As the acquisition is structured, Bank One will acquire FKLA and all of the other Zurich Life companies, except KILICO, and will administer and reinsure, through FKLA, certain lines of business currently underwritten by KILICO. Bank One will also acquire KILICO's wholly-owned subsidiaries, including Zurich Life Insurance Company of New York, and the management contract under which FKLA currently provides employee and management services to FLA, a mutual legal reserve company owned by its policyholders.

     This transaction is subject to necessary regulatory approvals and is expected to close late in the third quarter of 2003.

The Separate Account

     We established the FKLA Variable Annuity Separate Account on May 23, 2003 pursuant to Illinois law. It is a separate investment account used to fund the Contract and other of our variable annuity contracts. The SEC does not supervise the management, investment practices or policies of the Separate Account or FKLA.

     Benefits provided under the Contracts are our obligations. Although the assets in the Separate Account are our property, they are held separately from our other assets. Moreover, the assets equal to the reserves and other liabilities of the Separate Account will not be charged with liabilities arising out of any other business we may conduct. Income, capital gains and capital losses, whether or not realized, from the assets allocated to the Separate Account are credited to or charged against the Separate Account without regard to the income, capital gains and capital losses arising out of any other business we may conduct.

     There is currently two Subaccounts available under the Contract, each of which invests exclusively in shares of one of the Portfolios. We may, from time to time, combine or remove Subaccounts and establish additional Subaccounts. In such cases, we may permit you to select other Subaccounts under the Contract. However, the right to select any other Subaccount is limited by the terms and conditions we may impose on such transactions. Not all Subaccounts may be available in all jurisdictions or under all Contracts.

     The Separate Account purchases and redeems Portfolio shares at net asset value. We redeem Portfolio shares as necessary to provide benefits, to deduct Contract charges and to transfer assets from one Subaccount to another as you request. All dividends and capital gains distributions received by the Separate Account from a Portfolio are reinvested in that Portfolio at net asset value and retained as assets of the corresponding Subaccount.

     The Separate Account's financial statements appear in the Statement of Additional Information.

The Funds

     The Separate Account currently invests in the shares of the American Century Variable Portfolios, Inc. ("VP")(Class II Shares) an open-end management investment company.

     The Funds provide investment vehicles for variable life insurance and variable annuity contracts and certain qualified retirement plans. Fund shares are sold only to insurance company separate accounts and qualified retirement plans. Fund shares may be sold to separate accounts of other insurance companies, whether or not affiliated with us. It is conceivable that in the future it may be disadvantageous for variable life insurance separate accounts and variable annuity separate accounts of companies unaffiliated with us, or for variable life insurance separate accounts, variable annuity separate accounts and qualified retirement plans to invest simultaneously in the Funds' Portfolios. Currently, we do not foresee disadvantages to variable life insurance owners, variable annuity owners or qualified retirement plans. The Funds' Boards monitor events for material conflicts between owners and determine what action, if any, should be taken. In addition, if we believe that a Fund's response to any of those events or conflicts insufficiently protects Owners, we will take appropriate action.

     The assets of each Portfolio are held separate from the assets of the other Portfolios, and each Portfolio has its own distinct investment objective and policies. Each Portfolio operates as a separate investment fund, and the investment performance of one Portfolio has no effect on the investment performance of any other Portfolio.

     The Portfolios or Funds are summarized below:

American Century Variable Portfolios, Inc. (Class II Shares)

..    American Century VP Income & Growth Portfolio seeks capital growth by investing in common stocks. Income is a secondary objective

..    American Century VP Value Portfolio seeks long-term capital growth. Income is a secondary objective.

----------
     The Portfolios may not achieve their stated objective. More detailed information, including a description of risks involved in investing in the Portfolios is found in the Funds' prospectuses accompanying this Prospectus and statements of additional information, available from us upon request.

Advisers and Managers

     American Century Investment Management, Inc. is the investment adviser for the two available Portfolios of the American Century Variable Portfolios, Inc.

Change of Investments

     If we establish additional Subaccounts, each new Subaccount will invest in a new series of a Fund or in shares of another investment company. We may also substitute other investment companies.

     We reserve the right, subject to compliance with the current law or as it may be changed in the future:

          .    to operate the Separate Account in any form permitted by law;

          . to take any action necessary to comply with or obtain and continue any exemptions from applicable law;

          . to transfer any assets in any Subaccount to another Subaccount or to one or more Separate Accounts, or the General Account, or to add, combine or remove Subaccounts in the Separate Account;

          . to delete the shares of any of the portfolios of a Fund or any other open-end diversified investment company and to substitute, for the Fund shares held in any Subaccount, the shares of another Portfolio of a Fund or the shares of another investment company or any other investment permitted by law; and

          . to change the way we assess charges, but not to increase the aggregate amount above that currently charged to the Separate Account and the Funds in connection with the Contract.

     When required by law, we will obtain your approval of such changes and the approval of any regulatory authority.

Performance Information

     The Separate Account may advertise several types of performance information for the Subaccounts. All Subaccounts may advertise standardized "average annual total return" and nonstandardized "total return." Some Subaccounts may also advertise yields. Each of these figures is based upon historical earnings and is not necessarily representative of a Subaccount's future performance.

     Standardized average annual total return and nonstandardized total return calculations measure a Subaccount's net income plus the effect of any realized or unrealized appreciation or depreciation of the Subaccount's underlying investments. Standardized average annual total return will be quoted for periods of at least one year, five years and ten years, if applicable. Nonstandardized average annual total return may be quoted for periods of one year, three years, five years and ten years, if applicable. We will show standardized average annual total return for the life of the Subaccount. We will show nonstandardized average annual total return for the life of the Portfolio, meaning the time the underlying Portfolio has been in existence. Standardized average annual total return will be current to the most recent calendar quarter. Nonstandardized total return will be current to the most recent calendar month. Standardized average annual total return figures are annualized and, therefore, represent the average annual percentage change in the value of a Subaccount investment over the applicable period. Nonstandardized total return may include annualized and nonannualized (cumulative) figures. Nonannualized figures represent the actual percentage change over the applicable period.

     Yield is a measure of the net dividend and interest income earned over a specific one month or 30-day period expressed as a percentage of the value of the Subaccount's Accumulation Units. Yield is an annualized figure, which means that it is assumed that the Subaccount generates the same level of net income over a one year period, compounded on a semi-annual basis.

     The Subaccounts' performance figures and Accumulation Unit values fluctuate. The standardized performance figures reflect the deduction of all expenses and fees, including a prorated portion of the records maintenance charge. Redemptions within the first four years may be subject to a withdrawal charge that ranges from 7% the first year to 0% after four years. The calculation of yield, current yield and effective yield does not normally reflect the effect of applicable withdrawal charges. In addition, nonstandardized total return figures may not include the effect of all other recurring expenses and fees, including a prorated portion of the records maintenance charge. Nonstandardized total return figures may be higher than if these charges were deducted.

     The Subaccounts may be compared to relevant indices and performance data from independent sources, including, but not limited to, the Dow Jones Industrial Average, the Standard & Poor's(R) 500 Stock Index, the Consumer Price Index, the CDA Certificate of Deposit Index, the Salomon Brothers High Grade Corporate Bond Index, the Lehman Brothers Government/Corporate Bond Index, the Merrill Lynch Government/Corporate Master Index, the Lehman Brothers Long Government/Corporate Bond Index, the Lehman Brothers Government/Corporate 1-3 Year Bond Index, the Standard & Poor's(R) Midcap 400 Index, the NASDAQ Composite Index, the Russell 2000 Index and the Morgan Stanley Capital International Europe, Australia, Far East Index. Please note the differences and similarities between the investments that a Subaccount may purchase and the investments measured by the indexes. In particular, it should be noted that the comparative information with regard to the indexes will not reflect the deduction of any Contract charges or fees. Similarly, the indexes are unmanaged and do not reflect the fees and expenses of management and acquisition costs. In addition, certificates of deposit may offer fixed or variable yields and principal is guaranteed and may be insured. The value of each Subaccount will fluctuate and is not insured.

     From time to time, we may quote information from publications such as Morningstar, Inc., The Wall Street Journal, Money Magazine, Forbes, Barron's, Fortune, The Chicago Tribune, USA Today, Institutional Investor, National Underwriter, Selling Life Insurance, Broker World, Registered Representative, Investment Advisor and VARDS.

     Additional information concerning a Subaccount's performance and independent sources is provided in the Statement of Additional Information.

                        THE MVA AND FIXED ACCOUNT OPTIONS

The MVA Option

     You may allocate amounts in the Market Value Adjustment ("MVA") Option to one or more Guarantee Periods with durations of one to ten years during the Accumulation Period, unless otherwise restricted by state law. The MVA Option may not be available in all states. We calculate the interest credited to the Guarantee Period Value by compounding daily at daily interest rates which would produce at the end of 12 months a result identical to the one produced by applying an annual interest rate. At our discretion, we may offer additional Guarantee Periods or limit the number of Guarantee Periods available to three. At the end of a Guarantee Period, a new Guarantee Period for the same duration starts, unless you timely elect another Guarantee Period. Moreover, interest rates in the Guarantee Periods may vary based on the riders you select.

     The amounts allocated to the MVA Option under the Contracts are invested under the laws regulating our General Account. Assets supporting the amounts allocated to Guarantee Periods are held in a "non-unitized" separate account. However, our General Account assets are available to fund benefits under the Contracts. A non-unitized separate account is a separate account in which you do not participate in the performance of the assets through unit values. The assets of the non-unitized separate account are held as reserves for our guaranteed obligations under the Contracts and other contracts we may issue. The assets of the non-unitized separate account are not chargeable with liabilities arising out of the business conducted by any other separate account or out of any other business we may conduct.

     State insurance laws concerning the nature and quality of investments regulate our General Account investments and any non-unitized separate account investments. These laws generally permit investment in federal, state and municipal obligations, preferred and common stocks, corporate bonds, real estate mortgages, real estate and certain other investments.

     We consider the return available on the instruments in which Contract proceeds are invested when establishing Guaranteed Interest Rates. This return is only one of many factors considered in establishing Guaranteed Interest Rates. (See "The Accumulation Period--4. Establishment of Guaranteed Interest Rates.")

     Our invested assets portfolio as of            , included approximately
                                         -----------                         ---
percent in cash, short-term investments and investment grade fixed maturities,
    percent in below investment grade (high risk) bonds,     percent in mortgage
---                                                      ---
loans and other real estate-related investments and     percent in all other
                                                    ---
investments.

     We are not obligated to invest the amounts allocated to the MVA Option according to any particular strategy, except as state insurance laws may require. For more information concerning our General Account assets, see "Management's Discussion and Analysis--INVESTMENTS".

Fixed Account Option

     Amounts allocated or transferred to the Fixed Account are part of our General Account, supporting insurance and annuity obligations. The availability of the Fixed Account option may be restricted in some states. The offering of interests under the Contract relating to the Fixed Account is not registered under the 1933 Act, and the Fixed Account is not registered as an investment company under the 1940 Act. Accordingly, neither the Fixed Account nor any interests therein generally are subject to the provisions of the 1933 or 1940 Acts. We have been advised that the staff of the SEC has not reviewed the disclosures in this Prospectus relating to the Fixed Account. Disclosures regarding the Fixed Account, however, may be subject to the general provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

     Under the Fixed Account Option, we pay a fixed interest rate for stated periods. This Prospectus describes only the aspects of the Contract involving the Separate Account and the MVA Option, unless we refer to fixed accumulation and annuity elements.

     We guarantee that payments allocated to the Fixed Account earn a minimum fixed interest rate not less than the minimum interest rate allowed by state law. At our discretion, we may credit interest in excess of the minimum guaranteed rate. Any excess interest will apply for each full twelve calendar month period. We reserve the right to change the rate of excess interest credited. We also reserve the right to declare different rates of excess interest depending on when amounts are allocated or transferred to the Fixed Account. As a result, amounts at any designated time may be credited with a different rate of excess interest than the rate previously credited to such amounts and to amounts allocated or transferred at any other designated time. Moreover, interest rates in the Fixed Account may vary based on the riders you select.

     The initial interest rate for a Purchase Payment is guaranteed through the end of the month in which it was received and for twelve calendar months thereafter. Succeeding interest rates are guaranteed twelve calendar months at a time.

                                  THE CONTRACTS

A.   GENERAL INFORMATION.

     The Contract, along with any enrollment application attached to the Contract and any endorsements constitute the entire contract. We may not contest the Contract after two years from the Date of Issue.

     The Contract must be issued to an Owner before his or her 86th birthday. The Owner may not elect the Zurich Safeguard (sm) death benefit rider if the Issue Date is on or after his or her 81st birthday or the Zurich Safeguard (sm) Plus rider if the Issue Date is on or after his or her 76th birthday.

     The Contract does not pay dividends and will not share in our surplus or earnings.

     The minimum initial Purchase Payment is $10,000 for Non-Qualified Plan Contracts and $2,000 for Qualified Plan Contracts. The minimum subsequent Purchase Payment is $500 under a Non-Qualified Plan Contract. However, the minimum subsequent Purchase Payment is $100 if you authorize us to automatically draw on your bank account and provide us with a voided check. Thereafter, we will draw Purchase Payments from your bank account on a monthly, quarterly, semi-annual or annual basis and apply them according to your initial allocation instructions unless you otherwise instruct us. The minimum subsequent payment is $50 under a Qualified Plan Contract. Our prior approval is required for cumulative Purchase Payments over $1,000,000. We will aggregate multiple Contracts you own for purposes of the $1,000,000 limitation. Purchase Payments will be allocated to a Subaccount, Fixed Account or Guarantee Period immediately according to your instructions regardless of the free look period. We reserve the right to change our allocation procedures that apply during the free look period. We also reserve the right to waive or modify the above limits and to not accept any Purchase Payment.

     You may examine your Contract and return it to us for a refund during the free look period. The length of the free look period depends upon the state in which the Contract is issued. The amount of the refund also depends on the state in which the Contract is issued. Generally, the amount of the refund will be one of the following:

          . the Separate Account Contract Value plus Market Adjusted Value on the date we receive the returned Contract plus Purchase Payments allocated to the Fixed Account, without any deduction for withdrawal charges or records maintenance charges; or

          .    the return of Purchase Payments.

     In addition, a special free look period applies in some circumstances to Contracts issued as IRAs, Roth IRAs or Simplified Employee Pensions.

     Before the Annuity Date and prior to the death of an Owner, you have the exclusive right to exercise every option and right conferred by the Contract. Joint Owners are only permitted in Non-Qualified Plan Contracts.

     You may write to us prior to the distribution of a death benefit or the first annuity payment date to request a change of the Annuity Date. The new Annuity Date must not be earlier than two years from the Date of Issue or beyond the maximum Annuity Date stated in your Contract Schedule. (See "The Annuity Period.")

     Before the Annuity Date or the death of an Owner, you have the right to cancel or amend your Contract if we agree. Only our president, secretary and assistant secretaries have the power to approve a change or waive any provisions of the Contract. Any such modifications must be in writing. No agent or person other than the officers named has the authority to change or waive the provisions of the Contract. You may exercise every option and right conferred by the Contract including the right of assignment. The Joint Owners must agree to any change if more than one Owner is named.

     The Owner may designate a Joint Annuitant who will become the Annuitant if the Annuitant dies before the Annuity Date. Joint Annuitants are only permitted in Non-Qualified Plan Contracts. If the Joint Annuitant is not alive at the date of the Annuitant's death or if the Joint Annuitant dies within ten days of the Annuitant's death, the Joint Annuitant provision will not apply. If the Annuitant dies and the Joint Annuitant is not named or alive, the youngest Owner becomes the Annuitant.

     No assignment under the Contract is binding unless we receive it in writing. We assume no responsibility for the validity or sufficiency of any assignment. Once filed, the rights of the Owner, Annuitant and Beneficiary are subject to the assignment. Any claim is subject to proof of interest of the assignee. An assignment may subject you to immediate tax liability, possibly including a 10% tax penalty. (See "Tax Treatment of Withdrawals, Loans and Assignments.")

     The provisions of an applicable Qualified Plan may prohibit a change of Beneficiary. Generally, an interest in a Qualified Plan Contract may not be assigned. Further, if the Contract is issued as a Qualified Plan Contract, additional provisions may apply. The rider or amendment to the Contract used to qualify it under the applicable section of the Internal Revenue Code will state the extent of change to its provisions.

B.   THE ACCUMULATION PERIOD.

1.   Allocation of Purchase Payments.

     All Purchase Payments must be paid to us at our home office or an alternative location we may select. We will notify you and any other interested parties in writing of any alternative location. Purchase Payments received by an agent will begin experiencing investment performance and earning interest only after we receive them.

     You allocate your Purchase Payments to the Subaccounts, Guarantee Periods, or Fixed Account. The minimum initial allocation to a Subaccount, the Fixed Account or a Guarantee Period is $500. The minimum subsequent allocation to a Subaccount or the Fixed Account is $50. The minimum subsequent allocation to a Guarantee Period is $500. The number of Accumulation Units credited to your Contract when you allocate a Purchase Payment to a Subaccount usually will be based on the Accumulation Unit value next computed after we receive your Purchase Payment. With respect to the initial Purchase Payment, the amount is credited only after we determine to issue the Contract, but in no event later than the second day after we receive the Purchase Payment and the application in good order. Purchase Payments that you allocate to a Guarantee Period or to the Fixed Account begin earning interest after we receive them (except that initial Purchase Payments will be credited interest only after we determine to issue the Contract, but no later than the second day after we receive your initial Purchase Payment and the application in good order).

     If we are not provided with information sufficient to establish a Contract or to properly credit the initial Purchase Payment, we will promptly request the necessary information. If the requested information is not furnished within five business days after we receive the initial Purchase Payment, or if we determine that we cannot issue the Contract within the five-day period, we will return the initial Purchase Payment to you, unless you consent to our retaining the Purchase Payment until the application is completed.

     Our "Protect Your Future Program" allows you to choose a Guarantee Period and one or more Subaccounts. The percentage allocated to a Guarantee Period will depend on the current interest rate and length of the Guarantee Period chosen. At the end of the Guarantee Period, the Purchase Payment amount in that account will have grown to the full value of the initial Purchase Payment. The balance will be invested in one or more Subaccounts. Due to interest rate changes, the amount of the Purchase Payment allocated to a Guarantee Period will not be known until the Contract is actually issued.

     We will issue a Contract without a signed application if:

          . a dealer provides us with application information, electronically or in writing,

          .    we receive the initial Purchase Payment, and

          . you confirm in writing, after the Contract is delivered, that all information provided and in the Contract is correct. Until we receive the written confirmation, your ability to request financial transactions under the Contract will be restricted.

2.   Accumulation Unit Value.

     Each Subaccount has an Accumulation Unit value for each combination of asset-based charges. When Purchase Payments or other amounts are allocated to a Subaccount, a number of units are credited based on the Subaccount's Accumulation Unit value at the end of the Valuation Period during which the allocation is made. When amounts are transferred out of or deducted from a Subaccount, units are cancelled in a similar manner. The Subaccount Value of any Subaccount on any Valuation Date is the number of Accumulation Units held in the Subaccount times the applicable Accumulation Unit value on that Valuation Date.

     The Accumulation Unit value for each Valuation Period is the relevant investment experience factor for that period multiplied by the Accumulation Unit value for the period immediately preceding. The Accumulation Unit values for each Valuation Period are applied to each day in the Valuation Period. The number of Accumulation Units will not change as a result of investment experience.

     Each Subaccount has its own investment experience factor for each combination of charges. The investment experience factor of a Subaccount for a combination of charges for a Valuation Period is determined by dividing a. by b. and subtracting c. from the result, where:

          a. is the net result of:

          . the net asset value per share of the Portfolio held in the Subaccount determined at the end of the current Valuation Period; plus

          . the per share amount of any dividend or capital gain distributions made by the Portfolio held in the Subaccount, if the "ex-dividend" date occurs during the current Valuation Period; plus or minus

          . a credit or charge for any taxes reserved for the current Valuation Period which we determine have resulted from the investment operations of the Subaccount;

          b. is the net asset value per share of the Portfolio held in the Subaccount determined at the end of the preceding Valuation Period; and

          c. is the factor representing the sum of the applicable Separate Account charges, stated in the Contract Schedule, for the number of days in the Valuation Period.

3.   Guarantee Periods.

     You may allocate Purchase Payments to one or more Guarantee Periods with durations of one to ten years. We may limit the number of Guarantee Periods to three. The number of Guarantee Periods available may also vary by state. Each Guarantee Period has a Guaranteed Interest Rate that will not change during the Guarantee Period.

     On any Valuation Date, the Guarantee Period Value includes the following:

          . your Purchase Payments or transfers allocated to the Guarantee Period Value at the beginning of the Guarantee Period; plus

          .    interest credited; minus

          . withdrawals, previously assessed withdrawal charges and transfers; minus

          . any applicable portion of the records maintenance charge and charges for other benefits; adjusted for

          .    any applicable Market Value Adjustment previously made.

     On any Valuation Date, the Accumulated Guarantee Period Value is the sum of the Guarantee Period Values.

     We calculate the interest credited to the Guarantee Period Value by compounding daily at daily interest rates that would produce at the end of 12 months a result identical to the one produced by applying an annual interest rate. The interest rate may be reduced for the cost of any riders you have elected.

     An example illustrating how we credit a Guaranteed Interest Rate is provided in Appendix A to this Prospectus.

     At the end of any Guarantee Period, we send written notice of the beginning of a new Guarantee Period. A new Guarantee Period for the same duration starts unless you elect another Guarantee Period or investment option within 30 days after the end of the prior Guarantee Period. You may choose a different Guarantee Period by preauthorized telephone instructions or by giving us written notice. You should not select a new Guarantee Period extending beyond the Annuity Date. The Guarantee Period amount available for annuitization is subject to Market Value Adjustments and may be subject to withdrawal charges. (See "Market Value Adjustment" and "Withdrawal Charge" below.)

     The amount reinvested at the beginning of a new Guarantee Period is the Guarantee Period Value for the Guarantee Period just ended. The Guaranteed Interest Rate in effect when the new Guarantee Period begins applies for the duration of the new Guarantee Period.

     You may call us at 1-800-621-5001 or write to Federal Kemper Life Assurance Company, Customer Service, at 1600 McConnor Parkway, Schaumburg, Illinois 60196-6801 for the new Guaranteed Interest Rates.

4.   Establishment of Guaranteed Interest Rates.

     Any Guarantee Period(s) you initially elect and the interest rate(s) initially credited are specified in your Contract Schedule. The interest rate credited to subsequent Purchase Payments or transfers will be declared at the time a Purchase Payment is received or transfer is made. At the end of a Guarantee Period, we will declare a Guaranteed Interest Rate applicable for the subsequent Guarantee Period. Once established, interest rates are guaranteed for their respective Guarantee Periods.

     Withdrawals of Accumulated Guarantee Period Value may be subject to withdrawal charges and records maintenance charges in addition to a Market Value Adjustment.

     We have no specific formula for establishing the Guaranteed Interest Rates. The determination may be influenced by, but not necessarily correspond to, the current interest rate environment. We may also consider, among other factors, the duration of a Guarantee Period, regulatory and tax requirements, sales commissions and administrative expenses we bear, and general economic trends.

     Interest rates may be adjusted for the cost of any riders you have elected.

     We make the final determination of the Guaranteed Interest Rates to be declared.

     We cannot predict or guarantee the level of future Guaranteed Interest
Rates.

5.   Contract Value.

     On any Valuation Date, Contract Value equals the total of:

          . the number of Accumulation Units credited to each Subaccount, times

          . the corresponding Accumulation Unit value for each Subaccount, plus

          .    your Accumulated Guarantee Period Value in the MVA Option, plus

          .    your Fixed Account Contract Value.

6.   Change of Ownership, Beneficiary and Annuitant.

     You may change the Owner by written request at any time while the Owner is alive. You must furnish information sufficient to clearly identify the new Owner to us. The change is subject to any existing assignment of the Contract. When we record the effective date for the change, it will be the date the notice was signed except for action taken by us prior to receiving the request. Any change is subject to the payment of any proceeds. We may require you to return your Contract to us for endorsement of a change of ownership. A change of ownership may result in adverse tax consequences. (See "Federal Income Taxes--2. Taxation of Partial and Full Withdrawals.")

     A Beneficiary must be designated at the time of application. In the case of joint Owners, the surviving joint Owner is automatically the designated primary Beneficiary. You may change the Beneficiary if you send us notification in a manner acceptable to us. Changes are subject to the following conditions:

          . prior to the Annuity Date, the Beneficiary change form must be filed while the Owner is alive;

          . after the Annuity Date, the Beneficiary may be changed while the Owner and Annuitant are alive;

          .    the Contract must be in force at the time you file a change form;

          . a change must not be prohibited by the terms of an existing assignment, Beneficiary designation or other restriction;

          . after we receive the change form, it will take effect on the date the change form was signed, however action taken by us before the change form was received will remain in effect;

          . the request for change must provide information sufficient to clearly identify the new Beneficiary to us; and

          . in the case of joint Owners, the designation of a Beneficiary other than the surviving joint Owner will be deemed to be the designation of a contingent Beneficiary.

     We may require you to return the Contract to us for endorsement of a change of Beneficiary.

     The interest of a Beneficiary who dies before the distribution of the death benefit will pass to the other beneficiaries, if any, to share and share alike, unless otherwise provided in the Beneficiary designation. If no Beneficiary survives or is named, the distribution will be made to your estate when you die.

     The Annuitant is shown in the Contract Schedule. Prior to the Annuity Date, an Annuitant may be replaced or added unless the Owner is a non-natural person. There must be at least one Annuitant at all times. If the Annuitant dies, the youngest Owner will become the new Annuitant unless there is a surviving joint Annuitant or a new Annuitant is otherwise named. Upon the death of an Annuitant prior to the Annuity Date, a death benefit is not paid unless the Owner is a non-natural person. If joint Annuitants are designated, the survivor will become the Annuitant if one of the joint Annuitants dies before the Annuity Date, unless the Owner is a non-natural person. Joint Annuitants are only permitted in Non-Qualified Plan Contracts.

7.   Transfers During the Accumulation Period.

     During the Accumulation Period, you may transfer Contract Value among the Subaccounts, the Guarantee Periods and the Fixed Account subject to the following conditions:

          . the minimum amount which may be transferred is $50 for each Subaccount or Fixed Account and $500 for each Guarantee Period or, if smaller, the remaining value in the Subaccount, Fixed Account or Guarantee Period;

          . no partial transfer will be made if the remaining Contract Value of the Fixed Account or any Subaccount will be less than $50 or any Guarantee Period will be less than $500, unless the transfer will eliminate your interest in the applicable account;

          . no transfer may be made within seven calendar days of the date on which the first annuity payment is due;

          . any transfer from a Guarantee Period is subject to a Market Value Adjustment unless the transfer is effected within 30 days after the end of the applicable Guarantee Period;

          . multiple transfers requested on one business day will be counted as one transfer; and

          . we reserve the right to restrict transfers for a period of 15 days after each transfer in excess of 12 in a Contract Year. Any transfer request received during such a period will not be processed unless resubmitted and received after the 15-day period.

     We may charge a $10 fee for each transfer in excess of 12 in a Contract Year. However, transfers made pursuant to the Dollar Cost Averaging or Automatic Asset Rebalancing programs do not count toward these 12 transfers for purposes of determining whether the fee will apply. Because a transfer before the end of a Guarantee Period is subject to a Market Value Adjustment, the amount transferred from the Guarantee Period may be more or less than the requested dollar amount.

     Except as provided below, we make transfers pursuant to your written or telephone request specifying in detail both the amount which is to be transferred and the names of the accounts which are affected. We will transfer from the Fixed Account or Guarantee Periods as of the Valuation Date following the date we receive your written or telephone transfer request. Telephone transfers require the proper authorization from us, and all telephone transfer request will be recorded for your protection. We reserve the right to terminate the telephone transfer privilege at any time.

     The following transfers must be requested through standard United States mail:

          .    transfers in excess of $250,000 per Contract, per day, and

          . transfers into and out of the Subaccounts in excess of $50,000 per Contract, per day.

     In the case of transfers between Subaccounts, the reduction and credit of Accumulation Units in each Subaccount is determined based on the Accumulation Unit value at the end of the Valuation Period in which we received your request.

     If a transfer is to be made from a Subaccount, we may suspend the right of transfer:

          . during any period when the New York Stock Exchange is closed other than customary weekend and holiday closings;

          . when trading in the markets normally utilized is restricted, or an emergency exists as determined by the SEC so that disposal of investments or determination of the Accumulation Unit value is not practical; or

          . for such other periods as the SEC by order may permit for the protection of Owners.

     We may defer the payment of a transfer from the Fixed Account or Guarantee Periods, for the period permitted by law. This can never be more than six months after we receive your written or telephone request. During the period of deferral, we will continue to credit interest, at the then current interest rate(s), to the Fixed Account Contract Value and/or each Guarantee Period Value.

     If you authorize a third party to transact transfers on your behalf, we will reallocate the Contract Value pursuant to the third party's instructions. However, we do not offer or participate in any asset allocation program or investment advisory service and we take no responsibility for any third party asset allocation program or investment advisory service. We may suspend or cancel acceptance of a third party's instructions at any time and may restrict the Subaccounts available for transfer under third party authorizations.

     The Contract is not designed for professional market timing organizations, or other organizations or individuals engaged in market timing strategies in response to short-term fluctuations in the market, involving frequent transfers, or transfers representing a substantial percentage of the assets of any Subaccount. You should not purchase the Contract if you intend to engage in such market timing strategies. Market timing strategies may be disruptive to the Subaccounts and may be detrimental to Owners. Further, these short-term strategies are particularly inappropriate for attaining long-term retirement goals or for the protection of heirs. Consequently, we reserve the right, at our sole discretion and without prior notice, to take action when we identify market timing strategies detrimental to Owners.

     We reserve the right at any time and without notice to any party, to terminate, suspend or modify these or any other transfer rights. If you submit a request for a transfer that is no longer permitted, we will notify you in writing that the transaction is not permissible. We disclaim all liability if we follow in good faith instructions given in accordance with our procedures, including requests for personal identifying information, that are designed to limit unauthorized use of the privilege. Therefore, you bear the risk of loss in the event of a fraudulent telephone or other transfer request.

8.   Dollar Cost Averaging Program.

     Under our Dollar Cost Averaging ("DCA") program, a predesignated portion of any Subaccount or Fixed Account option is automatically transferred on a monthly, quarterly, semi-annual or annual basis for a specified duration to any other accounts, on your allocation of accounts.

     The theory of a DCA program is that by investing at regular and level increments over time, you will be able to purchase more Accumulation Units when the Accumulation Unit value is relatively low and fewer Accumulation units when the Accumulation Unit value is relatively high. DCA generally helps reduce the risk of purchasing Accumulation Units when market prices are high and selling when market prices are low. However, participation in the DCA program does not assure you of greater profit from your purchases under the program, nor will it prevent or necessarily reduce losses in a declining market. Moreover, while we refer to this program of periodic transfers generally as Dollar Cost Averaging, periodic transfers from a Subaccount (other than a Subaccount which maintains a stable net asset value), are less likely to produce the desired effect of the DCA program and may have the effect of reducing the average price of the Subaccount shares being redeemed.

     The Owner may select any day of the month except for the 29th, 30th or 31st for the DCA transfers to occur. The DCA program is available only during the Accumulation Period. You may enroll any time by completing our Dollar Cost Averaging form. We must receive the enrollment form at least five business days before the first transfer date.

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

The minimum transfer amount is $100 per Subaccount or Fixed Account. The total Contract Value in an account at the time Dollar Cost Averaging is elected must be at least equal to the amount designated to be transferred on each transfer date times the duration selected.

     Dollar Cost Averaging ends if:

          .    the number of designated monthly transfers has been completed,

          . Contract Value in the transferring account is insufficient to complete the next transfer; the remaining amount will be transferred,

          . we receive your written termination at least five business days before the next transfer date, or

          .    the Contract is surrendered or annuitized.

     If the Fixed Account balance is at least $10,000, you may elect automatic monthly or calendar quarter transfers of interest accrued in the Fixed Account to one or more of the Subaccounts or Guarantee Periods. You may enroll in this program any time by completing our Dollar Cost Averaging form. Transfers are made within five business days of the end of the month or calendar quarter, as applicable. We must receive the enrollment form at least ten days before the end of the month or calendar quarter, as applicable.

9.   Automatic Asset Rebalancing Program.

     Under our Automatic Asset Rebalancing program, transfers among the accounts, except for Guarantee Periods and the Fixed Account, will automatically be made periodically on a monthly, quarterly, semi-annual or annual basis to achieve the Owner's pre-defined asset allocations. Transfers under this program are not subject to the $50 transfer minimum and will not be counted against the 12 transfers permitted in a Contract Year. An election to participate in this plan must be in writing on our form and returned to us.

     You may not simultaneously participate in the Dollar Cost Averaging and Automatic Asset Rebalancing programs.

10.  Withdrawals During the Accumulation Period.

     During the Accumulation Period, you may make an unlimited number of partial withdrawals or a total withdrawal (also known as a "surrender") from the Contract. Upon surrender, we will pay the Contract Value reduced by any withdrawal charge, Debt, applicable premium taxes, records maintenance charge and applicable withholding tax, adjusted by any applicable Market Value Adjustment. A partial withdrawal may not exceed the amount available upon surrender. The Market Value Adjustment formula will be applied to the applicable portion of the total value withdrawn unless a withdrawal is effected within 30 days after the end of the applicable Guarantee Period(s). You must return the Contract to us if you elect a total withdrawal. Withdrawals may have tax consequences. (See "Federal Income Taxes.")

     Each Contract Year, you may withdraw remaining Purchase Payments no longer subject to a withdrawal charge, plus 10% of remaining Purchase Payments subject to a withdrawal charge, without incurring a withdrawal charge ("partial free withdrawal").

     The 10% of remaining Purchase Payments is per Contract Year and is not cumulative for future Contract Years.

     Partial withdrawals are subject to the following conditions:

          . Partial withdrawals must be at least $500 or, if smaller, the remaining value in the Fixed Account or a Guarantee Period or Subaccount;

          . no partial withdrawal will be made if the remaining Contract Value of the Fixed Account or any Subaccount will be less than $50 or any Guarantee Period will be less than $500 unless the withdrawal will eliminate your interest in the applicable account;

          . if an account is not specified for the partial withdrawal, it will be deducted on a pro rata basis from the investment options in which the Owner has an interest; and

          . if a partial withdrawal would reduce Contract Value to less than $5,000, the partial withdrawal will be processed as a total withdrawal (surrender of the Contract).

     We make withdrawals pursuant to your written or telephone request specifying in detail both the amount which is to be withdrawn and the names of the accounts that are affected. Telephone transfers are subject to restrictions and require the proper authorization from us. We will make withdrawals from the Fixed Account or Guarantee Periods as of the Valuation Date following the date we receive your written or telephone withdrawal request.

     In the case of withdrawals from a Subaccount, we will redeem the necessary number of Accumulation Units to achieve the requested dollar amount and then reduce the number of Accumulation Units credited in each Subaccount by the number of Accumulation Units redeemed. The reduction in the number of Accumulation Units is determined based on the Accumulation Unit value at the end of the Valuation Period in which we received your request. We will pay the amount within seven calendar days after we receive the request, except as provided below.

     If the withdrawal is to be made from a Subaccount, we may suspend the right of withdrawal, or delay payment beyond seven calendar days:

          . during any period when the New York Stock Exchange is closed other than customary weekend and holiday closings;

          . when trading in the markets normally utilized is restricted, or an emergency exists as determined by the SEC so that disposal of investments or determination of the Accumulation Unit value is not practical; or

          . for such other periods as the SEC by order may permit for the protection of Owners.

     We may defer the payment of a withdrawal from the Fixed Account or Guarantee Periods, for the period permitted by law. This can never be more than six months after we receive your written or telephone request. During the period of deferral, we will continue to credit interest, at the then current interest rate(s), to the Fixed Account Contract Value and/or each Guarantee Period Value.

     A participant in the Texas Optional Retirement System ("ORP") must obtain a certificate of termination from the participant's employer before the Contract can be redeemed. The Attorney General of Texas has ruled that participants in the ORP may redeem their interest in a Contract issued pursuant to the ORP only upon termination of employment in Texas public institutions of higher education, or upon retirement, death or total disability. In those states adopting similar requirements for optional retirement programs, we will follow similar procedures.

     Withdrawals will reduce the Optional Enhanced Death Benefit ("OEDB") in the proportion that the withdrawal, plus withdrawal charges, bears to the Contract Value. For example, if the OEDB is $100,000 and the Contract Value is $80,000, and a withdrawal, including withdrawal charges, of $20,000 is taken, the OEDB is then reduced to $75,000 as shown below.

          .    $20,000/$80,000 = 25% ratio of withdrawal to Contract Value;

          .    $100,000 x 25% = $25,000 of OEDB reduction;

          .    $100,000 OEDB-$25,000 = $75,000 remaining OEDB

11.  Systematic Withdrawal Plan.

     We offer a Systematic Withdrawal Plan ("SWP") allowing you to pre-authorize periodic withdrawals during the Accumulation Period. You instruct us to withdraw a selected amount, or amounts based on your life expectancy, from the Fixed Account, or from any of the Subaccounts or Guarantee Periods on a monthly, quarterly, semi-annual or annual basis. You may select the day of the month on which the withdrawals will occur, other than the 29th, 30th, or 31st of the month. The SWP is available when you request a minimum $100 periodic payment. A Market Value Adjustment applies to any withdrawals under the SWP from a Guarantee Period, unless effected within 30 days after that Guarantee Period ends. If the amounts distributed under the SWP from the Fixed Account and the Subaccounts or Guarantee Periods exceed the partial free withdrawal amount, the withdrawal charge is applied on any amounts exceeding the partial free withdrawal amount. Withdrawals taken under the SWP may be subject to the 10% tax penalty on early withdrawals and to income taxes and withholding. If you are interested in SWP, you may obtain an application and information concerning this program and its restrictions from us or your agent. We give 30 days notice if we amend the SWP, and you may terminate the SWP at any time.

12.  Contract Loans.

     The Owner of a Contract issued as a tax sheltered annuity under Section 403(b) of the Internal Revenue Code of 1986 ("Code") or with a qualified plan under Code Section 401, may request a loan (if permitted by the qualified plan) any time during the Accumulation Period. The requirements and limitations governing the availability of loans, including the maximum amount that a participant may take as a loan, are subject to the rules in the Code, IRS regulations, and our procedures in effect at the time a loan is made. In the case of loans made under Contracts which are subject to the Employee Retirement Income Security Act of 1974 ("ERISA"), additional requirements and limitations will apply such as those under the terms of the plan, Department of Labor regulations and ERISA. Because the rules governing loans under section 403(b) contracts and ERISA Qualified Plans are complicated, you should consult your tax adviser before exercising the loan privilege. Failure to meet the requirements for loans may result in adverse income tax consequences to you. The loan agreement you sign will describe the restrictions and limitations applicable to the loan at the time you apply. For loans subject to ERISA, you also may wish to consult your plan administrator.

     Federal tax law requires loans to be repaid in a certain manner and over a certain period of time. For example, loans generally are required to be repaid within 5 years (except in cases where the loan was used to acquire the principal residence of the plan participant), with repayments made at least quarterly and in substantially level amortized payments over the term of the loan. Interest will be charged on your loan amount. Failure to make a loan repayment when due will result in adverse income tax consequences to you.

     If there is an outstanding loan balance when the Contract is surrendered or annuitized, or when a death benefit is paid, the amount payable will be reduced by the amount of the loan outstanding plus accrued interest. In addition, loans, whether or not repaid, will have a permanent effect on the Contract Value because the investment results of the investment accounts will apply only to the unborrowed portion of the Contract Value. The longer a loan is unpaid, the greater the effect is likely to be. The effect could be favorable or unfavorable. If investment results are greater than the rate being credited on amounts held in your loan account while your loan is unpaid, your Contract Value will not increase as rapidly as it would have if no loan were unpaid. If investment results are below that rate, your Contract Value will be greater than it would have been had no loan been outstanding.

13.  Market Value Adjustment.

     The Market Value Adjustment formula stated below is applicable for both an upward or downward adjustment to a Guarantee Period Value when, prior to the end of a Guarantee Period, that value is:

          .    taken as a total or partial withdrawal;

          .    applied to purchase an Annuity Option; or

          . transferred to another Guarantee Period, the Fixed Account or a Subaccount.

     However, a Market Value Adjustment will not be applied to any Guarantee Period Value transaction effected within 30 days after the end of the applicable Guarantee Period or during the free look period. The Market Value Adjustment applies before the deduction of any withdrawal charges.

     The Market Value Adjustment reflects the relationship between:

          . the currently established interest rate reduced by the cost of any optional rider elected by the Owner ("Current Interest Rate") for a Guarantee Period equal to the remaining length of the Guarantee Period, rounded to the next lower number of complete years, and

          . the Guaranteed Interest Rate applicable to the amount being withdrawn.

     Generally, if the Guaranteed Interest Rate is the same or lower than the applicable Current Interest Rate, the Market Value Adjustment reduces Guarantee Period Value and results in a lower payment. Thus, if interest rates increase, the withdrawal could be less than the original Purchase Payment or the original amount allocated to a Guarantee Period. Conversely, if the Guaranteed Interest Rate is higher than the applicable Current Interest Rate, the Market Value Adjustment increases Guarantee Period Value and results in a higher payment.

     The Market Value Adjustment (MVA) uses this formula:

          MVA = Guarantee Period Value x {[(1+I)/(1+J)] /t/365/-1}

          Where:

               I is the Guaranteed Interest Rate being credited to the Guarantee Period Value (GPV) subject to the Market Value Adjustment;

               J is the current interest rate declared by us as of the effective date of the application of the Market Value Adjustment for current allocations to a Guarantee Period the length of which is equal to the balance of the Guarantee Period for the Guarantee Period Value subject to the Market Value Adjustment, rounded to the next higher number of complete years, reduced by the cost of any optional rider elected by the Owner; and

               t is the number of days remaining in the Guarantee Period.

     An illustration showing an upward and a downward adjustment is provided in Appendix B to this Prospectus.

14.  Death Benefits.

Standard Death Benefit

     If you have not elected an Optional Enhanced Death Benefit rider and you die during the Accumulation Period, we will pay to the Beneficiary the greater of the following, less Debt:

          .    the Contract Value plus any positive Market Value Adjustment, and

          . the total amount of Purchase Payments less previous Purchase Payments withdrawn and withdrawal charges as of the date of death.

     We compute the applicable Contract Value at the end of the Valuation Period following our receipt of due proof of death, the return of the Contact and such other information we may require to process the death benefit. The proof may be a certified death certificate or any other written proof satisfactory to us.

Optional Enhanced Death Benefit Riders

     There are two Optional Enhanced Death Benefit ("OEDB") riders available under the Contract, Zurich Safeguard (sm) and Zurich Safeguard (sm) Plus. We may discontinue the offering of the OEDB riders at any time. The OEDB riders may not be available in all states.

     The investment options under the Contract are categorized as "Class 1 Accumulation Options" or "Class 2 Accumulation Options" solely for purposes of calculating the benefits and charges attributable to the OEDB. The Class 1 Accumulation Options are the Fixed Account and the Guarantee Periods. All other options are Class 2 Accumulation Options.

     You may elect an OEDB rider only on the initial Contract application. You cannot elect an OEDB rider after the date we issue the Contract.

     If you elect an OEDB rider, the death benefit will be based on the option you selected.

Zurich Safeguard (sm)

     Zurich Safeguard (sm) may be elected only if the oldest Owner is age 80 or younger at the time of issue. The current charge for Zurich Safeguard (sm) is 0.20% of applicable Contract Value (See "Contract Charges and Expenses").

     If you elect Zurich Safeguard (sm), the death benefit will be equal to the greatest of the following, less Debt:

          (1)  Contract Value plus any positive Market Value Adjustment;

          (2) The total amount of Purchase Payments less previous Purchase Payments withdrawn and withdrawal charges as of the date of death; and

          (3)  The Step-Up death benefit, described below.

Zurich Safeguard (sm) Plus

     Zurich Safeguard (sm) Plus may be elected only if the oldest Owner is age 75 or younger at the time of issue. The current charge for Zurich Safeguard (sm) Plus is 0.35% of applicable Contract Value (See "Contract Charges and Expenses").

     If you elect Zurich Safeguard (sm) Plus, the death benefit will be equal to the greatest of the following, less Debt:

          (1)  Contract Value plus any positive Market Value Adjustment;

          (2) The total amount of Purchase Payments less previous Purchase Payments withdrawn and withdrawal charges as of the date of death;

          (3)  The Step-Up death benefit, described below; and

          (4)  The Roll-Up death benefit, described below.

     The Step-Up death benefit for the Contract is equal to the greatest of:

          . the Contract Value on each Contract Anniversary preceding the earlier of the 81st birthday of the oldest Owner or date of death,

          . Increased by Purchase Payments made since such Contract Anniversary, and

          . Decreased by any adjustments for withdrawals and withdrawal charges since such Contract Anniversary.

     The Roll-Up death benefit is equal to:

          .    the total amount of Purchase Payments,

          . Accumulated at 5.00% per year (not to exceed two times the value of Purchase Payments that have not been previously withdrawn), to the earlier of the 80th birthday of the oldest Owner or the date of death,

          .    Minus any adjustment for withdrawals and withdrawal charges,

          . Increased by Purchase Payments made from the 80th birthday of the oldest Owner to the date of death,

          . Decreased by any adjustment for withdrawals and withdrawal charges from the 80th birthday of the oldest Owner to the date of death, and

          . Adjusted for allocations to Class 1 Accumulation Options, described below.

Adjustments for Withdrawals and Withdrawal Charges

     Withdrawals and withdrawal charges will reduce the Step-Up and Roll-Up death benefits on a pro rata basis. (See "Withdrawals During the Accumulation Period.") The adjustment for a withdrawal is equal to the value of the death benefit immediately prior to the withdrawal multiplied by (a) divided by (b) where:

          (a)  is the withdrawal plus any withdrawal charges, and

          (b)  is the Contract Value, prior to the withdrawal.

Adjustments for Allocations to Class 1 Accumulation Options

     Certain investment options under the Contract are designated "Class 1 Accumulation Options". Currently, the Class 1 Accumulation Options are the Fixed Account and the Guarantee Periods. We may add or delete Class 1 Accumulation Options. All other investment options are "Class 2 Accumulation Options".

     If you have allocated any portion of your Contract Value to a Class 1 Accumulation Option at any time, it will affect the amount of your death benefit as follows:

          (1) For purposes of calculating the Roll-Up death benefit, Purchase Payments allocated to the Class 1 Accumulation Options are not accumulated at 5.00% ( interest. In general, the Roll-Up death benefit will be less if you allocate amounts to Class 1 Accumulation Options than it will be if you allocate to Class 2 Accumulation Options.

          (2) For the Roll-Up death benefit, the amount of Purchase Payments allocated to Class 1 Accumulation Options, adjusted for prior transfers and withdrawals and withdrawal charges, will be added to the Roll-Up death benefit after it is otherwise determined for Class 2 Accumulation Options.

          (3) If transfers are made between Class 1 and Class 2 Accumulation Options, a proportional adjustment will be made to the Roll-Up death benefit attributable to each class to reflect the period of time that allocations were held in the respective classes.

     The above information regarding the OEDB is a summary of the provisions contained in the rider to your Contract that will be issued if you elect an OEDB. You should consult the rider for additional details. The provisions of the rider are controlling.

     If the Owner is a non-natural person, the OEDB will be based on the age of the oldest Annuitant.

     The applicable death benefit will be paid to the designated Beneficiary upon the death of the Owner during the Accumulation Period. Upon the death of a joint Owner during the Accumulation Period, a death benefit will be paid to the surviving joint Owner.

     If the Owner is not a natural person, we will pay the death benefit upon the death of an Annuitant. We will pay the death benefit to the Beneficiary after we receive due proof of death. We will then have no further obligation under the Contract.

     We compute the applicable death benefit at the end of the Valuation Period following our receipt of due proof of death, the return of the Contract and such other information we may require to process the death benefit. The proof may be a certified death certificate or any other written proof satisfactory to us.

     The death benefit may be paid in a lump sum. This sum may be deferred for up to five years from the date of death. Instead of a lump sum payment, the Beneficiary may elect to have the death benefit distributed as stated in Annuity Option 1 for a period not to exceed the Beneficiary's life expectancy; or Annuity Option 2 or 3 based upon the life expectancy of the Beneficiary as prescribed by federal tax regulations. The Beneficiary must make this choice within 60 days of the time we receive due proof of death, and distribution must commence within one year of the date of death.

     If the Beneficiary is not a natural person, the Beneficiary must elect that the entire death benefit be distributed within five years of your death. Distribution of the death benefit must start within one year after your death. It may start later if prescribed by federal regulations.

     If the Contract was issued as a Non-Qualified Plan Contract, an IRA or Roth IRA and your spouse is the only primary Beneficiary when you die, your surviving spouse may elect to be the successor Owner of the Contract by completing the spousal continuation section of the claim form submitted with due proof of your death. Your surviving spouse will become the Annuitant if no Annuitant is living at the time of your death. If your surviving spouse elects to become the successor Owner of the Contract on your death, thereby waiving claim to the death benefit otherwise payable, a death benefit will not be paid on your death. The Contract Value will be adjusted to equal the death benefit amount otherwise payable, subject to the following:

          . The Contract Value will be adjusted to equal the amount of the death benefit. The difference, if any, between the death benefit and the Contract Value one day prior to the date of continuance will be credited to the Fixed Account. The successor Owner may subsequently transfer this amount from the the Fixed Account to other investment options under the Contract.

          . Upon the death of your surviving spouse before the Annuity Date, the amount of the death benefit payable will be determined as if:
               (1) the Contract was o issued on the date of continuance; and (2) the Contract Value on the date of continuance resulted from receipt of an initial Purchase Payment in that amount.

          . Withdrawal charges, if any, will be limited to withdrawals of Purchase Payments made after the date of continuance.

          . Any OEDB rider in effect will terminate as of the date of your death.

          . Your surviving spouse may elect any OEDB rider then offered by us. All such riders will be subject to the terms and conditions then in effect at the time o of continuance, and all charges and benefits will be calculated as if the coverage was issued to the surviving spouse on the date of continuance and the Contract Value on the date of continuance resulted from receipt of an initial Purchase Payment in that amount.

          . Any subsequent spouse of the surviving spouse Beneficiary will not be entitled to continue the Contract upon the death of the surviving spouse Beneficiary.

                          CONTRACT CHARGES AND EXPENSES

     We deduct the following charges and expenses:

          .    mortality and expense risk charge,

          .    administrative charge,

          .    records maintenance charge,

          .    withdrawal charge,

          .    Optional Enhanced Death Benefit charge, if elected, and

          .    Commutation charge, if applicable.

     Subject to certain expense limitations, you indirectly bear investment management fees and other Portfolio expenses. For Purchase Payments allocated to the Fixed Account or any Guarantee Periods, the applicable credited rates will be reduced to reflect any applicable asset-based charges.

     We reserve the right to charge a fee of $10 for each transfer of Contract Value in excess of twelve transfers per Contract Year.

1.   Mortality and Expense Risk Charge.

     We assess each Subaccount a daily asset charge for mortality and expense risks at a rate of 1.55% per year. Variable Annuity payments reflect the investment experience of each Subaccount but are not affected by changes in actual mortality experience or by actual expenses we incur.

     The mortality risk we assume arises from two contractual obligations. First, if you die before the Annuity Date, we may, in some cases, pay more than Contract Value. (See "Death Benefits" above.) Second, when Annuity Options involving life contingencies are selected, we assume the risk that Annuitants will live beyond actuarial life expectancies.

     We also assume an expense risk. Actual expenses of administering the Contracts may exceed the amounts we recover from the records maintenance charge or the administrative cost portion of the daily asset charge.

2.   Administrative Charge.

     We assess each Subaccount a daily asset charge for administrative costs at a rate of 0.15% per year. This charge reimburses us for expenses incurred for administering the Contracts. These expenses include processing Owner inquiries, changes in allocations, Owner reports, Contract maintenance costs, and data processing costs. The administrative charge covers the average anticipated administrative expenses incurred while the Contracts are in force. There is not necessarily a direct relationship between the amount of the charge and the administrative costs of a particular Contract.

3.   Records Maintenance Charge.

     We deduct an annual records maintenance charge of $30 during the Accumulation Period. The charge is assessed:

          .    at the end of each Contract Year, and

          .    upon total withdrawal of the Contract.

     However, we do not deduct the records maintenance charge for Contracts with a Contract Value of at least $50,000 on the date the charge would otherwise be assessed. We will waive the Market Value Adjustment (positive or negative) on any portion of the $30 charge assessed to the Guarantee Periods.

     This charge reimburses us for the expenses of establishing and maintaining Contract records. The record maintenance charge is prorated among all investment options in which you have an interest.

4.   Withdrawal Charge.

     We do not deduct a sales charge from any Purchase Payment. However, we charge the withdrawal charge on certain surrenders, partial withdrawals, and annuitizations. The withdrawal charge (a contingent deferred sales charge) covers Contract sales expenses, including commissions and other promotional and acquisition expenses. Currently, we anticipate withdrawal charges will not fully cover distribution expenses. Unrecovered distribution expenses may be recovered from our general assets, including proceeds from other Contract charges.

     In calculating the withdrawal charge, we treat withdrawals as coming from the oldest Purchase Payments first (i.e., first-in, first-out) and then from earnings, if any. We will charge all amounts withdrawn and any applicable withdrawal charge against Purchase Payments in the chronological order in which we received them beginning with the initial Purchase Payment.

     Each Contract Year, you may make a withdrawal from the Contract without incurring a withdrawal charge up to the total of:

          . Remaining Purchase Payments no longer subject to a withdrawal charge; and

          . 10% of remaining Purchase Payments that are subject to withdrawal charges.

     Remaining Purchase Payments are those Purchase Payments that have not been previously withdrawn from the Contract.

     If you withdraw a larger amount, the excess Purchase Payments withdrawn are subject to a withdrawal charge, as follows:

   Years Elapsed Since
Purchase Payment Received                                      Withdrawal Charge
-------------------------                                      -----------------
Less than one                                                         7.0%
One but less than two                                                 6.0%
Two but less than three                                               5.0%
Three but less than four                                              4.0%
Four and thereafter                                                   0.0%

     For purposes of the above schedule, a year will elapse on the last day of the Contract Year in which the Purchase Payment was received and on the last day of each subsequent Contract Year.

     After you have withdrawn all Purchase Payments, any remaining earnings may be withdrawn without incurring a withdrawal charge.

     For purposes of calculating withdrawal charges, we assume that amounts are withdrawn in the following order:

          (1)  Purchase Payments no longer subject to a withdrawal charge,

          (2)  The 10% free withdrawal amount,

          (3) Purchase Payments subject to a withdrawal charge in the chronological order in which they were received, and

          (4)  Earnings.

     When a withdrawal is requested, you receive a check in the amount requested. If a withdrawal charge applies, Contract Value is reduced by the withdrawal charge, plus the dollar amount sent to you.

     As the withdrawal charges schedule is based on the year in which each Purchase Payment is made, you may be subject to a withdrawal charge, even though the Contract may have been issued many years earlier. (For additional details, see "Withdrawals During the Accumulation Period.")

     Subject to certain exceptions and state approvals, withdrawal charges are not assessed on withdrawals:

          . after you have been confined in a skilled health care facility for at least 45 consecutive days and you remain confined at the time of the request;

          . within 45 days following your discharge from a skilled health care facility after a confinement of at least 45 days; or

          . if you become disabled after the Contract is issued and before age sixty-five (65).

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     According to the Social Security Administration, the following is the definition for "disability."

          "Inability to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months."

     Restrictions and provisions related to the nursing care or disability waivers are described in the Contract endorsements.

     The withdrawal charge also applies at annuitization to amounts attributable to Purchase Payments in their fourth year or earlier. No withdrawal charge applies upon annuitization if you select Annuity Options 2, 3, 4, or 5, or if payments under Annuity Option 1 are scheduled to continue for at least ten years. See "The Annuity Period-Annuity Options" for a discussion of the Annuity Options available.

     We reserve the right to reduce or waive the withdrawal charge. See "9. Exceptions", below.

5.   Optional Enhanced Death Benefit Charge.

     The annual charge for the Optional Enhanced Death Benefit is .20% of Contract Value if you elect Zurich Safeguard (sm) and .35% of Contract Value if you elect Zurich Safeguard (sm) Plus. The Optional Enhanced Death Benefit charge does not apply to Class 1 Accumulation Options. Currently, the Class 1 Accumulation Options are the Fixed Account and the Guarantee Periods.

6.   Commutation Charge.

     The commutation charge applies during the Annuity Period. The charge equals the difference between the present value of any remaining payments in a certain period (as of the date of calculation) calculated using:

          A. For a Fixed Annuity Option, (i) a discount rate that is equal to the rate assumed in calculating the initial income payment and
               (ii) the greater of: (a) the ten year treasury constant maturity plus 3%; and (b) the rate used to determine the initial payment plus 2%, and

          B. For a Variable Annuity Option, (i) a discount rate that is equal to the assumed investment rate and (ii) the assumed investment rate plus 2%.

     The commutation charge applies to the calculation of lump sum payments with respect to any remaining periodic payments in the certain period under Annuity Options 1, 3 and 5 upon the death of an Annuitant during the Annuity Period or in commutation of remaining annuity payments under those options. The commutation charge reflects the use of a higher interest rate to determine the commutation amount than the interest rate used to determine the initial annuity payment.

7.   Investment Management Fees and Other Expenses.

     Each Portfolio's net asset value reflects the deduction of investment management fees and certain general operating expenses. Subject to limitations, you indirectly bear these fees and expenses. Further detail is provided in the attached prospectuses for the Portfolios and the Funds' statements of additional information.

8.   State Premium Taxes.

     Certain state and local governments impose a premium tax ranging from 0% to 3.5% of Purchase Payments. If we pay state premium taxes, we will deduct the amount paid from:

          .    Purchase Payments when we receive them,

          .    Contract Value upon total withdrawal, or

          .    Contract Value upon annuitization.

     In no event will an amount be deducted for premium taxes before we have incurred a tax liability under applicable state law. See "Appendix B--State Premium Tax Chart" in the Statement of Additional Information.

9.   Exceptions.

     We may decrease the mortality and expense risk charge, the administration charge, and the records maintenance charge without notice. However, we guarantee that we will not increase the charges above the amounts listed on your Contract Schedule. We bear the risk that those charges will not cover our costs. On the other hand, should the charges exceed our costs, we will not refund any charges. Any profit is available for corporate purposes including, among other things, payment of distribution expenses.

     We may also reduce or waive fees and charges, including but not limited to, the records maintenance charge, the withdrawal charge, mortality and expense risk charge and administrative charge, for certain sales that may result in cost savings, such as those where we incur lower sales expenses or perform fewer services because of economies due to the size of a group, the average contribution per participant, or the use of mass enrollment procedure. We may also reduce or waive fees and charges and/or credit additional amounts on Contracts issued to:

          . employees and registered representatives (and their families) of broker-dealers (or their affiliated financial institutions) that have entered into selling group agreements or distribution agreements with Investors Brokerage Services, Inc. ("IBS"); and

          . officers, directors and employees (and their families) of FKLA or certain affiliated companies, or to any trust, pension, profit-sharing or other benefit plan for such persons.

     Reductions in these fees and charges will not unfairly discriminate against any Owner.

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                               THE ANNUITY PERIOD

     Annuity payments to you or your designated payee begin on the Annuity Date under the selected Annuity Option. The Annuity Date must be at least two years from the Date of Issue and must be prior to the later of the youngest original Annuitant's 91st birthday (if the Contract is part of a Charitable Remainder Trust, the Annuitant's 100th birthday) or ten years from the Date of Issue. Annuitization may be delayed beyond the Annuity Date if we are making systematic withdrawals based on your life expectancy. In this case, annuitization begins when life expectancy withdrawals are stopped. You may write to us prior to the distribution of a death benefit or the first annuity payment date to request a change of the Annuity Date.

1.   Election of an Annuity Option.

     Contracts may be annuitized under one of several Annuity Options. We must receive an election of an Annuity Option in writing. You may make an election on or before the Annuity Date. The Beneficiary, subject to the terms of the death benefit provision, may elect to have the death benefit remain with us under one of the Annuity Options. An election may be revoked by a subsequent change of Beneficiary or an assignment of the Contract unless the assignment provides otherwise. Once elected, an Annuity Option cannot be changed after the first annuity payment is made.

     If an Annuity Option is not elected by the Annuity Date, an annuity will be paid for a certain period of ten years and for as long thereafter as the Annuitant (or joint Annuitant) is alive.

     You may elect annuity payments to be made as a Fixed Annuity or Variable Annuity or a combination. We must receive your election at least seven days prior to the Annuity Date. If we do not receive an election from you, annuity payments will be made as a Fixed Annuity. Allocations will not be changed thereafter, except as permitted in the "Transfers During the Annuity Period" provision of the Contract. The MVA Option is not available during the Annuity Period.

2.   Annuity Payments.

     Payments for all Annuity Options are derived from the applicable tables. Current annuity rates will be used if they produce greater payments than those quoted in the Contract. The "Age" in the tables represents the age of the Annuitant on the last birthday before the first annuity payment is due.

     The guaranteed monthly payments are based on an interest rate of 2.5% per year, and where mortality is involved, the 2000 individual annuity mortality table developed by the Society of Actuaries, projected using Scale G to the Year 2015. We may also make available Variable Annuity payment options based on assumed rates other than 2.5%.

     The Annuity Option selected must result in a payment that is at least equal to our minimum payment, according to our rules, at the time the Annuity Option is chosen. If at any time the payments are less than our minimum payment, we have the right to increase the period between payments to quarterly, semi-annual or annual so that the payment is at least equal to the minimum payment or to make payment in one lump sum.

     The amount of periodic annuity payments may depend upon:

          .    the Annuity Option selected;

          .    the age and sex of the Annuitant; and

          .    the investment experience of the selected Subaccount(s).

     The age of the Annuitant influences the amount of periodic annuity payments because an older Annuitant is expected to have a shorter life span, resulting in larger payments. The sex of the Annuitant influences the amount of periodic payments because females generally live longer than males, resulting in smaller payments for females, than males of the same age.

     Annuity payments are made to the Owner or to the person designated in writing by the Owner to receive payment.

3.   Annuity Options.

     You may elect one of the following Annuity Options.

Annuity Option 1--Fixed Installment Annuity.

     Option 1 provides that we will make monthly annuity payments for a certain period of 10 years.

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Annuity Option 2--Life Annuity.

     Option 2 provides that we will make monthly annuity payments over the lifetime of the Annuitant.

Annuity Option 3--Life Annuity with Installments Guaranteed.

     Option 3 provides that we will make monthly annuity payments for a certain period of 10 years and thereafter over the lifetime of the Annuitant.

Annuity Option 4--Joint and Survivor Annuity.

     Option 4 provides that we will pay the full monthly annuity payment over the lifetimes of both Annuitants. Upon the death of either Annuitant, we will continue to pay over the lifetime of the surviving Annuitant a percentage of the original monthly annuity payment. The percentage payable after the death of the first Annuitant must be selected at the time the Annuity Option is chosen. The percentages available to the surviving Annuitant are 50%, 66 2/3%, 75% and 100%.

Annuity Option 5--Joint and Survivor Life Annuity with Installments Guaranteed.

     Option 5 provides that we will make monthly annuity payments for a certain period of 10 years and thereafter over the lifetimes of the Annuitants.

Other Annuity Options--We may make other Annuity Options available.

     A supplementary agreement will be issued to reflect payments that will be made under an Annuity Option. Interest under an Annuity Option will start to accrue on the effective date of the supplementary agreement.

4.   Transfers and Conversions During the Annuity Period.

     During the Annuity Period, you may elect to make the following transfers and conversions. Any election must be in writing in a form satisfactory to us. We reserve the right at any time and without notice to any party to terminate, suspend or modify these transfer and conversion privileges.

Transfers Between Subaccounts

     A transfer may be made from one Subaccount to another Subaccount, subject to the following limitations.

          . Transfers to a Subaccount are prohibited during the first year of the Annuity Period, and subsequent transfers are limited to one per year.

          .    You may not have more than three Subaccounts after the transfer.

          . The amount transferred must equal at least $5,000 of Annuity Unit value and at least $5,000 of Annuity Unit value must remain in the account from which the transfer is made, unless the transfer will eliminate the account.

          . No transfers may be made during the seven days before an annuity payment date. Any transfer request received during such a period will not be processed unless resubmitted and received after the annuity payment date.

     When a transfer is made between Subaccounts, the number of Annuity Units per annuity payment attributable to a Subaccount to which the transfer is made is equal to a. multiplied by b. divided by c. where:

     a. is the number of Annuity Units per annuity payment in the Subaccount from which the transfer is being made;

     b. is the Annuity Unit value for the Subaccount from which the transfer is being made; and

     c. is the Annuity Unit value for the Subaccount to which the transfer is being made.

Conversions From a Fixed Annuity Payment

     You may convert Fixed Annuity payments to Variable Annuity payments subject to the following:

          . at least $30,000 of annuity reserve value must be transferred from our General Account unless the transfer will eliminate the full amount of the annuity reserve value;

          . at least $30,000 of annuity reserve value must remain in our General Account after a transfer unless the transfer will eliminate the annuity reserve value;

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

          . conversions from a Fixed Annuity payment are available only on an anniversary of the Annuity Date; and

          . we must receive notice at least thirty days prior to the anniversary.

     When a conversion is made from Fixed Annuity payment to Variable Annuity payment, the number of Annuity Units per annuity payment attributable to a Subaccount to which the conversion is made is equal to a. divided by b. divided by c. where:

     a.   is the annuity reserve being transferred from our General Account;

     b. is the Annuity Unit value for the Subaccount to which the transfer is being made; and

     c. is the present value of $1.00 per payment period using the attained age(s) of the Annuitant(s) and any remaining payments that may be due at the time of the transfer.

Conversions To a Fixed Annuity Payment

     You may convert Variable Annuity payments to Fixed Annuity payments subject to the following:

          . conversions to a Fixed Annuity payment will be applied under the same Annuity Option as originally selected;

          . at least $30,000 of Annuity Unit value must be transferred to our General Account from the Subaccounts;

          . at least $5,000 of Annuity Unit value must remain in a Subaccount after a transfer unless the transfer will eliminate your interest in the Subaccount;

          . conversions to a Fixed Annuity payment are available only on an anniversary of the Annuity Date; and

          . we must receive notice at least thirty days prior to the anniversary.

     When a conversion is made from a Variable Annuity payment to a Fixed Annuity payment, the number of Annuity Units per payment attributable to a Subaccount from which the conversion is made is the product of a. multiplied by
b. multiplied by c. where:

     a. is the number of Annuity Units representing the interest in such Subaccount per annuity payment;

     b.   is the Annuity Unit value for such Subaccount; and

     c. is the present value of $1.00 per payment period using the attained age(s) of the Annuitant(s) and any remaining payments that may be due at the time of the transfer.

5.   Annuity Unit Value.

     The Annuity Unit value for each Subaccount is determined at the end of a Valuation Period by multiplying the result of a. times b. by c. where:

     a.   is the Annuity Unit value for the immediately preceding Valuation
          Period;

     b. is the investment experience factor for the Valuation Period for which the Annuity Unit value is being calculated; and

     c. is the interest factor of .99993235 per calendar day of the subsequent Valuation Period to offset the effect of the assumed rate of 2.5% per year used in the Annuity Option Table in your Contract. We may also make available Annuity Options based on assumed investment rates other than 2.5%.

6.   First Periodic Payment Under a Variable Annuity.

     To determine the first payment under a Variable Annuity, the Separate Account Contract Value, at the end of the Valuation Period preceding the Valuation Period that includes the date on which the first annuity payment is due, is first reduced by any applicable:

          .    withdrawal charge,

          .    records maintenance charge, and

          .    any premium taxes that apply.

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

     The remaining value will then be used to determine the first monthly annuity payment which is based on the guaranteed annuity option shown in the Annuity Option Table in your Contract. You may elect any option available.

7.   Subsequent Periodic Payments Under a Variable Annuity.

     The dollar amount of subsequent annuity payments may increase or decrease depending on the investment experience of each Subaccount. The number of Annuity Units per annuity payment will remain fixed for each Subaccount unless a transfer is made in which case, the number of Annuity Units per annuity payment will change.

     The number of Annuity Units for each Subaccount is calculated by dividing
a. by b. where:

     a. is the amount of the monthly payment that can be attributed to that Subaccount; and

     b. is the Annuity Unit value for that Subaccount at the end of the Valuation Period. The Valuation Period includes the date on which the payment is made.

     After the first annuity payment, subsequent monthly annuity payments are calculated by adding, for each Subaccount, the product of a. times b. where:

     a.   is the number of Annuity Units per annuity payment in each Subaccount;
          and

     b. is the Annuity Unit value for that Subaccount at the end of the Valuation Period. The Valuation Period includes the date on which the payment is made.

     After the first annuity payment, we guarantee that the dollar amount of each subsequent annuity payment will not be adversely affected by changes in mortality experience or actual expenses from the mortality and expense assumptions on which we based the first payment.

8.   Periodic Payments Under a Fixed Annuity.

     To determine payments under a Fixed Annuity, the Fixed Account Contract Value plus the Accumulated Guarantee Period Values adjusted for any applicable Market Value Adjustment, on the first day preceding the date on which the first annuity payment is due, is first reduced by any withdrawal charge, records maintenance charge and premium taxes that apply. The remaining value will then be used to determine the Fixed Annuity monthly payment in accordance with the Annuity Option selected.

9.   Death of Annuitant or Owner.

     If the Annuitant dies, we will automatically continue any unpaid installments for the remainder of the certain period under Annuity Options 1, 3 or 5. If the Owner elects, we will pay a lump sum payment of the present value of the remaining payments in the certain period. The election to receive the lump sum payment must be made within 60 days of our receipt of due proof of death of the Annuitant or joint Annuitants. The present value of the remaining payments in the certain period will be calculated based on the applicable interest rate.

     For a Fixed Annuity Option, the applicable interest rate is the greater of:

     a.   the ten year Treasury constant maturity plus 3%; and

     b.   the rate used to determine the initial payment plus 2%.

     For a Variable Annuity Option, the applicable interest rate is the assumed investment rate plus 2%.

     The amount of each payment for purposes of determining the present value of any variable installments will be determined by applying the Annuity Unit value next determined following our receipt of due proof of death.

     If Annuity Option 2 is elected, annuity payments terminate automatically and immediately upon the Annuitant's death without regard to the number or total amount of payments made. Thus, it is possible that only one payment will be received if death occurred prior to the date the second payment was due.

     Under Annuity Option 4, Annuity payments terminate automatically and immediately upon the surviving Annuitant's death without regard to the number or total amount of payments received.

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

     If an Owner, who is not also an Annuitant, dies after the Annuity Date, the following provisions apply:

          . If the Owner was the sole owner, the remaining annuity payments will be payable to the Beneficiary in accordance with the provisions described above. The Beneficiary will become the Owner of the Contract.

          . If the Contract has joint Owners, the annuity payments will be payable to the surviving joint Owner in accordance with the provisions described above. Upon the death of the surviving joint Owner, the Beneficiary becomes the Owner.

10.  Protection of Benefits.

     Unless otherwise provided in the supplementary agreement, the Owner may not commute, anticipate, assign, alienate or otherwise hinder the receipt of any annuity payment. Further, the proceeds of the Contract and any payment under an Annuity Option will be exempt from the claim of creditors and from legal process to the extent permitted by law.

11.  Age, Gender and Survival.

     We may require satisfactory evidence of the age, gender and the continued survival of any person on whose life the income is based.

     If the Annuitant's age or gender has been misstated, the amount payable under the Contract will be calculated as if those Purchase Payments sent to us had been made at the correct age or gender. Interest not to exceed 6% compounded each year will be charged to any overpayment or credited to any underpayment against future payments we may make under the Contract.

12.  Commutable Annuitization Option

     For annuitizations under Fixed or Variable Annuity Options 1, 3 or 5, the Owner may elect a commutable annuitization option. Variable Annuity Option 1 is always commutable. As to other Annuity Options, you may choose to receive a lump sum payment during the certain period. Lump sum payments are available beginning 13 months after the Annuity Date and may be elected once each year.

     If your Contract was issued under a Qualified Plan, you may withdraw all or a portion of the present value of the remaining payments during the certain period. If your Contract was not issued under a Qualified Plan, over the life of the Contract you may withdraw up to 75% of the present value of the remaining payments in the certain period. We apply this limit as follows: each time you withdraw a lump sum payment, we will calculate the percentage that amount represents of the present value of the remaining payments in the certain period; you may not withdraw an additional lump sum payment if the sum of those percentages over the life of the Contract would exceed 75%.

     If you take a partial lump sum payment, the remaining payments during the certain period will be reduced based on the ratio of the amount of the lump sum to the present value of the remaining payments in the certain period prior to the withdrawal. Under Options 3 and 5, if the Annuitant is living after the period certain ends, payments will resume without regard to any lump sum payment made during the certain period.

     In determining the amount of the lump sum payment that is available, the present value of the remaining payments in the certain period will be calculated based on the applicable interest rate. For a Fixed Annuity Option, the applicable interest rate is the greater of:

          a.   the ten year treasury constant maturity plus 3%; and

          b.   the rate used to determine the initial annuity payment plus 2%.

     For a Variable Annuity Option, the applicable interest rate is the assumed interest rate plus 2%.

     The amount of each payment for purposes of determining the present value of any variable installments will be the payment next scheduled after the request for commutation is received.

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                              FEDERAL INCOME TAXES

A.   INTRODUCTION.

     This discussion is not exhaustive and is not intended as tax advice. A qualified tax adviser should always be consulted with regard to the application of the law to individual circumstances. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Department regulations, and interpretations existing on the date of this Prospectus. These authorities, however, are subject to change by Congress, the Treasury Department, and judicial decisions.

     This discussion does not address state or local tax consequences, nor federal estate or gift tax consequences, associated with buying a Contract. In addition, we make no guarantee regarding any tax treatment--federal, state, or local--of any Contract or of any transaction involving a Contract.

B.   OUR TAX STATUS.

     We are taxed as a life insurance company and the operations of the Separate Account are treated as a part of our total operations. The Separate Account is not separately taxed as a "regulated investment company." Investment income and capital gains of the Separate Account are not taxed to the extent they are applied under a Contract. We do not anticipate that we will incur federal income tax liability attributable to the income and gains of the Separate Account, and therefore we do not intend to provide for these taxes. If we are taxed on investment income or capital gains of the Separate Account, then we may impose a charge against the Separate Account to provide for these taxes prior to or on the Annuity Date.

C.   TAXATION OF ANNUITIES IN GENERAL.

1.   Tax Deferral During Accumulation Period.

     Under the Code, except as described below, increases in the Contract Value of a Non-Qualified Plan Contract are generally not taxable to you or the Annuitant until received as annuity payments or otherwise distributed. However, certain requirements must be satisfied for this general rule to apply, including:

          .    the Contract must be owned by an individual,

          .    Separate Account investments must be "adequately diversified",

          . we, rather than you, must be considered the owner of Separate Account assets for federal tax purposes, and

          . annuity payments must appropriately amortize Purchase Payments and Contract earnings.

     Non-Natural Owner. As a general rule, deferred annuity contracts held by "non-natural persons," such as corporations, trusts or similar entities, are not annuity contracts for federal income tax purposes. The investment income on these contracts is taxed each year as ordinary income received or accrued by the non-natural owner. There are exceptions to this general rule for non-natural owners. Contracts are generally treated as held by a natural person if the nominal owner is a trust or other entity holding the contract as an agent for a natural person. However, this special exception does not apply to an employer who is the nominal owner of a contract under a non-qualified deferred compensation plan for its employees.

     Additional exceptions to this rule include:

          .    contracts acquired by a decedent's estate,

          .    certain Qualified Contracts,

          .    certain contracts used with structured settlement agreements, and

          . certain contracts purchased with a single premium when the annuity starting date is no later than a year from contract purchase and substantially equal periodic payments are made at least annually.

    Diversification Requirements. For a contract to be treated as an annuity for federal income tax purposes, separate account investments must be "adequately diversified". The Treasury Secretary issued regulations prescribing standards for adequately diversifying separate account investments. If the Separate Account failed to comply with these diversification standards, the Contract would not be treated as an annuity contract for federal income tax purposes and the owner would generally be taxed on the difference between the Contract Value and the Purchase Payments.

     Although we do not control Fund investments, we expect that each Portfolio of the Funds will comply with these regulations so that each Subaccount of the Separate Account will be considered "adequately diversified."

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

     Ownership Treatment. In certain circumstances, a variable annuity contract owner may be considered the owner of the assets of the separate account supporting the contract. Then, income and gains from separate account assets are includible in the owner's gross income. The Internal Revenue Service ("IRS"), in published rulings, stated that a variable contract owner will be considered the owner of separate account assets if the owner possesses the ability to exercise investment control over the assets. As of the date of this Prospectus, no comprehensive guidance has been issued by the IRS clarifying the circumstances when such investment control by a variable contract owner would exist. As a result, your right to allocate the Contract Value among the Subaccounts may cause you to be considered the owner of the assets of the Separate Account.

     We do not know what limits may be set forth in any guidance that the IRS may issue, or whether any such limits will apply to existing Contracts. We therefore reserve the right to modify the Contract as necessary to attempt to prevent you from being considered the owner of the Separate Account assets. However, there is no assurance that our efforts would be successful.

     Delayed Annuity Dates. If the Annuity Date occurs (or is scheduled to occur) when the Annuitant is older than age 85, the Contract might not be treated as an annuity for federal income tax purposes. In that event, the income and gains under the Contract could be currently includible in your income.

     The following discussion assumes that the Contract is treated as an annuity contract for tax purposes and that we are treated as the owner of Separate Account assets.

2.   Taxation of Partial and Full Withdrawals.

     Partial or full withdrawals from a Non-Qualified Plan Contract are includible in income to the extent the Contract Value exceeds the "investment in the contract." This amount is referred to as the "income on the contract." Investment in the contract equals the total of Purchase Payments minus amounts previously received from the Contract that were not includible in your income. Credits we make to your Contract in connection with Market Value Adjustments are not part of your investment in your Contract (and thus, for tax purposes, are treated in the same way as investment gains).

     Any assignment or pledge of, or agreement to assign or pledge, Contract Value is treated as a withdrawal. Investment in the contract is increased by the amount includible in income with respect to that assignment or pledge. If you transfer a contract interest, without adequate consideration, to someone other than your spouse (or to a former spouse incident to divorce), you will be taxed on the income on the contract. In this case, the transferee's investment in the contract is increased to reflect the increase in your income.

     The Contract's death benefit may exceed Purchase Payments or Contract Value. As described in this Prospectus, we impose certain charges with respect to the death benefit. It is possible that those charges (or some portion) could be treated as a partial withdrawal.

     There is some uncertainty regarding the treatment of the market value adjustment for purposes of determining the income on the contract. This uncertainty could result in the income on the contract being a greater (or lesser) amount.

     There may be special income tax issues present in situations where the Owner and the Annuitant are not the same person and are not married to one another. A tax adviser should be consulted in those situations.

3.   Taxation of Annuity Payments.

     Normally, the portion of each annuity payment taxable as income equals the payment minus the exclusion amount. The exclusion amount for variable annuity payments is the "investment in the contract" allocated to the variable annuity option and adjusted for any certain period or refund feature, divided by the number of payments expected to be made. The exclusion amount for fixed annuity payments is the payment times the ratio of the investment in the contract allocated to the fixed annuity option and adjusted for any certain period or refund feature, to the expected value of the fixed annuity payments.

     Once the total amount of the investment in the contract is excluded using these ratios, annuity payments will be fully taxable. If annuity payments stop because the Annuitant dies before the total amount of the investment in the contract is recovered, the unrecovered amount generally is allowed as a deduction to the Annuitant in the last taxable year.

     The Owner may elect to receive a lump sum payment after the Annuity Date. In the case of a Non-Qualified Plan Contract, we will treat a portion of such a lump sum payment as includible in income, and will determine the taxable portion of subsequent periodic payments by applying an exclusion ratio to the periodic payments. However, the federal income tax treatment of such a lump sum payment, and of the periodic payments made thereafter, is uncertain. It is possible the IRS could take a position that greater amounts are includible in income than we currently believe is the case. Prior to electing a lump sum payment after the Annuity Date, you should consult a tax adviser about the tax implications of making such an election.

4.   Taxation of Death Benefits.

     Amounts may be distributed upon your or the Annuitant's death. Before the Annuity Date, death benefits are includible in income and:

          .    if distributed in a lump sum are taxed like a full withdrawal, or

          . if distributed under an annuity option are taxed like annuity payments.

     After the Annuity Date, where a guaranteed period exists and the Annuitant dies before the end of that period, payments made to the Beneficiary for the remainder of that period are includible in income as follows:

          . if received in a lump sum are includible in income to the extent they exceed the unrecovered investment in the contract, or

          . if distributed in accordance with the selected annuity option are fully excludable from income until the remaining investment in the contract is deemed to be recovered.

     Thereafter, all annuity payments are fully includible in income.

5.   Penalty Tax on Premature Distributions.

     A 10% penalty tax applies to a taxable payment from a Non-Qualified Plan Contract unless:

          .    received on or after you reach age 59 1/2,

          .    attributable to your disability,

          . made to a Beneficiary after your death or, for non-natural Owners, after the primary Annuitant's death,

          . made as a series of substantially equal periodic payments (at least annually) for your life (or life expectancy) or for the joint lives (or joint life expectancies) of you and a designated Beneficiary (within the meaning of the tax law),

          . made under a Contract purchased with a single premium when the annuity starting date is no later than a year from Contract purchase and substantially equal periodic payments are made at least annually, or

          . made with annuities used with certain structured settlement agreements.

6.   Aggregation of Contracts.

     The taxable amount of an annuity payment or withdrawal from a Non-Qualified Plan Contract may be determined by combining some or all of the Non-Qualified Plan Contracts owned by an individual. For example, if a person purchases a Contract and also purchases an immediate annuity at approximately the same time, the IRS may treat the two contracts as one contract. Similarly, if a person transfers part of his interest in one annuity contract to purchase another annuity contract, the IRS might treat the two contracts as one contract. In addition, if a person purchases two or more deferred annuity contracts from the same company (or its affiliates) during any calendar year, these contracts are treated as one contract. The effects of this aggregation are not always clear. However, it could affect the taxable amount of an annuity payment or withdrawal and the amount which might be subject to the 10% penalty tax.

7. Loss of Interest Deduction Where Contracts are Held by or for the Benefit of Certain Non-Natural Persons.

     For Contracts issued after June 8, 1997 to a non-natural owner, all or some portion of otherwise deductible interest may not be deductible by the owner. However, this interest deduction disallowance does not affect Contracts where the Owner is taxable each year on the investment income under the Contract. Entities considering purchasing the Contract, or entities that will be beneficiaries under a Contract, should consult a tax adviser.

D.   QUALIFIED PLANS.

     The Contracts are also available for use as Qualified Plan Contracts. Numerous special tax rules apply to the participants in Qualified Plans and to Qualified Plan Contracts. We make no attempt in this Prospectus to provide more than general information about use of the Contract with the various types of Qualified Plans. Persons intending to use the Contract in connection with qualified plans should consult a tax adviser.

     Under the Code, qualified plans generally enjoy tax-deferred accumulation of amounts invested in the plan. Therefore, in considering whether or not to purchase a Contract in a qualified plan, you should only consider the Contract's features other than tax deferral, including the availability of lifetime annuity payments and death benefit protection.

     The tax rules applicable to Qualified Plans vary according to the type of plan and the terms and conditions of the plan. For example, for both withdrawals and annuity payments under certain Qualified Plan Contracts, there may be no "investment in the contract" and the total amount received may be taxable. Also, loans from Qualified Plan Contracts, where allowed, are subject to a variety of limitations, including restrictions on the amount that may be borrowed, the duration of the loan, the number of allowable loans and the manner in which the loan must be repaid. (Owners should always consult their tax advisers and retirement plan fiduciaries prior to exercising their loan privileges.) Both the amount of the contribution that may be made, and the tax deduction or exclusion that the Owner may claim for such contribution, are limited under Qualified Plans. If the Contract is used with a Qualified Plan, the Owner and Annuitant generally are the same individual. The Owner may also designate a Joint Annuitant who becomes the Annuitant if the Annuitant dies prior to the Annuity Date. However, a Joint Annuitant may not be elected under a Qualified Plan. If a Joint Annuitant is named, all distributions made while the Annuitant is alive must be made to the Annuitant. Also, if a Joint Annuitant is named who is not the Annuitant's spouse, the annuity options which are available may be limited, depending on the difference in their ages. Furthermore, the length of any Guarantee Period may be limited in some circumstances to satisfy certain minimum distribution requirements under the Code.

     Qualified Plan Contracts are subject to special rules specifying the time at which distributions must begin and the amount that must be distributed each year. In the case of Individual Retirement Annuities ("IRAs"), distributions of minimum amounts must generally begin by April 1 of the calendar year following the calendar year in which the owner attains age 70 1/2. An excise tax is imposed for failure to comply with the minimum distribution requirements. This excise tax generally equals 50% of the amount by which a minimum required distribution exceeds the actual distribution. The death benefit under your Contract may affect the amount of the minimum required distribution that must be taken from your Contract.

     If you elect to receive a lump sum payment of a portion of the annuity income payments, it is possible that the remaining annuity income payments will not satisfy the minimum distribution requirements. You should consult a tax adviser about the implications under the minimum distribution requirements of taking a lump sum payment.

     A 10% penalty tax may apply to the taxable amount of payments from Qualified Plan Contracts. For Individual Retirement Annuities, the penalty tax does not apply, for example, to a payment:

          .    received after you reach age 59 1/2,

          .    received after your death or because of your disability, or

          . made as a series of substantially equal periodic payments (at least annually) for your life (or life expectancy) or for the joint lives (or joint life expectancies) of you and your designated Beneficiary.

     In addition, the penalty tax does not apply to certain distributions used for qualified first time home purchases or for higher education expenses. Special conditions must be met to qualify for these exceptions. If you wish to take a distribution for these purposes you should consult your tax adviser. Other exceptions may apply.

     Qualified Plan Contracts are amended to conform to plan requirements. However, you, are cautioned that the rights of any person to any benefits under Qualified Plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract. In addition, we are not bound by terms and conditions of qualified plans if they are inconsistent with the Contract.

1.   Qualified Plan Types.

     We may issue Contracts for the following types of Qualified Plans.

     Individual Retirement Annuities. The Code permits eligible individuals to contribute to an IRA. IRAs limit the amounts contributed, the persons eligible and the time when distributions start. Also, subject to direct rollover and mandatory withholding requirements, distributions from other types of qualified plans generally may be "rolled over" on a tax-deferred basis into an IRA. The Contract may not fund a "Coverdell Education Savings Account" (formerly know as an "Education IRA").

     Simplified Employee Pensions (SEP IRAs). The Code allows employers to establish simplified employee pension plans, using the employees' IRAs. Under these plans the employer may make limited deductible contributions on behalf of the employees to IRAs. Employers and employees intending to use the Contract in connection with these plans should consult a tax adviser.

     SIMPLE IRAs. The Code permits certain small employers to establish "SIMPLE retirement accounts," including SIMPLE IRAs, for their employees. Under SIMPLE IRAs, certain deductible contributions are made by both employees and employers. SIMPLE IRAs are subject to various requirements, including limits on the amounts that may be contributed, the persons who may be eligible, and the time when distributions may commence. Employers and employees intending to use the Contract in connection with these plans should consult a tax adviser.

     Roth IRAs. The Code permits contributions to an IRA known as a "Roth IRA." Roth IRAs differ from other IRAs in certain other respects including:

          .    Roth IRA contributions are never deductible,

          . "qualified distributions" from a Roth IRA are excludable from income,

          .    mandatory distribution rules do not apply before death,

          . a rollover to a Roth IRA must be a "qualified rollover contribution," under the Code,

          .    special eligibility requirements apply, and

          . contributions to a Roth IRA can be made after the Owner has reached age 70 1/2.

     All or part of an IRA may be converted into a Roth IRA without taking an actual distribution. An individual may convert by notifying the IRA issuer or trustee. You must be eligible for a qualified rollover contribution to convert an IRA to a Roth IRA. A conversion typically results in the inclusion of some or all of the IRA value in gross income, except that the 10% penalty tax does not apply on the conversion. Persons with adjusted gross incomes in excess of $100,000 or who are married and file a separate return are not eligible to make a qualified rollover contribution or a transfer in a taxable year from a non-Roth IRA to a Roth IRA.

     Any "qualified distribution," as defined in Section 408A, from a Roth IRA is excludible from gross income. A qualified distribution includes a distribution made after you reach age 59 1/2, after your death, because of your disability, or made to a first-time homebuyer. A qualified distribution can only be made after the first five years after the year for which you (or your spouse) made a contribution to any Roth IRA established for your benefit.

     Corporate and Self-Employed ("H.R. 10" and "Keogh") Pension and Profit-Sharing Plans. The Code permits corporate employers to establish various types of tax-favored retirement plans for employees. The Self-Employed Individuals' Tax Retirement Act of 1962, as amended, commonly referred to as "H.R. 10" or "Keogh," permits self-employed individuals also to establish such tax-favored retirement plans for themselves and their employees. Such retirement plans may permit the purchase of the Contracts in order to provide benefits under the plans. The Contract provides a death benefit that in certain circumstances may exceed the greater of the Purchase Payments and the Contract Value. It is possible that such a death benefit could be characterized as an incidental death benefit. There are limitations on the amount of incidental benefits that may be provided under pension and profit sharing plans. In addition, the provision of such benefits may result in current taxable income to participants. Employers intending to use the Contract in connection with such plans should seek competent advice.

     Tax-Sheltered Annuities. Code Section 403(b) permits public school employees and employees of certain types of charitable, educational and scientific organizations to have their employers purchase annuity contracts for them and, subject to certain limitations, to exclude the amount of purchase payments from taxable gross income. These annuity contracts are commonly referred to as "tax-sheltered annuities." If you purchase a Contract for such purposes, you should seek competent advice regarding eligibility, limitations on permissible amounts of purchase payments and other tax consequences associated with the Contracts. In particular, you should consider that the Contract provides a death benefit that in certain circumstances may exceed the greater of the Purchase Payments and the Contract Value. It is possible that such death benefit could be characterized as an incidental death benefit. If the death benefit were so characterized, this could result in currently taxable income to purchasers. In addition, there are limitations on the amount of incidental benefits that may be provided under a tax-sheltered annuity.

     Tax-sheltered annuity contracts must contain restrictions on withdrawals of

          . contributions made pursuant to a salary reduction agreement in years beginning after December 31, 1988,

          .    earnings on those contributions, and

          . earnings after December 31, 1988 on amounts attributable to salary reduction contributions held as of December 31, 1988.

     These amounts can be paid only if you have reached age 59 1/2, severed employment, died, or become disabled (within the meaning of the tax law), or in the case of hardship (within the meaning of the tax law). Amounts permitted to be distributed in the event of hardship are limited to actual contributions; earnings thereon cannot be distributed on account of hardship. Amounts subject to the withdrawal restrictions applicable to Section 403(b)(7) custodial accounts may be subject to more stringent restrictions. (These limitations on withdrawals generally do not apply to the extent you direct us to transfer some or all of the Contract Value to the issuer of another tax-sheltered annuity or into a Section 403(b)(7) custodial account.)

     Deferred Compensation Plans of State and Local Governments and Tax-Exempt Organizations. The Code permits employees of state and local governments and tax-exempt organizations to defer a portion of their compensation without paying current taxes. The employees must be participants in an eligible deferred compensation plan. Generally, a Contract purchased by a state or local government or a tax-exempt organization will not be treated as an annuity contract for federal income tax purposes. Those who intend to use the Contracts in connection with such plans should seek competent advice.

2.   Direct Rollovers.

     If the Contract is used in connection with a retirement plan that is qualified under Sections 401(a), 403(a), or 403(b) of the Code or with an eligible government deferred compensation plan that is qualified under Section 457(b), any "eligible rollover distribution" from the Contract will be subject to "direct rollover" and mandatory withholding requirements. An eligible rollover distribution generally is any taxable distribution from such a qualified retirement plan, excluding certain amounts such as

          . minimum distributions required under Section 401(a)(9) of the Code, and

          . certain distributions for life, life expectancy, or for ten years or more which are part of a "series of substantially equal periodic payments."

     Under these requirements, federal income tax equal to 20% of the eligible rollover distribution will be withheld from the amount of the distribution. Unlike withholding on certain other amounts distributed from the Contract, discussed below, you cannot elect out of withholding with respect to an eligible rollover distribution. However, this 20% withholding will not apply if, instead of receiving the eligible rollover distribution, you elect to have it directly transferred to certain types of qualified retirement plans. Prior to receiving an eligible rollover distribution, a notice will be provided explaining generally the direct rollover and mandatory withholding requirements and how to avoid the 20% withholding by electing a direct rollover.

E.   FEDERAL INCOME TAX WITHHOLDING.

     We withhold and send to the U.S. Government a part of the taxable portion of each distribution unless the Annuitant notifies us before distribution of an available election not to have any amounts withheld. In certain circumstances, we may be required to withhold tax. The withholding rates for the taxable portion of periodic annuity payments are the same as the withholding rates for wage payments. In addition, the withholding rate for the taxable portion of non-periodic payments (including withdrawals prior to the maturity date and conversions of, or rollovers from, non-Roth IRAs to Roth IRAs) is 10%. The withholding rate for eligible rollover distributions is 20%.

                            DISTRIBUTION OF CONTRACTS

     The Contracts are sold by licensed insurance agents in those states where the Contract may be lawfully sold. The agents are also registered representatives of registered broker-dealers who are members of the National Association of Securities Dealers, Inc. Sales commissions may vary, but are not expected to exceed 5.75% of Purchase Payments. In addition to commissions, we may pay additional promotional incentives, in the form of cash or other compensation, to selling broker-dealers. These incentives may be offered to certain licensed broker-dealers that sell or are expected to sell certain minimum amounts during specified time periods. The Contracts are distributed through the principal underwriter for the Separate Account:

                   Investors Brokerage Services, Inc. ("IBS")
                              1600 McConnor Parkway
                         Schaumburg, Illinois 60196-6801

     IBS is a wholly-owned subsidiary of Kemper Investors Life Insurance Company, an affiliate of FKLA. IBS enters into selling group agreements with affiliated and unaffiliated broker-dealers. All of the investment options are not available to all Owners. The investment options are available only under Contracts that are sold or serviced by broker-dealers having a selling group agreement with IBS authorizing the sale of Contracts with the investment options specified in this Prospectus. Other distributors may sell and service contracts with different contract features, charges and investment options.

                                  VOTING RIGHTS

     Proxy materials in connection with any Fund shareholder meeting are delivered to each Owner with Subaccount interests invested in the Fund as of the record date. Proxy materials include a voting instruction form. We vote all Fund shares proportionately in accordance with instructions received from Owners. We will also vote any Fund shares attributed to amounts we have accumulated in the Subaccounts in the same proportion that Owners vote. A Fund is not required to hold annual shareholders' meetings. Funds hold special meetings as required or deemed desirable for such purposes as electing trustees, changing fundamental policies or approving an investment advisory agreement.

     Owners have voting rights in a Portfolio based upon the Owner's proportionate interest in the corresponding Subaccount as measured by units. During the Annuity Period, voting rights decrease as Annuity Units decrease.

                    REPORTS TO CONTRACT OWNERS AND INQUIRIES

     After each calendar quarter, we send you a statement showing Purchase Payments received, amounts credited to each Subaccount, the Guarantee Periods and to the Fixed Account Option, investment experience, and charges made since the last report, as well as any other information required by statute. In addition, you receive written confirmation of financial transactions and credits when received. We will also send a current statement upon your request. We also send you annual and semi-annual reports for the Portfolios that correspond to the Subaccounts in which you invest and a list of the securities held by that Portfolio.

     You may direct inquiries to the selling agent or may call 1-800-621-5001 or write to Federal Kemper Life Assurance Company, Customer Service, 1600 McConnor Parkway, Schaumburg, Illinois 60196-6801.

                                     EXPERTS
                          [TO BE UPDATED BY AMENDMENT]

     The consolidated balance sheets of FKLA as of December 31, 2002 and 2001, and the related consolidated statements of operations, comprehensive income
(loss), stockholder's equity, and cash flows for each of the three years in the period ended [December 31, 2002], have been included herein and in the
registration statement in reliance on the report of [           ], independent
                                                     -----------
accountants, given on the authority of said firm as experts in auditing and accounting.

                                  LEGAL MATTERS

     Legal matters with respect to our organization, our authority to issue annuity contracts and the validity of the Contract have been passed upon by Frank Julian, Senior Vice President and Associate General Counsel. Jorden Burt LLP, Washington, D.C., has advised us on certain legal matters concerning federal securities laws applicable to the issue and sale of the Contracts.

                             SPECIAL CONSIDERATIONS

     We reserve the right to amend the Contract to meet the requirements of federal or state laws or regulations. We will notify you in writing of these amendments.

     Your rights under a Contract may be assigned as provided by law. An assignment will not be binding upon us until we receive a written copy of the assignment. You are solely responsible for the validity or effect of any assignment. You, therefore, should consult a qualified tax adviser regarding the tax consequences, as an assignment may be a taxable event.

                              AVAILABLE INFORMATION

     We are subject to the informational requirements of the Securities Exchange Act of 1934 and file reports and other information with the SEC. These reports and other information can be inspected and copied at the SEC's public reference facilities at Room 1024, 450 Fifth Street, N.W., Washington, D.C. and 500 West Madison, Suite 1400, Northwestern Atrium Center, Chicago, Illinois. Copies also can be obtained from the SEC's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

     We have filed registration statements (the "Registration Statements") relating to the Contracts with the SEC under the Securities Act of 1933. This Prospectus has been filed as part of the Registration Statements and does not contain all of the information set forth in the Registration Statements. These Registration Statements contain further information about us and the Contracts. The Registration Statements may be inspected and copied, and copies can be obtained at prescribed rates, as mentioned above.

                                LEGAL PROCEEDINGS

     FKLAhas been named as defendant in certain lawsuits incidental to our insurance business. Based upon the advice of legal counsel, our management believes that the resolution of these various lawsuits will not result in any material adverse effect on our consolidated financial position.

                                    BUSINESS

Strategic initiatives

We market a selected range of life insurance and annuity products primarily through brokerage general agents and other independent distributors. We continue to focus our efforts on expanding distribution through diversified channels and developing new products to further diversify our product portfolio. We have also been focusing on providing better and expanded service to our top producers. This focus is expected to result in increased sales from those producers.

Our management, operations and strategic directions are integrated with those of another Kemper subsidiary, Kemper Investors Life Insurance Company ("KILICO"). The integration streamlines management, controls costs, improves profitability, increases operating efficiencies and productivity, and expands both companies' distribution capabilities. Headquartered in Schaumburg, Illinois, KILICO markets individual and group fixed-rate (general account) and variable (separate account) annuity contracts, as well as individual and group term life, group variable (separate account) life insurance products through various distribution channels such as financial institutions, securities brokerage firms, insurance agents and financial planners. Beginning on January 1, 1996, the management, operations and strategic directions of another Kemper subsidiary, Zurich Life Insurance Company of America ("ZLICA") were integrated with our operations. In 2001, the management, operations and strategic direction of a newly formed KILICO subsidiary, Zurich Life Insurance Company of New York ("ZLICONY") were also integrated with our operations. Headquartered in Schaumburg, Illinois, ZLICA and ZLICONY market low-cost term life insurance products, similar to those we issue, primarily on a direct basis to individuals using the marketing expertise of Zurich Direct ("ZD") Inc., an insurance agency. ZLICONY also markets low-cost term life insurance products and fixed annuities through brokerage general agents and other independent distributors, similar to us. The Company, KILICO, Fidelity Life Association ("FLA"), ZLICA, ZLICONY and ZD operate under the trade name Zurich Life. FLA shares directors, management, operations, and employees with us, pursuant to an administrative and management services agreement. FLA issues policies not issued by KILICO or us, along with other policies that are similar to certain policies of ours.

During 2002, Zurich Life completed a project to optimize the portfolio of businesses, the distribution channels and the products that Zurich Life sells. This strategic initiative was named FOCUS and was implemented in two phases.

The objective of phase I of FOCUS was to identify those businesses with the potential to be significant generators of embedded value through strong present value of distributable earnings margins and future growth. As a result of this analysis, the decision was made for KILICO to exit the variable universal life line of business due to lack of scale and profitability. Zurich Life also chose not to build out a separate marketing and wholesaling group to exclusively target the bank distribution channel. We have in the past and will continue to assess the various markets in which we operate as well as our product offerings in each market.

The objective of phase II of FOCUS was and is to aggressively look at the operating and cost structures necessary to support those businesses that our portfolio review determined will deliver the greatest profitability. Zurich Life dramatically improved its processes and reduced its overall operating expenses. Phase II work continues today and continues to be about fundamentally changing Zurich Life's cost structure in order to compete and win in the markets it has chosen. Zurich Life benefited significantly from the cost reductions generated by the phase II work and expects to continue to in future periods.

Narrative description of business

As previously discussed, we market a selected range of life insurance and annuity products. We have very tight agency requirements and had 133 general agencies at December 31, 2002. In addition, we increasingly utilize other marketing organizations such as agents associated with financial institutions, securities brokerage firms and property-casualty insurance agencies. We have also developed marketing arrangements with other life insurance companies and other financial institutions and intermediaries that do not participate in the low-cost term marketplace. Such arrangements help us increase sales by allowing other companies to market our products.

In addition to developing innovative, low-cost products, we utilize advanced computer systems to provide quality service. We developed a new streamlined workflow process model in 2002 that focuses on three main components of new business processing. Those components are an Application Readiness Team, Underwriting Decision Team, and a Policy Issue Team. By organizing its underwriters and related personnel into these work groups, and making extensive use of technology, we have been able to significantly reduce our new business cost structure while also decreasing policy issue time. We also capture policy information electronically at its source (the producer) and make it available to all parties in the process of underwriting and handling the life insurance business.

Our premiums, deposits and reinsurance are as follows (in millions):

Premiums, Deposits and Reinsurance
(Millions)

                                                  2002     2001     2000
                                                 ------   ------   ------
Gross Premiums and Deposits
Term and other life insurance sales              $277.0   $259.7   $257.9
Effect of change to mid-terminal valuation (1)       --       --    (61.9)
Interest sensitive life sales                      87.1     90.5     92.4
Annuity sales                                       5.4      7.1      8.0
Funding agreement deposits                           --       --    333.0
                                                 ------   ------   ------

Total                                             369.5    357.3    629.4
                                                 ======   ======   ======

Premiums and Deposits Ceded
Term and other life insurance reinsurance         190.3    176.9    156.2
Interest sensitive life reinsurance                32.5     19.5     37.9
Funding agreement reinsurance                        --       --    100.0
                                                 ------   ------   ------

Total                                             222.8    196.4    294.1
                                                 ======   ======   ======

Net Premiums and Deposits
Term and other life insurance, net                 86.7     82.8    101.7
Effect of change to mid-terminal valuation (1)       --       --    (61.9)
Interest sensitive life, net                       54.6     71.0     54.5
Annuity, net                                        5.4      7.1      8.0
Funding agreement, net                               --       --    233.0
                                                 ------   ------   ------

Total                                            $146.7   $160.9   $335.3
                                                 ======   ======   ======

(1) Reflects the effect of the Company changing to a mid-terminal reserving basis from a mean reserve basis in 2000.

Sales of interest sensitive life products and annuity products consist of deposits received, which are not recorded as revenue within the statements of operations, per accounting principles generally accepted in the United States of America ("GAAP"). Premiums are treated as deposits (increases) to policyholders' account balances.

The following table reconciles our premiums and deposits with premium revenue, as reported in our Statements of Operations:

(in millions)
                                                      Twelve Months Ended
                                                          December 31,
                                                   -------------------------
                                                    2002     2001      2000
                                                   ------   ------   -------

Total net premiums and deposits                    $146.7   $160.9   $ 335.3
Reclass deposit-type premiums to balance sheet      (60.0)   (77.6)   (250.2)
                                                   ------   ------   -------
Premium revenue, per the Statement of Operations   $ 86.7   $ 83.3   $  85.1
                                                   ======   ======   =======

Life premiums consist of new and renewal term insurance premiums and premiums received on interest-sensitive life insurance products. The face value of term and interest-sensitive life insurance sold in 2002 was $20.8 billion, compared with $21.8 billion in 2001. Total life insurance in force before reinsurance ceded amounted to $133.9 billion at December 31, 2002, compared with $124.4 billion at December 31, 2001. Total insurance in force before reinsurance ceded rose $9.5 billion in 2002, compared with 2001, after taking into account lapses (nonrenewals) and surrenders of term and interest-sensitive life insurance products totaling $10.6 billion in 2002. This combined surrender and lapse activity resulted in a lapse ratio of 8.2 percent in 2002, compared with 9.9 percent in 2001.

To help increase sales, we continue to design new products. All of our products feature a short-form application and a simplified underwriting process for efficient policy issuance.

For mortality-based products, we establish a measure of protection through careful underwriting and reinsurance arrangements. We believe that our normal underwriting and reserving practices take into account all known mortality risks, including the acquired immune deficiency syndrome ("AIDS"). Virtually all new applicants for mortality-based policies are tested for the AIDS virus, and most of the in force business has been tested during the application process.

We currently use mortality assumptions for pricing and planning that align with current experience. For the last decade, however, the reinsurance market has been such that the major reinsurers have priced with mortality assumptions below our expectations. Over the past few years, as insured mortality has generally improved, the reinsurers have profited from this business. There are differing opinions whether mortality will continue to improve as it has in the past and whether we should assume such improvements in our direct pricing and planning. Yet, we believe several reinsurers continue to factor future mortality improvement into their reinsurance terms.

Considering the current reinsurance market for low-cost term insurance, we have determined that it is worthwhile to reinsure a significant portion of the business in order to obtain a locked-in mortality cost that is lower than our assumed, otherwise non-reinsured cost of mortality.

For new business, since 1997, we have been ceding reinsurance on term insurance such that our retention limit per life is 10% of the amount at risk, or $300,000, if less. This has enabled us to price competitively using a combination of our best estimate mortality assumptions and the favorable reinsurance terms. Such low retention limits are common among most of our peer competitors.

Following our reinsurance strategy on new business, effective October 1, 2000, we ceded our pre-1997 term and Cash Value Term ("CVT") series universal life policies to a select group of reinsurers on a yearly renewable term ("YRT") basis so that our net retention would approximate 10% of the net amount at risk on such policies.

Annuities accounted for 3.7 percent of our 2002 premiums, compared with 4.4 percent in 2001. Annuities also accounted for approximately $412 million of invested assets at December 31, 2002 compared with $439 million at December 31, 2001. We sell our fixed rate (general account) annuity products primarily through our general agency force.

Funding agreements accounted for approximately $606 million of invested assets at both December 31, 2002 and 2001. Sales of new funding agreement business were suspended as of January 1, 2001, at the request of ZFS.

NAIC ratios

The National Association of Insurance Commissioners ("the NAIC") annually calculates certain statutory financial ratios for most insurance companies in the United States. These calculations are known as the Insurance Regulatory Information System ("IRIS") ratios. Currently, thirteen IRIS ratios are calculated. The primary purpose of the ratios is to provide an "early warning" of any negative developments. The NAIC reports a company's ratios to state regulators who may then contact the company if three or more ratios fall outside the NAIC's "usual ranges".

Based on statutory financial data as of December 31, 2002, we had five ratios outside the usual ranges: the change in net and gross capital and surplus ratios, the adequacy of investment income, the surplus relief ratio, and the change in premium ratio. The change in the net and gross capital and surplus ratios reflects the lower level of net income earned compared to dividends paid during 2002. The result for the adequacy of investment income ratio was primarily caused by compressed spread income due to the current low interest rate environment. The surplus relief ratio and change in premium ratio primarily resulted from our reinsurance strategy, as previously discussed.

Other than certain states requesting quarterly financial reporting and/or explanation of the underlying causes for certain ratios, no state regulators have taken any action due to our IRIS ratios for 2002 or earlier years.

Risk-based capital, asset adequacy and codification

Under Illinois' asset adequacy and risk-based capital rules, state regulators may mandate remedial action for inadequately reserved or inadequately capitalized companies. The asset adequacy rules are designed to assure that assets supporting reserves are adequate to cover liabilities under a variety of economic scenarios. The focus of risk-based capital rules is a risk-based formula that applies prescribed factors to various risk elements in an insurer's business and investments to develop a minimum capital requirement designed to be proportional to the amount of risk assumed by the insurer. We have capital levels substantially exceeding any that would mandate action under the risk-based capital rules and are in compliance with applicable asset adequacy rules.

As of January 1, 2001, we adopted the Codification of Statutory Accounting Principles ("Codification") guidance. The NAIC Accounting Practices and Procedures Manual is the NAIC's primary guidance on statutory accounting. Codification provides guidance for areas where statutory accounting had been silent and changed current statutory accounting in some areas. The Illinois Insurance Department adopted Codification, effective January 1, 2001. Our statutory surplus was positively impacted upon adoption as a result of the net effect of recording a deferred tax asset, of nonadmitting non-operating system software and of nonadmitting net affiliated receivables and other changes caused by the Codification.

Reserves and reinsurance

The following table provides a breakdown of our reserves for future policy benefits and deposit funds by product type as of December 31, 2002 and 2001, including a summary of the related in force.

                                                           2002                      2001
                                                 -----------------------   -----------------------
(in millions)                                     Gross   Ceded     Net     Gross   Ceded     Net
                                                 ------   -----   ------   ------   -----   ------
Traditional Life
Life                                             $  584   $(367)  $  217   $  535   $(317)  $  218
Supplemental contracts and other reserves            40      --       40       42      --       42
                                                 ------   -----   ------   ------   -----   ------
   Total traditional life reserves                  624    (367)     257      577    (317)     260

Deposit-Type
Interest sensitive life                             670      --      670      673      --      673
Annuities                                           434      --      434      464      --      464
Supplemental contracts and other without life
   contingencies                                     36      --       36       42      --       42
Funding agreements                                  710    (100)     610      710    (100)     610
                                                 ------   -----   ------   ------   -----   ------
   Total deposit-type reserves                    1,850    (100)   1,750    1,889    (100)   1,789
                                                 ------   -----   ------   ------   -----   ------
   Total traditional and deposit-type reserves   $2,474   $(467)  $2,007   $2,466   $(417)  $2,049
                                                 ======   =====   ======   ======   =====   ======

Life Insurance in Force
(in billions)                                              2002                       2001
                                                 ------------------------   ------------------------
                                                  Gross    Ceded     Net     Gross    Ceded     Net
                                                 ------   -------   -----   ------   -------   -----
Life Insurance in force                          $133.9   $(115.4)  $18.5   $124.4   $(106.6)  $17.8

As previously discussed, for new business, we cede term life insurance such that our retention limit per life is 10% of the amount at risk, or $300,000, if less.

In 1999, we developed a new "Funding Agreement" product. Funding Agreements are insurance contracts similar to structured settlements, immediate annuities and guaranteed investment contracts ("GICs"). The contracts qualify as insurance under state laws and are sold as non-surrenderable immediate annuities to trusts established by a securities firm. The securities firm sold interests in these trusts to institutional investors. Funding Agreements have either a fixed or variable rate of interest, are obligations of our general account and are recorded as future policy benefits. (See the note captioned "Reinsurance" in the Notes to Financial Statements.)

In the fourth quarter of 2000, we ceded to KILICO $100.0 million in deposit-type funds related to Funding Agreements.

We have ceded a significant amount of life insurance premiums to FLA under various reinsurance contracts for the portions of life insurance risk in excess of our retention limits on policies written prior to 1992. Our retention limit, prior to January 1, 1997, had been $300 thousand (face amount) on the life of any one individual since 1985. Effective January 1, 1997, we began to cede 90 percent of all term life insurance business to outside reinsurers. In the fourth quarter of 2000, we reinsured 90 percent of our retention on the existing block of term business and the existing block of CVT universal life business issued prior to 1997 to a select group of outside reinsurers.

In 1996, we ceded, on a yearly renewable term basis, approximately $14.4 billion (face amount) of term life insurance to KILICO. Effective September 30, 2000, this reinsurance agreement was terminated. Upon termination, we received $7.7 million of premiums from KILICO, representing consideration for the recaptured reserves. Due to the difference in the generally accepted accounting principles basis and the statutory accounting basis of the reserves related to this recaptured business, we recorded a deemed contribution from Kemper of $16.3 million in 2000. (See the note captioned "Reinsurance" in the Notes to Financial Statements.)

Competition

We are in a highly competitive business and compete with a large number of other stock and mutual life insurance companies, many of which are larger financially, although none is truly dominant in the industry. We primarily compete in the low-cost mortality products marketplace. Annuity products compete for savings dollars with securities brokerage and investment advisory firms as well as other institutions that manage assets, produce financial products or market other types of investment products.

Our principal methods of competition continue to be innovative products, often designed for selected distribution channels and economic conditions, as well as appropriate product pricing, careful underwriting, expense control and the quality of services provided to policyholders and agents.

To address our competition, we have adopted certain business strategies. These include:

..    customer segmentation and focus,
..    continued focus on existing term life insurance products,
..    a renewed focus on universal life products,
..    distribution through diversified channels,
..    systematic review of investment risk and our capital position,
..    ongoing efforts to continue as a low-cost provider of insurance products and high-quality services to agents and policyholders through the use of technology,
..    high quality, efficient operations, and
..    rigorous expense management.

Rankings and ratings

According to Best's Insurance Reports, 2002, as of December 31, 2001, we ranked 197 out of the top 250 life insurers by admitted assets. We did not rank in the top 250 life insurers by capital and surplus or by net premiums written.

Our December 31, 2002 ratings were as follows:

                                     Rating
                                  -----------
A.M. Best Company...........   A  (Excellent)
Moody's Investors Service...   A2 (Good)
Standard & Poor's...........   A+ (Strong)

Our Standard & Poor's ("S&P") rating was coupled with ZFS through December 31, 2001 due to the perceived financial strength of ZFS and Zurich Life and the designation of Zurich Life as one of ZFS' core businesses. In September 2001, S&P announced that it was downgrading several insurance groups based on the potential catastrophic losses from the September 11, 2001 terrorist attacks on the United States of America, and the subsequent fall in equity markets. At that time, ZFS was placed on CreditWatch with negative implications and its rating, and therefore our rating, was downgraded from "AA+" to "AA". In February 2002, ZFS received another downgrade to "AA-" and remained on CreditWatch with negative implications. During 2001, ZFS considered the divestiture of Zurich Life. Although ZFS made the decision to retain Zurich Life in December 2001, S&P decided to uncouple Zurich Life's rating from ZFS in March 2002, primarily due to ZFS' consideration of the Zurich Life divestiture. At that time, we received a rating of "A+", S&P's fifth highest rating, reflecting the non-supported strength of Zurich Life and were taken off CreditWatch. In August 2002, the outlook of ZFS, our parent, was revised from stable to negative and currently our "A+" rating was placed on negative outlook.

We share our A.M. Best rating with ZFS. In the fall of 2001, A.M. Best placed ZFS under review with developing implications but did not change its ratings. In March 2002, ZFS' A.M. Best "A+" (Superior) financial strength rating was affirmed, removed from under review and assigned a negative outlook. In September 2002, A.M. Best announced that it was downgrading ZFS to "A" (Excellent) from "A+" (Superior). In December 2002, A.M. Best affirmed the "A" rating of ZFS and its core operating subsidiaries and placed ZFS on a positive outlook.

Our Moody's Investors Service (Moody's) Aa3 rating was reviewed in March 2002 and placed under review for possible downgrade. In June 2002, Moody's lowered our rating to "A2", its sixth highest rating out of nineteen.

Employees

At December 31, 2002, we had approximately 959 employees who are also shared with KILICO, ZLICA, ZLICONY, and FLA. FLA is a mutual company, owned by its policyholders.

We purchased a $60.0 million group variable life insurance policy covering all current employees as of February 14, 2001 from KILICO. The transaction, as business-owned life insurance, permits us to indirectly fund certain of our employee benefit obligations. The asset is carried as part of other assets in the Balance Sheet. The changes in cash surrender value are recorded as other income in the Statement of Operations.

Regulation

We are generally subject to regulation and supervision by the insurance departments of Illinois and other jurisdictions in which we are licensed to do business. These departments enforce laws and regulations designed to assure that insurance companies maintain adequate capital and surplus, manage investments according to prescribed character, standards and limitations and comply with a variety of operational standards. The departments also make periodic examinations of individual companies and review annual and other reports on the financial condition of each company operating within their respective jurisdictions. Regulations, which often vary from state to state, cover most aspects of the life insurance business, including market practices, policy forms and accounting and financial reporting procedures.

Insurance holding company laws enacted in many states grant additional powers to state insurance commissioners to regulate acquisitions of and by domestic insurance companies, to require periodic disclosure of relevant information and to regulate certain transactions with related companies. These laws also impose prior approval requirements for certain transactions with affiliates and generally regulate dividend distributions by an insurance subsidiary to its holding company parent.

We believe we are in compliance, in all known material respects, with all applicable regulations. For information on regulatory and other dividend
restrictions, see          .
                  ---------

Investments

A changing marketplace has affected the life insurance industry. To accommodate customers' increased preference for safety over higher yields, we have systematically reduced our investment risk and strengthened our capital position. During 2002, because of continued poor economic conditions, which resulted in both write-downs and credit-related losses in our fixed income portfolio, we repositioned this portfolio. To help offset a portion of the losses above, we realized gains on sales in the portfolio and primarily reinvested the proceeds into higher quality, less risky investments at the expense of reducing our portfolio yield. This should result in less volatility in our fixed income portfolio in the future.

Our cash flow is carefully monitored and our investment program is regularly and systematically planned to provide funds to meet all obligations and to optimize investment return. For investment securities, portfolio management is handled by Deutsche Investment Management Americas, Inc. ("DIM"), formerly Zurich Scudder Investments, Inc. ("ZSI"), a subsidiary of Zurich at December 31, 2001. DIM provides investment services including purchases and sales of securities, under the supervision of our Investment Operating Committee. On September 24, 2001, ZFS announced that it would transfer 100% of its ownership in ZSI to Deutsche Bank in a transaction valued at $2.5 billion. The sale was completed on April 5, 2002. This transaction did not include Scudder's United Kingdom operations, Threadneedle Investments.

Our real estate-related investments are handled by a minority-owned Kemper real estate subsidiary.

Investment policy is directed by our board of directors. Our investment strategies take into account the nature of each annuity and life insurance product, the respective crediting rates and the estimated future policy benefit maturities.

Forward-looking statements

All statements, trend analyses and other information contained in this report and elsewhere (such as in other filings by FKLA with the Securities and Exchange Commission ("SEC"), press releases, presentations by FKLA or its management or oral statements) about markets for our products and trends in our operations or financial results, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend" and other similar expressions, constitute forward-looking statements under the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause actual results to be materially different from those contemplated by the forward-looking statements. These factors include, among other things:

(i) general economic conditions and other factors, including prevailing interest rate levels and stock market performance, which may affect the ability of FKLA to sell its products, the market value of our investments and the lapse rate and profitability of our contracts,

(ii) our ability to achieve anticipated levels of operational efficiencies through certain cost-saving initiatives,

(iii) customer response to new products, distribution channels and marketing initiatives,

(iv) mortality, morbidity and other factors which may affect the profitability of our insurance products,

(v) changes in the federal income tax laws and regulations which may affect the relative tax advantages of some of our products,

(vi) increasing competition which could affect the sale of our products,

(vii) regulatory changes or actions, including those relating to regulation of financial services affecting (among other things) bank sales and underwriting of insurance products, and regulations relating to the sale and underwriting and pricing of insurance products, and

(viii) the risk factors or uncertainties listed from time to time in our other filings with the SEC.

                                   PROPERTIES

We share 307,804 square feet of office space leased by Zurich North America, an affiliate, from Wells Real Estate Funds, located in Schaumburg, Illinois. We make payments for our share of lease expense per terms of the agreement.

                             SELECTED FINANCIAL DATA

The following table sets forth selected financial information for FKLA for the three years ended December 31, 2002. Such information should be read in conjunction with our financial statements and notes thereto, included in this prospectus. All amounts are shown in millions.

                                                             December 31,   December 31,   December 31,
                                                                 2002           2001           2000
                                                             ------------   ------------   ------------
Total revenue ............................................     $  218.4       $  277.6       $  268.2
                                                               ========       ========       ========
Net income (loss) excluding realized investment results...     $ (188.4)      $   42.6       $   45.1
                                                               ========       ========       ========
Net income before goodwill impairment.....................     $   38.4       $   46.6       $   43.9
                                                               ========       ========       ========
                                                               $ (202.5)      $   46.6       $   43.9
                                                               ========       ========       ========
Net income ...............................................
Financial summary
Total assets..............................................     $3,140.4       $3,245.2       $3,341.2
                                                               ========       ========       ========
Future policy benefits, net of reinsurance................     $2,007.1       $2,049.8       $2,134.5
                                                               ========       ========       ========
Stockholder's equity......................................     $  376.0       $  580.2       $  602.1
                                                               ========       ========       ========

As further discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations," we wrote down our goodwill asset as of January 1, 2002. The write-down totaled $222.3 million.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

We recorded a net loss of $202.5 million in 2002, compared with net income of $46.6 million and $43.9 million in 2001 and 2000, respectively. The net loss was attributable to the write-off of the goodwill asset and lower operating earnings for 2002, compared with 2001. The increase in net income in 2001, compared with 2000, was due to an increase in net realized investment gains somewhat offset by a decrease in operating earnings before amortization of goodwill.

The following table reflects the components of net income (loss):

Net income (loss)
(in millions)

                                                         Year Ended December 31,
                                                        -------------------------
                                                          2002     2001     2000
                                                        -------   ------   ------
Operating earnings before amortization of goodwill...   $  33.9   $ 58.5   $ 60.9
Goodwill impairment                                      (222.3)      --       --
Amortization of goodwill.............................        --    (15.9)   (15.9)
Net realized investment gains (losses)...............     (14.1)     4.0     (1.1)
                                                        -------   ------   ------
   Net income (loss).................................   $(202.5)  $ 46.6   $ 43.9
                                                        =======   ======   ======

The following table reflects the major components of net realized capital gains (losses) included in net income. (See "INVESTMENTS" beginning on page 16).

Realized investment results, after tax
(in millions)

                                 Year Ended December 31,
                                 -----------------------
                                  2002     2001    2000
                                 ------   -----   -----
Fixed maturity securities....    $  2.8   $ 6.6   $(2.0)
Fixed maturity write-downs...     (11.5)   (5.1)   (3.8)
Real estate-related gains....        .4     2.3     2.1
Other gains (losses), net....      (5.7)     .2     2.6
                                 ------   -----   -----
   Total.....................    $(14.1)  $ 4.0   $(1.1)
                                 ======   =====   =====

Net realized investment gains on fixed maturity securities in both 2002 and 2001 were primarily due to the sale of securities in a decreasing interest rate environment that resulted in higher market values in fixed maturity investments. Significantly offsetting these realized gains were other-than-temporary declines in value of certain securities due to credit-related concerns about a number of issuers and collateralized bond obligation impairment losses related to Emerging Issues Task Force 99-20, Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets. (See INVESTMENTS section.) These pre-tax write-downs totaled $17.7 million and $7.9 million in 2002 and 2001, respectively. In 2000, pre-tax fixed maturity write-downs totaled $5.9 million and were primarily related to other-than-temporary declines in value of certain securities due to credit-related concerns about a small number of issuers.

The other losses, net, for 2002 consists primarily of a write-down on a leveraged lease on a commercial aircraft. The aircraft is leased by United Airlines (UAL) and was written down to zero subsequent to UAL filing Chapter 11 bankruptcy in the fourth quarter of 2002. The pre-tax write-down totaled $10.4 million.

The real estate-related gains in 2001 and 2000 are primarily due to the release of reserve allowances originally recorded against certain mortgage loans and joint venture equity interests. (See INVESTMENTS section.)

The decrease in amortization of goodwill and other intangibles is due to the implementation of Statement of Financial Accounting Standards No. 142 ("SFAS 142"), Goodwill and Other Intangible Assets, issued in July 2001. SFAS 142 primarily addresses the accounting that must be applied to goodwill and intangible assets subsequent to their acquisition. Effective January 1, 2002, SFAS 142 requires that goodwill and indefinite-lived intangible assets no longer be amortized, but be tested annually for impairment at the reporting unit level.

We tested our goodwill for impairment, based on the guidance under SFAS 142, at the life insurance and annuities operating segment level as a result of a shift in our financial focus to a line of business performance view. The fair value of both segments was estimated using expected present value of future cash flows for both current business in-force and future production estimates. As a result of the testing performed, no impairment of the goodwill asset was discovered.

In September 2002, after we performed our impairment review, the board of directors of our indirect, 100% shareholder, Zurich Financial Services Group ("the Group"), approved a plan designed to improve the profitability of the Group and its subsidiaries. Under this plan, the Group considered a number of strategic options, the completion of which could have a significant impact on the recoverability of the carrying value of certain assets. Among the assets affected by the approval of the plan is the goodwill associated with the acquisition of the Zurich Life companies. As a result, we recorded the complete write-down of the goodwill asset of $222.3 million in the third quarter of 2002, the period during which we became aware of this action by the Group's board of directors.

Operating earnings before the amortization of goodwill decreased to $33.9 million in 2002, compared with $58.5 million in 2001, primarily due to:

          .    a decrease in spread revenue (net investment income less interest credited to policyholders),
          .    a decrease in other income,
          .    an increase in claims incurred and other policyholder benefits,
               and
          .    an increase in the amortization of the value of business
               acquired,

               offset by

          .    an increase in premium income and
          .    a decrease in commissions and operating expenses, net of the deferral of insurance acquisition costs.

Operating earnings before amortization of goodwill decreased to $58.5 million in 2001, compared with $60.9 million in 2000, primarily due to:

          . a decrease in spread revenue (net investment income less interest credited to policyholders),
          . an increase in claims incurred and other policyholder benefits, and
          . an increase in commissions and operating expenses, net of the deferral of insurance acquisition costs,

               offset by

          .    an increase in other income,
          .    a decrease in the amortization of insurance acquisition costs and the value of business acquired, and
          .    a decrease in income tax expense.

Spread revenue decreased in 2002, compared with 2001, due to a larger decrease in investment income than the decrease in interest credited. The decrease in investment income was primarily due to the reinvestment of 2001 and 2002 sales proceeds, maturities and prepayments in lower yielding securities due to the lower interest rate environment and the non-recurrence in 2002 of the positive impact during 2001 of placing certain mortgage loans on accrual status in the fourth quarter of 2001 (see INVESTMENTS--Real estate-related investments for further discussion).

The decrease in interest credited in 2002, compared with 2001, was mainly due to lower average policyholder account balances as well as slightly lower average interest crediting rates.

Spread revenue decreased in 2001, compared with 2000, due to a decrease in investment income and an increase in interest credited. The decrease in investment income was primarily due to the lower volume of invested assets and the reinvestment of 2000 and 2001 sales proceeds, maturities and prepayments in lower yielding securities due to the lower interest rate environment. The decrease in the invested asset base was primarily caused by dividend payments to Kemper, the utilization of funds for the insurance-owned life insurance ("IOLI") purchase and the initial ceded premium payment on the reinsurance of our pre-1997 term and CVT series universal life policies.

The increase in interest credited in 2001, compared with 2000, is primarily due to an increase in average interest crediting rates.

Premium income increased $3.4 million in 2002, compared with 2001, primarily due to lowering rates on certain term insurance products as we sought to become more competitive.

Other income decreased $17.9 million in 2002, compared with 2001, due, in part, to the decrease in the market value of the equity component of the IOLI asset and the non-recurrence of the adjustment to the estimated accrual of the ceded cost of insurance charges on CVT policies as discussed below. The IOLI policy allows for paid premiums to be invested in fixed rate (general account) and/or variable (separate account) investment options. The variable investment options permit us to allocate premiums to various subaccounts that invest in underlying investment funds that, in turn, invest in stocks and bonds among a number of investment managers. While the fixed rate investment option provides a steady rate of return, the variable investments fluctuate with the equity market.

Other income increased $9.6 million in 2001, compared with 2000, mainly due to a decrease in the ceded cost of insurance charges on CVT policies reflecting the adjustment to the December 31, 2000 estimated accrual as discussed below, somewhat offset by a decrease in surrender charges. During the first quarter of 2001, the reinsurance on the pre-1997 term and CVT series universal life policies was programmed into the reinsurance system. During this process, the YRT reinsurance rates utilized for the accrual at December 31, 2000 were reviewed and adjusted as appropriate, resulting in a decrease of $10.9 million to the payment made in 2001, compared to the year end 2000 accrual.

Claims incurred and other policyholder benefits increased $10.5 million in 2002, compared with 2001, primarily due to lower lapses and better persistency in 2002, compared with 2001, somewhat offset by an decrease in claims incurred. During 2001, shock lapses on FKLA's ten-year level term policies caused the change in future policyholder benefits to be lower than the normal trend. The shock lapses occurred as a significant volume of ten-year level term policies written in 1991 reached their tenth anniversaries in 2001. The variance caused by the shock lapses is substantially offset by an increase in the related VBA amortization. There were no such significant shock lapses in 2002.

Claims incurred and other policyholder benefits increased by $16.9 million in 2001, compared with 2000, primarily due to the non-recurrence in 2001 of the positive impact of the pre-1997 term and CVT reinsurance treaty recorded in 2000. The treaty had a positive impact of approximately $56.5 million on claims and other policyholder benefits for 2000.

Commission and operating expenses, net of the deferral of insurance acquisition costs decreased $12.2 million, compared with 2001, primarily due to a decrease in operating expenses. The decrease in operating expenses was mainly attributable to our significant focus on operations and IT re-engineering and expense reductions.

Commission and operating expenses, net of the deferral of insurance acquisition costs increased $5.3 million, compared with 2001, primarily due to an increase in operating expenses related to the continued development of infrastructure to support various business initiatives. These increases were somewhat offset by lower commission expense due to a lower volume of sales in 2001, compared with 2000.

Deferred insurance acquisition costs ("DAC"), and their related amortization, for policies sold prior to January 4, 1996 have been replaced under purchase accounting by the value of business acquired ("VBA"). The VBA reflects the present value of the right to receive future cash flows from insurance contracts existing at the date of acquisition. The amortization of the VBA is calculated assuming an interest rate equal to the liability or contract rate on the business acquired. Deferred insurance acquisition costs are established on all new policies sold after January 4, 1996.

A lower yielding pre-purchase investment portfolio during 2002 has impacted VBA amortization in 2002. The lower yielding investment portfolio compresses future interest margins (spread income) which reduces future EGPs and accelerates current year amortization.

Amortization of insurance acquisition costs and VBA decreased $12.3 million in 2001, compared with 2000, primarily due to a review of lapse projections. During 2001, the lapse experience on our CVT product was reviewed and shock lapse projections were significantly increased. The projection of increased shock lapses resulted in a decrease in estimated future gross losses. A decrease in estimated future gross losses defers DAC and VBA amortization into future years, similar to the effect of increasing estimated gross profits.

Income tax expense decreased $9.9 million in 2001, compared with 2000. Excluding taxes on realized capital gains (losses), income tax expense decreased $12.7 million for the period. This decrease is primarily due to lower operating earnings in 2001 compared with 2000, as well as the non-recurrence in 2001 of a tax expense recorded in 2000 related to the recapture of a reinsurance agreement with an affiliate.

Operating Segments

We, along with KILICO, ZLICA and FLA, operate under the trade name Zurich Life, formerly Zurich Kemper Life. Prior to 2002, Zurich Life was organized by Strategic Business Unit ("SBU"). Each SBU concentrated on specific distribution channels. However, the SBUs were not managed at the legal entity level, but rather at the Zurich Life level. Zurich Life's SBUs crossed legal entity lines, as certain similar products were sold by more than one legal entity and/or through more than one distribution channel.

In 2002, our management team shifted its financial focus from SBU performance to a line of business performance, within each legal entity. The SBUs are now primarily responsible for market management, including distribution management, product design, sales and marketing.

We have two primary operating segments, life insurance and annuities, that offer different types of products and services. These two operating segments reflect the way we manage our operations and make business decisions.

Premiums received from the sale of annuity products and certain of our life insurance products are treated as deposit-type funds and are not recorded as revenue within the consolidated statements of operations. However, revenues for both the life insurance and annuity segments are generated from investing these deposit-type funds. For universal life insurance products and fixed annuity products, deposits are primarily invested in fixed maturity securities from which we earn investment income.

In the following table, we use the caption "net operating income" as an operating measure of segment performance. Net operating income is calculated by deducting net realized investment gains or losses, net of related income taxes, and the cumulative effect of a change in accounting principle, net of tax, from net income. Net realized investment gains or losses are excluded from net operating income because they can, in part, be discretionary and are not indicative of operational trends.

                                                          Twelve Months Ended                    Twelve Months Ended
(in thousands)                                             December 31, 2002                      December 31, 2001
                                                 ------------------------------------   ------------------------------------
                                                    Life        Annuity      Total         Life        Annuity       Total
                                                 ----------   ----------   ----------   ----------   ----------   ----------
Total operating revenue                          $  170,493   $   69,548   $  240,041   $  189,099   $   82,297   $  271,396
                                                 ==========   ==========   ==========   ==========   ==========   ==========

Operating income (loss) before tax expense and
   goodwill impairment                           $   56,372   $   (1,607)  $   54,765   $   61,942   $    4,395   $   66,337
Income tax expense (benefit) on operations           21,457         (574)      20,883       22,112        1,605       23,717
Goodwill impairment                                (201,073)     (21,242)    (222,315)          --           --           --
                                                 ----------   ----------   ----------   ----------   ----------   ----------
Net operating income (loss)                      $ (166,158)  $  (22,275)    (188,433)  $   39,830   $    2,790   $   42,620
                                                 ==========   ==========   ==========   ==========   ==========   ==========

Goodwill                                         $       --   $       --   $       --   $  191,858   $   30,457   $  222,315
                                                 ==========   ==========   ==========   ==========   ==========   ==========
Total assets                                     $1,839,280   $1,301,132   $3,140,412   $1,935,056   $1,310,108   $3,245,164
                                                 ==========   ==========   ==========   ==========   ==========   ==========
Total reserve for policyholder benefits          $1,291,441   $1,120,271   $2,411,712   $1,239,317   $1,158,481   $2,397,798
                                                 ==========   ==========   ==========   ==========   ==========   ==========

                                                   Twelve Months Ended
(in thousands)                                      December 31, 2002
                                          ------------------------------------
                                             Life        Annuity      Total
                                          ----------   ----------   ----------

Total operating revenue                   $  179,162   $   90,796   $  269,958
                                          ==========   ==========   ==========

Operating income before tax expense       $   63,066   $   18,398   $   81,464
Income tax expense (benefit) on
   operations                                 28,783        7,615       36,398
                                          ----------   ----------   ----------
Net operating income (loss)               $   34,283   $   10,783       45,066
                                          ==========   ==========   ==========

Goodwill                                  $  211,661   $   26,534   $  238,195
                                          ==========   ==========   ==========
Total assets                              $1,686,381   $1,654,847   $3,341,228
                                          ==========   ==========   ==========
Total reserve for policyholder benefits   $1,205,346   $1,221,838   $2,427,184
                                          ==========   ==========   ==========

Total operating revenues for the life insurance segment decreased in 2002, compared with 2001. The decrease is primarily due to the decrease in market value of the equity component of the IOLI asset, as well as lower investment income, as previously discussed.

Total operating revenues for the annuity segment also decreased in 2002, compared with 2001. The decrease is primarily due to lower net investment income in 2002, compared with 2001, as previously discussed.

Net operating income, before taxes and goodwill impairment, for the life insurance segment decreased in 2002, compared with 2001. The decrease is primarily due to lower spread revenue, somewhat offset by no recognition of goodwill amortization in 2002, per SFAS 142.

Net operating income (loss), before taxes and goodwill impairment, for the annuity segment decreased in 2002, compared with 2001, primarily due to lower interest credited as well as no recognition of goodwill amortization in 2002, somewhat offset by an increase in VBA amortization, as previously discussed.

Critical Accounting Policies

Our Management's Discussion and Analysis is based upon our financial statements that have been prepared in conformity with GAAP. The preparation of these financial statements requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities as well as the disclosure of contingent assets or liabilities at the date of the financial statements. As a result, actual results reported as revenue and expenses could differ from the estimates reported in the financial statements. We evaluate our estimates periodically, including those related to investments, DAC, VBA and future policy benefits.

We believe the following critical accounting policies affect management's more significant judgments and estimates used in the preparation of the consolidated financial statements.

Investments - All fixed maturity investments are reviewed monthly for impairment. We use a market value to book value test, along with a "watch list" prepared by our external asset managers. We use this information to analyze securities for possible write-downs. If an impairment is determined to be other-than-temporary, the issue is written down to its net realizable value during the current fiscal quarter. In addition, upon default or indication of potential default by an issuer of fixed maturity securities other than securitized financial assets, the issue(s) of such issuer would be placed on nonaccrual status and, since declines in fair value would no longer be considered temporary, would be analyzed for possible write-down. Thereafter, each issue on nonaccrual status is regularly reviewed, and additional write-downs may be taken in light of later developments.

For our securitized financial assets, we recognize an impairment loss if the fair value of the security is below book value and there was an adverse change in expected future cash flows since the most recent (prior) estimation date.

DAC - The level of operating expenses that can be deferred is a significant factor in our reported profitability in any given period. Also, DAC amortization is affected by changes in future estimated gross profits ("EGPs") principally related to investment results, expected market rates of return, lapse rates and anticipated surrender charges. Changes in EGPs and the corresponding impacts on DAC amortization are reflected in earnings in the period such EGPs are reprojected.

Value of Business Acquired - The value of business acquired reflects the estimated fair value of our life insurance business in force as of the purchase date (January 4, 1996), of Zurich Life by ZFS and represents the portion of the cost to acquire the Company that is allocated to the value of the right to receive future cash flows from insurance contracts existing at the date of acquisition. Such value is the present value of the actuarially projected cash flows for the acquired policies.

The value of the business acquired is amortized over the estimated contract life of the business acquired in relation to the present value of EGPs using current assumptions and a discount rate equal to the liability or contract rate on the business acquired. As with DAC, amortization of the value of business acquired may be affected by changes in EGPs. The impact of any changes in EGPs will be reflected in earnings in the period such EGPs are reprojected.

Future Policy Benefits - Liabilities for future policy benefits related to annuities and interest-sensitive life contracts reflect net premiums received plus interest credited during the contract accumulation period less withdrawals and fees charged. For contracts that have annuitized, the liabilities are equal to the present value of future payments. The interest-sensitive life contracts also have Cost of Insurance (COI mortality) and administrative charges deducted from the liability. There is also the unearned revenue liability for the CVT products, our flexible premium universal life products.

INVESTMENTS

Our principal investment strategy is to maintain a balanced, well-diversified portfolio supporting the insurance contracts written. We make shifts in its investment portfolio depending on, among other factors:

     .    our evaluation of risk and return in various markets,
     .    the interest rate environment,
     .    liability durations, and
     .    changes in market and business conditions.

                                                              December 31,     December 31,
                                                                  2002             2001
                                                             --------------   --------------
Cash and short-term investments ..........................   $   48     2.3%  $   56     2.8%
Fixed maturity securities:
   Investment-grade:
      NAIC(1) Class 1 ....................................    1,192    58.4      982    49.1
      NAIC(1) Class 2 ....................................      582    28.4      707    35.4
   Below investment-grade (NAIC classes 3 through 6):
      Performing .........................................       70     3.4       73     3.7
      Non-performing .....................................        2     0.1        6     0.3
Equity securities ........................................       37     1.8       42     2.1
Joint venture mortgage loans .............................       28     1.3       25     1.3
Third-party mortgage loans ...............................       12     0.6       13     0.6
Other real estate-related investments ....................        1      --        1     0.1
Policy loans .............................................       76     3.7       83     4.2
Other ....................................................       --    --          9     0.4
                                                             ------   -----   ------   -----
         Total(2) ........................................   $2,048   100.0%  $1,997   100.0%
                                                             ======   =====   ======   =====

----------
(1)  National Association of Insurance Commissioners ("NAIC").
     --Class 1 = A- and above
     --Class 2 = BBB- through BBB+
(2) See the note captioned "Financial Instruments--Off-Balance-Sheet Risk" in the [Notes to Consolidated Financial Statements.]

Fixed maturity securities

We carry our fixed maturity investment portfolio, which is considered available-for-sale, at estimated fair value. The aggregate unrealized appreciation or depreciation is recorded as a component of accumulated other comprehensive income, net of any applicable income tax. The after-tax aggregate unrealized appreciation on fixed maturity securities at December 31, 2002 was $42.6 million. The after-tax aggregate unrealized appreciation on fixed maturity securities at December 31, 2001 was $17.5 million. We record tax benefits related to aggregate unrealized depreciation on investments. However, where appropriate, the tax benefit is offset by a valuation allowance. Fair values are sensitive to movements in interest rates and other economic developments and can be expected to fluctuate, at times significantly, from period to period.

At December 31, 2002, investment-grade fixed maturity securities, cash and short-term investments accounted for 89.1 percent of invested assets and cash, compared with 87.3 percent at December 31, 2001. Approximately 34.4 percent of our NAIC Class 1 bonds were rated AAA or equivalent at December 31, 2002, compared with 41.2 percent at December 31, 2001.

Approximately 12.5 percent of the investment-grade fixed maturity securities at December 31, 2002 were residential mortgage-backed securities down from 15.3 percent at December 31, 2001. Approximately 6.3 percent of the investment-grade fixed maturity securities at December 31, 2002 were commercial mortgage-backed securities, compared with 6.1 percent at December 31, 2001. The residential mortgage-backed securities consist primarily of marketable mortgage pass-through securities issued by the Government National Mortgage Association, the Federal National Mortgage Association or the Federal Home Loan Mortgage Corporation and other investment-grade securities collateralized by mortgage pass-through securities issued by these entities. We have not made any investments in interest-only or other similarly volatile tranches of mortgage-backed securities. Our mortgage-backed investments are generally of AAA credit quality, and the markets for these investments have been and are expected to remain liquid.

Approximately 7.3 percent and 9.3 percent of the investment-grade fixed maturity securities at December 31, 2002 and 2001, respectively, consisted of asset-backed securities. The majority of investments in asset-backed securities at December 31, 2002 were backed by collateralized bond and loan obligations (32.8%), home equity loans (26.8%), manufactured housing loans (18.4%), and other commercial assets (6.9%).

Future investment income from mortgage-backed securities and other asset-backed securities may be affected by the timing of principal payments and the yields on reinvestment alternatives available at the time of such payments. Prepayment activity resulting from a decline in interest rates on such securities purchased at a premium would accelerate the amortization of the premiums. Accelerated amortization would result in reductions of investment income related to such securities.

At December 31, 2002 and 2001, unamortized premiums and discounts related to mortgage-backed and asset-backed securities were as follows (in millions):

                                      December 31,
                                      ------------
                                      2002   2001
                                      ----   ----

Unamortized premiums ..............   $7.5   $6.4
                                      ====   ====
Unamortized discounts .............   $7.5   $4.5
                                      ====   ====

Amortization of the discount or premium from mortgage-backed and asset-backed securities is recognized using a level, effective yield method. This method considers the estimated timing and amount of prepayments of the underlying loans and is adjusted to reflect differences between the prepayments originally anticipated and the actual prepayments received and currently anticipated. To the extent that the estimated lives of these securities change as a result of changes in prepayment rates, the adjustment is also included in net investment income.

The table below provides information about the mortgage-backed and asset-backed securities that are sensitive to changes in interest rates. The expected maturity dates have been calculated on a security by security basis for asset-backed securities and collateralized mortgage obligations. Mortgage pass-though expected maturities are calculated from grouped securities by collateral type, weighted average coupon and maturity date. Prepayment assumptions were obtained from a survey conducted by a securities information service and are consistent with the current interest rate and economic environment.

                                                             Expected Maturity Date
                                                    --------------------------------------------------
                                       Carrying
                                       Value at                                                          Fair Value at
                                     December 31,                                                         December 31,
          (in millions)                  2002       2003    2004    2005    2006    2007    Thereafter        2002
          -------------              ------------   -----   -----   -----   -----   -----   ----------   -------------
Mortgage-backed
   Residential
      --  Principal payments......      $220.8      $71.6   $48.4   $58.1   $11.6   $ 8.7      $22.4         $220.8
      -- Average yield............        6.61%      6.61%   6.63%   7.06%   7.07%   6.94%      6.89%          6.61%
   Commercial
      --  Principal payments......      $112.0      $  --   $  --   $  --   $  --   $15.0      $97.0         $112.0
      -- Average yield............        6.70%      6.70%   6.71%   6.72%   6.72%   6.76%      7.20%          6.70%
Asset-backed
      --  Principal payments......      $129.9      $12.9   $26.7   $18.8   $12.9   $22.7      $35.9         $129.9
      -- Average yield............        6.83%      6.82%   6.88%   6.97%   7.25%   7.44%      7.50%          6.83%
                                        ------                                                               ------
                                        $462.7                                                               $462.7
                                        ======                                                               ======

                                                             Expected Maturity Date
                                                    --------------------------------------------------
                                       Carrying
                                       Value at                                                          Fair Value at
                                     December 31,                                                         December 31,
          (in millions)                  2002       2003    2004    2005    2006    2007    Thereafter        2002
          -------------              ------------   -----   -----   -----   -----   -----   ----------   -------------
Mortgage-backed
   Residential
      --  Principal payments......      $282.5      $54.0   $40.7   $31.5   $26.5  $29.5     $100.3          $282.5
      -- Average yield............        7.37%      7.34%   7.32%   7.26%   7.20%  7.17%      7.19%           7.37%
   Commercial
      --  Principal payments......      $ 79.6      $  --   $  --   $  --   $  --  $ 1.0     $ 78.6          $ 79.6
      -- Average yield............        7.08%      7.08%   7.08%   7.08%   7.08%  7.09%      7.16%           7.08%
Asset-backed
      --  Principal payments......      $157.6      $12.0   $11.0   $23.0   $17.0  $12.0     $ 82.6          $157.6
      -- Average yield............        6.93%      7.50%   7.61%   7.81%   8.36%  8.98%      9.56%           6.93%
                                        ------                                                               ------
                                        $519.7                                                               $519.7
                                        ======                                                               ======

The current weighted average maturity of the mortgage-backed and asset-backed securities at December 31, 2002, is 3.58 years. A 50 basis point increase in interest rates would extend the weighted average maturity to approximately 3.68 years, while a 50 basis point decrease in interest rates would decrease the weighted average maturity to approximately 3.52 years.

The weighted average maturity of the mortgage-backed and asset-backed securities at December 31, 2001, was 5.0 years. A 200 basis point increase in interest rates would have extended the weighted average maturity to approximately 6.31 years, while a 200 basis point decrease in interest rates would have decreased the weighted average maturity to approximately 3.71 years.

Below investment-grade securities holdings (NAIC classes 3 through 6), representing securities of 47 issuers at December 31, 2002, totaled 3.5 percent of cash and invested assets at December 31, 2002 and 4.0 percent at December 31, 2001. Below investment-grade securities are generally unsecured and often subordinated to other creditors of the issuers. These issuers may have relatively higher levels of indebtedness and be more sensitive to adverse economic conditions than investment-grade issuers. Our strategy of limiting exposure to below investment-grade securities takes into account the more conservative nature of today's consumer and the resulting demand for higher-quality investments in the life insurance and annuity marketplace.

Real estate-related investments

The $41.0 million real estate-related portfolio at December 31, 2002, consists of joint venture and third party mortgage loans and other real estate-related investments. The real-estate related portfolio constituted 1.9 percent of cash and invested assets at December 31, 2002, compared with $39.5 million, or 2.0 percent, at December 31, 2001.

During 2001, a change in circumstances surrounding a water development project located in California's Sacramento River Valley led to a decision to reclassify the related mortgage loans to accrual status and release the general reserve allowance originally set up for these loans. These changes included the State of California's State Water Resources Control Board ("SWRCB") approval of the project's water right permit as well as the completion of a third-party appraisal of the project, subsequent to the SWRCB's approval of the permit and the project's inclusion by the CALFED Bay-Delta Program ("CALFED") as a potential first phase implementation project. CALFED is a collaborative effort of state and federal agencies working to find solutions for California's water management issues.

Taken together, these facts supported, in our best judgment, not only the level of existing debt on the project but also the accrual of interest as specified in the terms of the loans. As a result, interest income was recorded in the fourth quarter of 2001 in the amount of $5.4 million, representing interest earned in 2001 as well as recaptured interest from 2000 and 1999, years in which these loans were on non-accrual status. The release of the general reserve allowance generated a realized gain of $3.6 million.

We continue to monitor the progress of this project and CALFED continues to study the project's feasibility. A county in which the project would be located passed a new local permit ordinance in 2002. We are challenging this ordinance at the appeal court level after being unsuccessful in our initial legal challenge.

Excluding the $0.7 million of net equity investments in joint ventures, real estate loans totaled $40.3 million at December 31, 2002, after reserves and write-downs. Of this amount, $40.1 million are on accrual status with a weighted average interest rate of approximately 8.4 percent. Of these accrual loans:

..    14.0 percent have terms requiring current periodic payments of their full contractual interest,

..    31.3 percent require only partial payments or payments to the extent of borrowers' cash flow, and

..    54.7 percent require that payments are deferred until maturity.

The equity investments in real estate at December 31, 2002 consisted of other equity investments in joint ventures. These equity investments include our share of periodic operating results. As an equity owner or affiliate of an equity owner, we have the ability to fund, and historically have elected to fund, operating requirements of certain joint ventures.

Real estate portfolio
(in millions)

                                                                             Other Real Estate-
                                                         Mortgage Loans      Related Investments
                                                        ----------------   ----------------------
                                                         Joint    Third-    Other       Equity
                                                        Venture   Party    Loans(2)   Investments    Total
                                                        -------   ------   --------   -----------   -------
Balance at December 31, 2001.........................    $25.5     $12.9     $0.2        $ 0.9      $  39.5(1)
Additions (deductions):
Fundings.............................................       --        --       --           --           --
Interest added to principal..........................      2.1        .4       --           --          2.5
Sales/paydowns/distributions.........................       --       (.8)     (.6)        (0.2)        (1.6)
Net realized investment gains (losses)...............       --        --       .6           --           .6
                                                         -----     -----     ----        -----      -------
Balance at December 31, 2002.........................    $27.6     $12.5     $0.2        $ 0.7      $  41.0(3)
                                                         =====     =====     ====        =====      =======

------------
(1) Net of $15.0 million reserve and write-downs. Excludes $1.3 million of real estate-related accrued interest.

(2) The other real estate loans are notes receivable evidencing financing, primarily to joint ventures. These loans were issued generally to provide financing for Kemper's or our joint ventures for various purposes.

(3) Net of $15.0 million reserve and write-downs. Excludes $1.4 million of real estate-related accrued interest.

Real estate concentrations and outlook

The real estate portfolio is distributed by geographic location and property type. However, concentration exposures in certain states and in certain types of properties do exist. In addition to these exposures, exposures also exist as to certain real estate developers and partnerships.

As a result of our ongoing strategy to reduce exposure to real estate-related investments, as of December 31, 2002, we had investments in three projects that accounted for substantially the entire $41.0 million real estate-related portfolio.

The largest of these investments were loans to a master limited partnership ("the MLP") between subsidiaries of Kemper and subsidiaries of Lumbermens Mutual Casualty Company, which amounted to $22.0 million at December 31, 2002. The MLP's underlying investment primarily consists of the water development project, as discussed earlier. The SWRCB has approved the water right permit and the Army Corps of Engineers issued required permits in June of 2002. Various local permits are/may be required in addition to the state and federal permits. The final resolution of this permit process will impact the long-term economic viability of the project. This venture contains uncertainty due to the difficulty of completing water projects in California and current fiscal difficulties being experienced by the state. Loans to the MLP were placed on non-accrual status at the beginning of 1999 to ensure that book value of the MLP did not increase over net realizable value. In 2001, these loans were placed on accrual status, as previously discussed.

The second largest of these investments at December 31, 2002, amounted to $12.5 million and consisted of second mortgages on nine hotel properties and one retail property. Patrick M. Nesbitt or his affiliates, a third-party real estate developer, have ownership interests in these properties. These properties are geographically dispersed and the current market values of the underlying properties substantially exceed the balances due on all of the mortgages. These loans are on accrual status.

At December 31, 2002, a loan to a joint venture amounted to $5.6 million. This affiliated mortgage loan was on an office property located in Illinois and owned by an affiliate, Zurich North America.

We evaluate our real estate-related investments (including accrued interest) using an estimate of the investments' observable market price, net of estimated selling costs. Where no observable market price exists (i.e. the water development project), periodic appraisals are obtained. Because our real estate review process includes estimates involving changing economic conditions and other factors, there can be no assurance that current estimates will prove accurate over time. Real estate-related investments are expected to continue to decline further through future sales and paydowns. Net income could be materially reduced in future periods if:

          .    the water development project does not prove viable,
          .    if real estate market conditions worsen in areas where our portfolio is located,
          .    Kemper's and our plans with respect to certain projects change,
               or
          .    necessary construction or zoning permits are not obtained.

Troubled real estate-related investments consisted of loans on nonaccrual status, before reserves and write-downs, totaling $10.6 million at both December 31, 2002 and 2001. Interest does not accrue on real estate-related investments when it is judged that the likelihood of interest collection is doubtful. Loans on nonaccrual status after reserves and write-downs amounted to $0.4 million and $0.5 million at December 31, 2002 and 2001, respectively.

Net investment income

Our pre-tax net investment income totaled $118.1 million in 2002, compared with $134.9 million in 2001. This includes our share of the operating results from equity investments in real estate consisting of other income less other expenses. Investment income was adversely impacted in 2002 and 2001 by the declining interest rate environment. Investment income was positively impacted in 2001 by the inclusion of three years of interest on loans previously carried on non-accrual status, as previously discussed.

Total foregone investment income before tax on both nonperforming fixed maturity investments and nonaccrual real estate-related investments was as follows:

Foregone investment income
(in millions)

                                                            Year Ended
                                                            December 31
                                                        ------------------
                                                        2002   2001   2000
                                                        ----   ----   ----
Real estate-related investments......................   $1.2   $1.2   $2.7
Fixed maturity securities............................    1.5    0.6     --
                                                        ----   ----   ----
   Total.............................................   $2.7   $1.8   $2.7
                                                        ====   ====   ====

Foregone investment income is the result of bonds that are in default and certain real estate-related investments that have been placed on nonaccrual status. Any increase in nonperforming securities, and either worsening or stagnant real estate conditions, would increase the expected adverse effect on future investment income and realized investment results. During 2001, $5.4 million of foregone investment income was recaptured from prior years due to the previously mentioned reclassification of certain mortgage loans to accrual status.

Realized investment results

Net income reflects after-tax realized investment losses of $14.1 million in 2002, after-tax realized gains of $4.0 million in 2001 and after-tax realized investment losses of $1.1 million in 2000.

Unrealized gains and losses on fixed maturity investments that are available-for-sale are not reflected in net income. These changes in unrealized value are recorded as a component of accumulated other comprehensive income, net of any applicable income taxes. If, and to the extent, a fixed maturity investment suffers an other-than-temporary decline in value, however, the security is written down to net realizable value, and the write-down adversely impacts net income. Pre-tax write-downs amounted to $17.7 million, $7.9 million and $5.9 million for the years ended December 31, 2002, 2001 and 2000, respectively.

We regularly monitor our investment portfolio and as part of this process review the assets for possible impairment of carrying value. Because the review process includes estimates involving changing economic conditions and other factors, there can be no assurance that current estimates will prove accurate over time.

See Note 1, "Summary of Significant Accounting Policies", in the Notes to Financial Statements for information regarding derivative investments.

Interest rates

The Federal Open Market Committee ("FOMC") met eight times in 2002. At the November 2002 meeting, interest rates were lowered by one-half of a percent in order to help the economy work through the current soft spot. While inflation and inflation risks remained well contained in 2002, greater uncertainty, in part attributable to geopolitical risks, has inhibited spending, production and employment during 2002.

During 2000, the FOMC raised interest rates three times in total, resulting in a flatter yield curve due to higher short-term interest rates. With signs of economic weakness becoming more prevalent, the FOMC began lowering interest rates in January 2001 after raising them 100 basis points in 2000. The FOMC lowered rates 11 times in 2001, totaling 475 basis points, in an attempt to stimulate the economy. The yield curve steepening that had begun at the end of 2000 accelerated during 2001, leaving the treasury yield curve at its steepest levels since 1993. The events of September 11, 2001 led to further interest rate declines by the FOMC to help mitigate economic weakness and liquidity concerns. The steepening curve and lower rates resulted in a decrease in unrealized fixed maturity investment losses during 2000 and unrealized fixed maturity investment gains during 2001 and 2002.

When the proceeds from maturing or sold investments are reinvested at lower yields in a low interest rate environment, we can adjust our crediting rates on fixed annuities and other interest-bearing liabilities. However, competitive conditions and contractual commitments do not always permit the reduction in crediting rates to fully or immediately reflect reductions in investment yield. This can result in narrower spreads.

A rising interest rate environment can increase net investment income as well as contribute to both realized and unrealized fixed maturity investment losses. A declining interest rate environment can decrease net investment income as well as contribute to both realized and unrealized fixed maturity investment gains. Also, lower renewal crediting rates on annuities, compared with competitors' higher new money crediting rates, influenced certain annuity holders to seek alternative products. We mitigate this risk somewhat by charging surrender fees, which decrease over time, when annuity holders withdraw funds prior to maturity on certain annuity products. Approximately 21 percent of our deposit liabilities as of December 31, 2002, however, were no longer subject to significant (less than 5%) surrender fees.

LIQUIDITY AND CAPITAL RESOURCES

We carefully monitor cash and short-term investments to maintain adequate balances for timely payment of policyholder benefits, expenses, taxes and policyholder's account balances. In addition, regulatory authorities establish minimum liquidity and capital standards. The major ongoing sources of liquidity are premium income, investment income, other operating revenue and cash provided from maturing or sold investments from a large, publicly traded investment portfolio.

We also continuously monitor capital resources. Our adjusted capital and surplus (statutory accounting basis) is compared with required capital under the NAIC's risk-based capital ("RBC") approach.

Ratings

Ratings are an important factor in establishing the competitive position of life insurance companies. Rating organizations continue to review the financial performance and condition of life insurers and their investment portfolios. Any reductions in our claims-paying ability or financial strength ratings could result in our products being less attractive to consumers. Any reductions in our parent's ratings could also adversely impact our financial flexibility.

Each rating is subject to revision or withdrawal at any time by the assigning organization and should be evaluated independently of any other rating.

Our Standard & Poor's ("S&P") rating was coupled with ZFS through December 31, 2001 due to the perceived financial strength of ZFS and Zurich Life and the designation of Zurich Life as one of ZFS' core businesses. In September 2001, S&P announced that it was downgrading several insurance groups based on the potential catastrophic losses from the September 11, 2001 terrorist attacks on the United States of America, and the subsequent fall in equity markets. At that time, ZFS was placed on CreditWatch with negative implications and its rating, and therefore our rating, was downgraded from "AA+" to "AA". In February 2002, ZFS received another downgrade to "AA-" and remained on CreditWatch with negative implications. During 2001, ZFS considered the divestiture of Zurich Life. Although ZFS made the decision to retain Zurich Life in December 2001, S&P decided to uncouple Zurich Life's rating from ZFS in March 2002, primarily due to ZFS' consideration of the Zurich Life divestiture. At that time, we received a rating of "A+", S&P's fifth highest rating, reflecting the non-supported strength of Zurich Life and was taken off CreditWatch. In August 2002, the outlook of ZFS, our parent, was revised from stable to negative and currently our "A+" rating was placed on negative outlook.

We share our A.M. Best rating with ZFS. In the fall of 2001, A.M. Best placed ZFS under review with developing implications but did not change its ratings. In March 2002, ZFS' A.M. Best "A+" (Superior) financial strength rating was affirmed, removed from under review and assigned a negative outlook. In September 2002, A.M. Best announced that it was downgrading ZFS to "A" (Excellent) from "A+" (Superior). In December 2002, A.M. Best affirmed the "A" rating of ZFS and its core operating subsidiaries and placed ZFS on a positive outlook.

Our Moody's Investors Service (Moody's) Aa3 rating was reviewed in March 2002 and placed under review for possible downgrade. In June 2002, Moody's lowered our rating to "A2", its sixth highest rating out of nineteen.

Stockholder's equity

Stockholder's equity totaled $376.0 million at December 31, 2002, compared with $580.2 million at December 31, 2001 and $602.1 million at December 31, 2000. The decrease in stockholder's equity in 2002 was primarily due to a net loss of $202.5 million and dividends to Kemper of $39.0 million, offset by an increase in other comprehensive income of $18.7 million and a capital contribution of $18.6 million related to the tax benefit attributable to allocated tax losses from ZHCA. The increase in accumulated other comprehensive income was primarily related to unrealized appreciation of the fixed maturity investment portfolio due to declining interest rates during 2002.

The decrease in stockholder's equity in 2001 was primarily due to dividends of $95.0 million paid to Kemper, offset by an increase in accumulated other comprehensive income of $26.5 million and net income of $46.6 million. The increase in accumulated other comprehensive income was primarily related to unrealized appreciation of the fixed maturity investment portfolio due to declining interest rates during 2001.

                           SUMMARY COMPENSATION TABLE

                                                                                        Long Term
                                                                                      Compensation
                                              Annual Compensation                        Awards
                                            -----------------------                  --------------
                                                                      Other Annual      Long Term       All Other
                                                                      Compensation   Incentive Plan   Compensation
                                     Year   Salary($)   Bonus($)(2)      ($)(3)      Payouts ($)(2)      ($)(4)
                                     ----   ---------   -----------   ------------   --------------   ------------
Gale K. Caruso....................   2002    $126,000     $    --        $ 6,943         $    --         $17,472
   Chief Executive Officer(1)        2001     108,000      88,040          8,919              --          14,217
                                     2000      86,010      59,365          5,207          81,840           6,753

Frederick L. Blackmon.............   2002      70,760          --          4,215              --           7,323
   Executive Vice President and      2001      67,200      37,045          4,400              --           6,675
   Chief Financial Officer(1)        2000      67,200      32,085          4,322          32,705           7,125

Richard Sousa.....................   2002      83,600          --          4,050              --           6,556
   Senior Vice President(1)          2001      57,000      21,390             --              --           3,952
                                     2000      50,823      18,290             --              --           3,049

Kenneth Olsen.....................   2002      81,000          --            685              --              --
   Senior Vice President(1)          2001      69,750      16,740          4,712              --           2,655
                                     2000      51,683       7,750         30,656              --              --

Edward Loughridge.................   2002      47,092          --         11,183              --           4,300
   Senior Vice President(1)          2001      43,750      30,070          3,912              --           3,900
                                     2000      41,750      26,660          4,062          25,110           3,600

(1) Also served in same positions for KILICO, ZLICA, ZKLICONY and FLA. An allocation of the time devoted to duties as executive officer of FKLA has been made. All compensation items reported in the Summary Compensation Table reflect this allocation.

(2) Annual bonuses are paid pursuant to annual incentive plans. The amounts of the bonuses and long-term compensation awards earned in 2002 for all officers were not available as of the date of this filing.

(3) The amounts disclosed in this column include taxable benefit from personal use of an employer-provided automobile, certain estate planning services facilitated for executives, sign on bonuses and relocation expenses.

(4) The amounts in this column include:
     (a) The amounts of employer contributions allocated to the accounts of the named persons under profit sharing plans or under supplemental plans maintained to provide benefits in excess of applicable ERISA limitations.
     (b) Distributions from the Kemper and FKLA supplemental retirement plans.

              SUPPLEMENT TO MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                   INCLUDING THREE MONTHS ENDED MARCH 31, 2003

The following discussion supplements the Management's Discussion and Analysis appearing on page 10 of this Prospectus.

                              RESULTS OF OPERATIONS

Federal Kemper Life Assurance Company (collectively, "FKLA", "the Company", "we", "our", or "us") recorded net income of $8.2 million in the first quarter of 2003, compared with net income of $10.9 million in the first quarter of 2002.

The following table reflects the components of net income:

Net income
(in millions)

                                            Three Months Ended
                                                 March 31,
                                            ------------------
                                               2003    2002
                                               ----   -----
Operating earnings.......................      $5.5   $12.1
Net realized investment gains (losses)...       2.7    (1.2)
                                               ----   -----
   Net income                                  $8.2   $10.9
                                               ====   =====

The following table reflects the major components of net realized capital gains (losses) included in net income.

Net realized capital gains (losses)
(in millions)

                                            Three Months Ended
                                                 March 31,
                                            ------------------
                                                2003    2002
                                               -----   -----
Fixed maturity securities................      $ 6.4   $ 2.6
Fixed maturity write-downs...............       (2.3)   (4.5)
                                               -----   -----
Realized investment gains (losses).......        4.1    (1.9)
Income tax expense (benefit).............        1.4     (.7)
                                               -----   -----
   Net realized capital gains (losses)...      $ 2.7   $(1.2)
                                               =====   =====

The 2003 realized results include $2.3 million of writedowns related to other-than-temporary declines in value of certain securities, primarily certain airline issuers.

Operating earnings before goodwill amortization resulted in a gain of $5.5 million for the first quarter of 2003, compared with $12.1 million for the same period in 2002. This decrease is primarily due to:

     . a decrease in spread revenue (net investment income less interest credited to policyholders),
     .    a decrease in other income, and
     .    an increase in claims incurred and other policyholder benefits,

          offset by

     .    a decrease in income tax expense.

Spread revenue decreased in the first quarter of 2003, compared with the same period in 2002, primarily due to a $4.3 million decrease in investment income. The decrease in investment income was mainly due to the reinvestment of 2002 and 2003 sales proceeds, maturities and prepayments in lower yielding securities due to the lower interest rate environment.

Other income decrease $1.2 million in the first three months of 2003, compared with the same period in 2002, primarily due to the decrease in the market value of the equity component of the insurance owned life insurance ("IOLI") asset.

Claims incurred and other policyholder benefits increased $3.4 million in the first quarter of 2003, compared with the same period in 2002, primarily due to higher claims and an increase in the change in reserves.

Income tax expense on operations decreased $3.2 million in the first three months of 2003, compared with the same period in 2002, primarily due to lower operating earnings in 2003.

There was no amortization of goodwill in 2003 due to the implementation of Statement of Financial Accounting Standards No. 142 ("SFAS 142") Goodwill and Other Intangible Assets, issued in July 2001. SFAS 142 primarily addresses the accounting that must be applied to goodwill and intangible assets subsequent to their acquisition. Effective January 1, 2002, SFAS 142 required that goodwill and indefinite-lived intangible assets no longer be amortized, but be tested for impairment at the reporting unit level. Our goodwill was tested for impairment at the life insurance and annuities operating segment level based on the guidance under SFAS 142. As a result of the testing performed, no impairment of the goodwill asset was discovered.

In September 2002, after we performed our impairment review, the board of directors of our indirect, 100% shareholder, Zurich Financial Services Group ("the Group"), approved a plan designed to improve the profitability of the Group and its subsidiaries. Under this plan, the Group considered a number of strategic options, the completion of which could have a significant impact on the recoverability of the carrying value of certain assets. Among the assets affected by the approval of the plan is the goodwill associated with the acquisition of the Zurich Life companies. As a result, we recorded the complete write-down of the goodwill asset of $222.3 million in the third quarter of 2002, the period during which we became aware of this action by the Group's board of directors.

Operating Segments

The Company, Kemper Investors Life Insurance Company, Zurich Life Insurance Company of America and Fidelity Life Association all operate under the trade name Zurich Life ("ZL").

We have two primary operating segments, life insurance and annuities, that offer different types of products and services. These two operating segments reflect the way we manage our operations and make business decisions.

In the following table, we use the caption "net operating income" as an operating measure of segment performance. Net operating income is calculated by deducting net realized investment gains or losses, net of related income taxes from net income. Net realized investment gains or losses are excluded from net operating income because they can, in part, be discretionary and are not indicative of operational trends.

                                                                Three Months Ended                     Three Months Ended
(in thousands)                                                    March 31, 2003                         March 31, 2002
                                                       ------------------------------------   ------------------------------------
                                                          Life       Annuity       Total         Life       Annuity       Total
                                                       ----------   ----------   ----------   ----------   ----------   ----------
Total operating revenue                                $   45,429   $   16,108   $   61,537   $   47,566   $   19,680   $   67,246
                                                       ==========   ==========   ==========   ==========   ==========   ==========

Operating income (loss) before tax expense (benefit)   $   10,731   $   (1,725)  $    9,006   $   16,786   $    2,002   $   18,788
Income tax expense (benefit)                                4,079         (592)       3,487        5,935          738        6,673
                                                       ----------   ----------   ----------   ----------   ----------   ----------
Net operating income (loss)                            $    6,652   $   (1,133)       5,519   $   10,851   $    1,264   $   12,115
                                                       ==========   ==========   ==========   ==========   ==========   ==========

Goodwill                                               $       --   $       --   $       --   $  201,073   $   21,242   $  222,315
                                                       ==========   ==========   ==========   ==========   ==========   ==========
Total assets                                           $1,845,907   $1,295,272   $3,141,179   $1,949,583   $1,299,786   $3,249,369
                                                       ==========   ==========   ==========   ==========   ==========   ==========
Total reserve for policyholder benefits                $1,300,646   $1,120,633   $2,421,279   $1,246,847   $1,154,943   $2,401,790
                                                       ==========   ==========   ==========   ==========   ==========   ==========

Operating revenues for both the life and annuity segment have decreased for the first three months of 2003, compared with the first three months of 2002, primarily due to the decrease in investment income, as previously discussed.

Net operating income for the life segment decreased in the first quarter of 2003, compared with the same period in 2002, primarily due to the decrease in investment income as well as an increase in claims, as previously discussed.

Net operating income for the annuity segment decreased in the first quarter of 2003, compared with the same period in 2002, primarily due to the decrease in investment income as well as the decrease in market value of the equity component of the IOLI asset, as previously discussed.

Critical Accounting Policies

Our Management's Discussion and Analysis is based upon our financial statements that have been prepared in conformity with generally accepted accounting standards accepted in the United States of America ("GAAP"). The preparation of these financial statements requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities as well as the disclosure of contingent assets or liabilities at the date of the financial statements. As a result, actual results reported as revenue and expenses could differ from the estimates reported in the financial statements. We evaluate our estimates periodically, including those related to investments, DAC, VBA and future policy benefits.

We believe the following critical accounting policies affect management's more significant judgments and estimates used in the preparation of the consolidated financial statements.

Investments - All fixed maturity investments are reviewed monthly for impairment. We use a market value to book value test, along with a "watch list" prepared by our external asset managers. We use this information to analyze securities for possible write-downs. If an impairment is determined to be other-than-temporary, the issue is written down to its net realizable value during the current fiscal quarter. In addition, upon default or indication of potential default by an issuer of fixed maturity securities other than securitized financial assets, the issue(s) of such issuer would be placed on nonaccrual status and, since declines in fair value would no longer be considered temporary, would be analyzed for possible write-down. Thereafter, each issue on nonaccrual status is regularly reviewed, and additional write-downs may be taken in light of later developments.

For our securitized financial assets, we recognize an impairment loss if the fair value of the security is below book value and there was an adverse change in expected future cash flows since the most recent (prior) estimation date.

DAC - The level of operating expenses that can be deferred is a significant factor in our reported profitability in any given period. Also, DAC amortization is affected by changes in future estimated gross profits ("EGPs") principally related to investment results, expected market rates of return, lapse rates and anticipated surrender charges. Changes in EGPs and the corresponding impacts on DAC amortization are reflected in earnings in the period such EGPs are reprojected.

Value of Business Acquired - The value of business acquired reflects the estimated fair value of our life insurance business in force as of the purchase date (January 4, 1996) of Zurich Life by ZFS, and represents the portion of the cost to acquire the Company that is allocated to the value of the right to receive future cash flows from insurance contracts existing at the date of acquisition. Such value is the present value of the actuarially projected cash flows for the acquired policies.

The value of the business acquired is amortized over the estimated contract life of the business acquired in relation to the present value of EGPs using current assumptions and a discount rate equal to the liability or contract rate on the business acquired. As with DAC, amortization of the value of business acquired may be affected by changes in EGPs. The impact of any changes in EGPs will be reflected in earnings in the period such EGPs are reprojected.

Future Policy Benefits - Liabilities for future policy benefits related to annuities and interest-sensitive life contracts reflect net premiums received plus interest credited during the contract accumulation period less withdrawals and fees charged. For contracts that have annuitized, the liabilities are equal to the present value of future payments. The interest-sensitive life contracts also have Cost of Insurance (COI mortality) and administrative charges deducted from the liability. There is also the unearned revenue liability for the CVT products, our flexible premium universal life products.

Other Events  [To be updated by pre-effective amendment]

On May 30, 2003, ZFS and Bank One Corporation (Bank One) announced plans for the Bank One organization to acquire a significant portion of the Zurich Life companies. KILICO, FKLA, ZLICA, and FLA, currently operate under the trade name "Zurich Life".

As the acquisition is structured, Bank One will acquire all of the Zurich Life companies, except KILICO, and will administer and reinsure certain lines of business currently underwritten by KILICO. Bank One will also acquire KILICO's wholly-owned subsidiaries, including Zurich Life Insurance Company of New York, and the management contract under which FKLA currently provides employee and management services to FLA, a mutual legal reserve company owned by its policyholders.

This transaction is subject to necessary regulatory approvals and is expected to close late in the third quarter of 2003.

                            SELECTED FINANACIAL DATA
                          [TO BE UPDATED BY AMENDMENT]

                     FKLA'S DIRECTORS AND EXECUTIVE OFFICERS

Name and Age
Position with FKLA
Year of Election                         Other Business Experience During Past 5 Years or More
--------------------------------------   ------------------------------------------------------------
Gale K. Caruso (45)                      President and Chief Executive Officer of Kemper Investors
   President and Chief Executive         Life Insurance Company ("KILICO"), Fidelity Life Association
   Officer since June 1999. Director     ("FLA") and Zurich Life Insurance Company of America
   since July 1999.                      ("ZLICA"). President and Chief Executive Officer of Zurich
                                         Direct, Incorporated ("ZD") since April 2000. Director of
                                         KILICO, FLA and ZLICA since July 1999 and of Kemper Life
                                         Insurance Company of New York ("ZLICONY") since April 2000 and Director since October 1999. Chairman and Director of
                                         Investors Brokerage Services, Inc. ("IBS") since May 2000
                                         and of Investors Brokerage Services Insurance Agency, Inc.
                                         ("IBSIA") since March 2000. Chairman and Director of PMG
                                         Asset Management, Inc. ("PMGAM"), PMG Life Agency Inc.
                                         ("PMGLA"), PMG Marketing, Inc. ("PMG Marketing") and PMG
                                         Securities Corporation ("PMG Securities") since March 2000.
                                         Executive Vice President and Director of Kemper Corporation
                                         ("Kemper") since February 2000. Chairman, President and
                                         Chief Executive Officer of Scudder Canada Investor Services,
                                         Ltd. from 1995 to June 1999. Managing Director of Scudder
                                         Kemper Investments, Inc. from July 1986 to June 1999.

Frederick L. Blackmon (51)               Executive Vice President of KILICO, FLA, ZLICA and ZD since
   Executive Vice President since June   June 2000. Executive Vice President of ZLICONY since May
   2000. Chief Financial Officer since   2001. Chief Financial Officer of KILICO since
   December 1995. Director since         December 1995. Chief Financial Officer of FLA since
   January 2001.                         January 1996. Chief Financial Officer of ZLICA and
                                         ZD since March 1996. Chief Financial Officer of ZLICONY since
                                         April 2000. Director of KILICO, ZLICA and ZLICONY since January
                                         2001. Senior Vice President of FKLA and KILICO from December 1995 to June 2000. Senior Vice President of FLA from January 1996 to June 2000. Senior Vice President of ZLICA and ZD from
                                         March 1996 to June 2000. Senior Vice President of ZLICONY
                                         from April 2000 to May 2001. Director of FLA since May 1998.
                                         Director of ZD from March 1996 to March 1997 and since
                                         January 2001. Chief Financial Officer of Kemper isnce
                                         January 1996. Treasurer of Kemper from January 1996 to
                                         February 2000.

Russell M. Bostick (46)                  Executive Vice President of KILICO, FLA, ZLICA and ZD since
   Executive Vice President since June   June 2000. Executive Vice President of ZLICONY since May
   2000. Chief Information Officer       2001. Chief Information Officer of KILICO, FLA, ZLICA
   since April 1998.                     and ZD since April 1998. Chief Information Officer of
                                         ZLICONY since April 2000. Senior Vice President of KILICO, FLA,
                                         ZLICA and ZD from March 1999 to June 2000. Senior Vice President of ZLICONY from April 2000 to May 2001. Vice President of FKLA,
                                         KILICO, FLA, ZLICA and ZD from April 1998 to March 1999.
                                         Chief Technology Officer of Corporate Software & Technology
                                         from June 1997 to April 1998. Vice President, Information
                                         Technology Department of CNA Insurance Companies from
                                         January 1995 to June 1997.

Mark A. Davis (44)                       Executive Vice President and Chief Actuary of KILICO, FLA,
   Executive Vice President and Chief    ZLICA and ZD since August 2002. Executive Vice President and
   Actuary since August 2002.            Chief Actuary of ZLICONY since July 2002. Principal at
                                         Tillinghast-Towers Perrin from June 1987 to July 2002.

Martin D. Feinstein (54)                 Chairman of the Board of KILICO, FLA, ZLICA and ZLICONY
   Chairman of the Board since January   since January 2001. Chairman of the Board of Farmers Group,
   2001.                                 Inc. ("FGI") since November 1997 and President since January
                                         1995. Chief Executive Officer of FGA since January 1995 and
                                         Director since February 1995. Member of Group Executive
                                         Committee of Zurich Financial Services since March 1998.
                                         Director of Zurich Scudder Investments, Inc. since January
                                         2001. Director of Farmers New World Life from April 1995 to
                                         April 2000 and since May 2002. Chief Operating Officer of
                                         FGI from January 1995 to January 1997. Director of B.A.T.
                                         Industries from January 1997 to September 1998.

Edward K. Loughridge (48)                Executive Vice President of KILICO, FLA, ZLICA and ZD since
   Executive Vice President since June   June 2000. Executive Vice President of ZLICONY since May
   2000. Corporate Development Officer   2001. Corporate Development Officer of KILICO and FLA since
   since January 1996.                   January 1996. Corporate Development Officer of ZLICA and ZD
                                         since March 1996. Corporate Development Officer of ZLICONY since April 2000. Senior Vice President of KILICO, FKLA and
                                         FLA from January 1996 to June 2000. Senior Vice President of
                                         ZLICA and ZD from March 1996 to June 2000. Senior Vice
                                         President of ZLICONY from April 2000 to May 2001.

Kenneth N. Olson (46)                    Executive Vice President of KILICO, FLA, ZLICA, ZLICONY and
   Executive Vice President since        ZD since March 2003. Senior Vice President of FKLA, KILICO,
   March 2003.                           FLA, ZLICA, ZLICONY and ZD from September 2001 to March
                                         2003. Vice President of The Midland from January 1996 to
                                         July 2000. Vice President of FIC Insurance Group from July
                                         1991 to December 1995.

Debra P. Rezabek (47)                    Executive Vice President of KILICO, FLA, ZLICA and ZD since
   Executive Vice President since June   June 2000. Executive Vice President of ZLICONY since May
   2000. General Counsel since 1992.     2001. General Counsel of KILICO since May 1993. General
   Corporate Secretary since January     Counsel of FLA since 1992. General Counsel of ZLICA and ZD
   1996. Director since January 2001.    since March 1996. Corporate Secretary of KILICO and FLA
                                         since January 1996. Corporate Secretary of ZLICA and ZD
                                         since March 1996. General Counsel and Corporate Secretary of
                                         ZLICONY since April 2000. Director of KILICO and ZLICA since
                                         January 2001. Senior Vice President of FKLA, KILICO, FLA,
                                         ZLICA and ZD from March 1996 to June 2000. Senior Vice
                                         President of ZLICONY from April 2000 to May 2001. Director of FLA since May 1998. Director of ZLICONY since January
                                         2001. Director of ZD from March 1996 to March 1997.
                                         Secretary of IBS and IBSIA since 1993. Secretary of PMGAM,
                                         PMGLA, PMG Marketing and PMG Securities since March 2000.
                                         Director of Government Affairs of FKLA and FLA from 1992 to
                                         April 1997 and of KILICO from 1993 to April 1997. Assistant
                                         Secretary of Kemper since January 1996.

Richard M. Sousa (49)                    Executive Vice President of KILICO, FLA and ZLICA since June
   Executive Vice President since June   2002. Executive Vice President of ZD since March 2002.
   2002. Director since May 2002.        Executive Vice President of ZLICONY since July 2002.
                                         Director of KILICO, FLA, ZLICA and ZLICONY since May 2002.
                                         Senior Vice President, Call Center Operations at Kemper from
                                         August 1998 to June 2002.

George Vlasisavljevich (60)              Executive Vice President of KILICO, FLA, ZLICA and ZD Since
   Executive Vice President since June   June 2000. Executive Vice President of ZLICONY since May
   2000. Director since May 2001.        2001. Director of KILICO and ZLICA since May 2001. Director of FLA since January 2001. Senior Vice President of KLICO,
                                         FKLA, FLA and ZLICA since October 1996. Senior vice
                                         President of ZLICONY from April 2000 to May 2001. Director of IBS and IBSIA since October 1996. Director of PMGAM.
                                         PMGLA, PMG Marketing and PMG Securities since March 2000.
                                         Executive Vice President of The Copeland Companies from
                                         April 1983 to September 1996.

Linda K. Wagner (38)                     Executive Vice President of KILICO, FLA, ZLICA, ZLICONY and
   Executive Vice President since        ZD since March 2003. Senior Vice President of FKLA, KILICO,
   March 2003.                           FLA, ZLICA, ZLICONY and ZD from April 2001 to March 2003.
                                         Vice President of GE Financial Assurance from

                                         April 1999 to March 2001. Assistant Vice President of
                                         Conseco, Inc. from August 1997 to April 1999.

             TABLE OF CONTENTS--STATEMENT OF ADDITIONAL INFORMATION

     The Statement of Additional Information, Table of Contents is: Services to the Separate Account; Performance Information of Subaccounts; State Regulation; Experts; Financial Statements; Report of Independent Accountants; Financial Statements of the Separate Account; Report of Independent Accountants; Financial Statements of KILICO; Appendix A Table of Adjusted Accumulation Unit Values and Performance Information; Appendix B State Premium Tax Chart; and Appendix C Condensed Financial Information. Please read the Statement of Additional Information in conjunction with this Prospectus.

                              FINANCIAL STATEMENTS
                          [TO BE UPDATED BY AMENDMENT]
                                   APPENDIX A

                EXAMPLE OF GUARANTEED INTEREST RATE ACCUMULATION

Purchase Payment:           $40,000
Guarantee Period:           5 Years
Guaranteed Interest Rate:   1.55% Effective Annual Rate

Year                        Interest Credited During Year   Cumulative Interest Credited
-------------------------   -----------------------------   ----------------------------
1                                      $620.00                       $  620.00
2                                       629.61                        1,249.61
3                                       639.37                        1,888.98
4                                       649.28                        2,538.26
5                                       659.34                        3,197.60

     Accumulated value at the end of 5 years is:

                        $40,000 + $3,197.60 = $43,197.60

Note: This example assumes that no withdrawals are made during the five-year period. If the Owner makes withdrawals or transfers during this period, Market Value Adjustments and withdrawal charges apply.

The hypothetical interest rate is not intended to predict future Guaranteed Interest Rates. Actual Guaranteed Interest Rates for any Guarantee Period may be more or less than those shown.

                                   APPENDIX B

                    ILLUSTRATION OF A MARKET VALUE ADJUSTMENT

Purchase Payment:           $40,000
Guarantee Period:           5 Years
Guaranteed Interest Rate:   5% Annual Effective Rate

     The following examples illustrate how the Market Value Adjustment and the withdrawal charge may affect the values of a Contract upon a withdrawal. The 5% assumed Guaranteed Interest Rate is the rate required to be used in the "Summary of Expenses." In these examples, the withdrawal occurs one year after the Date of Issue. The Market Value Adjustment operates in a similar manner for transfers. No withdrawal charge applies to transfers.

     The Guarantee Period Value for this $40,000 Purchase Payment is $51,051.26 at the end of the five-year Guarantee Period. After one year, when the withdrawals occur in these examples, the Guarantee Period Value is $42,000.00. It is also assumed, for the purposes of these examples, that no prior partial withdrawals or transfers have occurred.

     The Market Value Adjustment will be based on the rate we are then crediting (at the time of the withdrawal) on new Contracts with the same Guarantee Period as the time remaining in your Guarantee Period rounded to the next higher number of complete years. One year after the Purchase Payment there would have been four years remaining in your Guarantee Period. These examples also show the withdrawal charge (if any) which would be calculated separately after the Market Value Adjustment.

Example of a Downward Market Value Adjustment

     A downward Market Value Adjustment results from a full or partial withdrawal that occurs when interest rates have increased. Assume interest rates have increased one year after the Purchase Payment and we are then crediting 6.5% for a four-year Guarantee Period. Upon a full withdrawal, the market value adjustment factor would be:

                             -.0551589*= (1 + .05)4
                                         --------------
                                         (1 + .065) - 1

     The Market Value Adjustment is a reduction of $2,316.67 from the Guarantee Period Value:

                        -2,316.67 = -.0551589 x 42,000.00

     The Market Adjusted Value would be:

                       $39,683.33 = $42,000.00 - $2,316.67

     A withdrawal charge of 6% would be assessed against the Market Adjusted Value in excess of the amount available as a free withdrawal. In this case, there are no prior withdrawals, so 10% of the Market Adjusted Value is not subject to a withdrawal charge. The withdrawal charge is thus:

                       $2,142.90 = $39,683.33 x .90 x .06

     Thus, the amount payable on a full withdrawal would be:

                       $37,540.43 = $39,683.33 - $2,142.90

     If instead of a full withdrawal, 50% of the Guarantee Period Value was withdrawn (partial withdrawal of 50%), the Market Value Adjustment would be 50% of that of the full withdrawal:

                       -$1,158.34 = -.0551589 x $21,000.00

----------
*    Actual calculation utilizes 10 decimal places.

     The Market Adjusted Value would be:

                       $19,841.66 = $21,000.00 - $1,158.34

     The withdrawal charge of 6% would apply to the Market Adjusted Value being withdrawn, less 10% of the full Market Adjusted Value as there are no prior withdrawals:

                 $952.39 = ($19,841.46 - .10 x $39,683.33) x .06

     Thus, the amount payable, net of Withdrawal Charges, on this partial withdrawal would be:

                        $18,889.07 = $19,841.46 - $952.39

Example of an Upward Market Value Adjustment

     An upward Market Value Adjustment results from a withdrawal that occurs when interest rates have decreased. Assume interest rates have decreased one year later and we are then crediting 4% for a four-year Guarantee Period. Upon a full withdrawal, the market value adjustment factor would be:

                              +.0390198= 1 + .05)4
                                         -------------
                                         (1 + .04) - 1

     The Market Value Adjustment is an increase of $1638.83 to the Guarantee Period Value:

                        $1,638.83 = $42,000.00 x .0390198

     The Market Adjusted Value would be:

                       $43,638.33 = $42,000.00 +$1,638.83

     A withdrawal charge of 6% would apply to the Market Adjusted Value being withdrawn, less 10% of the full Market Adjusted Value, as there were no prior withdrawals:

                       $2,356.47 = $43,638.33 x .90 x .06

     Thus, the amount payable on withdrawal would be:

                       $41,281.85 = $43,638.33 - $2,356.47

     If instead of a full withdrawal, 50% of the Guarantee Period Value was withdrawn (partial withdrawal of 50%), the Market Value Adjustment would be:

                         $819.42 = $21,000.00 x .0390198

     The Market Adjusted Value of $21,000.00 would be:

                        $21,819.42 = $21,000.00 + $819.42

     The withdrawal charge of 6% would apply to the Market Adjusted Value being withdrawn, less 10% of the full Market Adjusted Value as there are no prior withdrawals:

                $1,047.34 = ($21,819.42 - .1 x $43,638.33) x .06

     Thus, the amount payable, net of Withdrawal Charges, on this partial withdrawal would be:

                       $20,772.08 = $21,819.42 - $1,047.34

     Actual Market Value Adjustment may have a greater or lesser impact than that shown in the Examples, depending on the actual change in interest crediting rates and the timing of the withdrawal or transfer in relation to the time remaining in the Guarantee Period.

                                   APPENDIX C

         FEDERAL KEMPER LIFE ASSURANCE COMPANY FLEXIBLE PREMIUM MODIFIED
        GUARANTEED, FIXED AND VARIABLE DEFERRED ANNUITY IRA, ROTH IRA AND
                         SIMPLE IRA DISCLOSURE STATEMENT

     This Disclosure Statement describes the statutory and regulatory provisions applicable to the operation of traditional Individual Retirement Annuities
(IRAs), Roth Individual Retirement Annuities (Roth IRAs) and Simple Individual Retirement Annuities (SIMPLE IRAs). Internal Revenue Service regulations require that this be given to each person desiring to establish an IRA, Roth IRA or a SIMPLE IRA. Except where otherwise indicated, IRA discussion includes Simplified Employee Pension IRAs (SEP IRAs). Further information can be obtained from Federal Kemper Life Assurance Company and from any district office of the Internal Revenue Service.

A.   REVOCATION

     Within seven days of the date you signed your enrollment application, you may revoke the Contract and receive back 100% of your money. To do so, wire Federal Kemper Life Assurance Company, 1600 McConnor Parkway, Schaumburg, Illinois 60196-6801 or call 1-800-621-5001.

B.   STATUTORY REQUIREMENTS

     This Contract is intended to meet the requirements of Section 408(b) of the Internal Revenue Code (Code), Section 408A of the Code for use as a Roth IRA, or of Section 408(p) of the Code for use as a SIMPLE IRA, whichever is applicable. The Contract form has not been approved for use as an IRA, Roth IRA or a SIMPLE IRA by the Internal Revenue Service. Such approval by the Internal Revenue Service is a determination only on the form of the Contract, and does not represent a determination on the merits of the Contract.

          1. The amount in your IRA, Roth IRA, and SIMPLE IRA, whichever is applicable, must be fully vested at all times and the entire interest of the owner must be nonforfeitable.

          2.   The Contract must be nontransferable by the owner.

          3.   The Contract must have flexible premiums.

          4. For IRAs and SIMPLE IRAs, you must start receiving distributions on or before April 1 of the year following the year in which you reach age 70 1/2 (the 4 required beginning date) (see "Required Distributions"). However, Section 401(a)(9)(A) of the Code (relating to minimum distributions required to commence at age 70 1/2), and the incidental death benefit requirements of Section 401(a) of the Code, do not apply to Roth IRAs.

     If you die before your entire interest in your Contract is distributed, unless otherwise permitted under applicable law, any remaining interest in the Contract must be distributed to your Beneficiary by December 31 of the calendar year containing the fifth anniversary of your death; except that: (1) if the interest is payable to an individual who is your designated Beneficiary (within the meaning of Section 401(a)(9) of the Code), the designated Beneficiary may elect to receive the entire interest over his or her life, or over a certain period not extending beyond his or her life expectancy, commencing on or before December 31 of the calendar year immediately following the calendar year in which you die; and (2) if the sole designated Beneficiary is your spouse, the Contract will be treated as his or her own IRA, or, where applicable, Roth IRA.

          5. Except in the case of a rollover contribution or a direct transfer (see "Rollovers and Direct Transfers"), or a contribution made in accordance with the terms of a Simplified Employee Pension (SEP), all contributions to an IRA, Roth and SIMPLE IRA must be cash contributions which do not exceed certain limits.

          6. The Contract must be for the exclusive benefit of you and your beneficiaries.

C.   ROLLOVERS AND DIRECT TRANSFERS FOR IRAS AND SIMPLE IRAS

     1. A rollover is a tax-free transfer from one retirement program to another that you cannot deduct on your tax return. There are two kinds of tax-free rollover payments to an IRA. In one, you transfer amounts from another IRA. With the other, you transfer amounts from a qualified plan under Section 401(a) of the Code, a qualified annuity under Section 403(a) of the Code, a tax-sheltered annuity or custodial account under Section 403(b) of the Code, or a governmental plan under Section 457(b) of the Code (collectively referred to as "qualified employee benefit plans"). Tax-free rollovers can be made from a SIMPLE IRA or to a SIMPLE Individual Retirement Account under Section 408(p) of the Code. An individual can make a tax-free rollover to an IRA from a SIMPLE IRA, or vice-versa, after a two-year period has expired since the individual first participated in a SIMPLE plan.

     2. You must complete the transfer by the 60th day after the day you receive the distribution from your IRA or other qualified employee benefit plan or SIMPLE IRA. The failure to satisfy this 60-day requirement may be waived by the Internal Revenue Service in certain circumstances.

     3. A rollover distribution may be made to you only once a year. The one-year period begins on the date you receive the rollover distribution, not on the date you roll it over (reinvest it).

     4. A trustee-to-trustee transfer to an IRA of funds in an IRA from one trustee or insurance company to another is not a rollover. It is a transfer that is not affected by the one-year waiting period.

     5. All or a part of the premium for this Contract used as an IRA may be paid from a rollover from an IRA or qualified employee benefit plan or from a trustee-to-trustee transfer from another IRA. All or part of the premium for this Contract used as a SIMPLE IRA may be paid from a rollover from a SIMPLE Individual Retirement Account or, to the extent permitted by law, from a direct transfer from a SIMPLE IRA.

     6. A distribution that is eligible for rollover treatment from a qualified employee benefit plan will be subject to twenty percent (20%) withholding by the Internal Revenue Service even if you roll the distribution over within the 60-day rollover period. One way to avoid this withholding is to make the distribution as a direct transfer to the IRA trustee or insurance company.

D.   CONTRIBUTION LIMITS AND ALLOWANCE OF DEDUCTION FOR IRAS

     1. In general, the amount you can contribute each year to an IRA is the lesser of (1) 100% of your compensation, or (2) the maximum annual contributions under Section 219(b) of the Code, including "catch-up" contributions for certain individuals age 50 and older. The maximum annual contribution limit for IRA contributions is equal to $3,000 for 2002 through 2004, $4,000 for 2005 through 2007, and $5,000 for 2008. After 2008, the limit is indexed annually in $500 increments, except as otherwise provided by law. An individual who has attained age 50 may make additional "catch-up" IRA contributions. The maximum annual contribution limit for the individual is increased by $500 for 2002 through 2005, and $1,000 for 2006 and thereafter, except as otherwise provided by law. If you have more than one IRA, the limit applies to the total contributions made to your own IRAs for the year. Generally, if you work the amount that you earn is compensation. Wages, salaries, tips, professional fees, bonuses and other amounts you receive for providing personal services are compensation. If you own and operate your own business as a sole proprietor, your net earnings reduced by your deductible contributions on your behalf to self-employed retirement plans is compensation. If you are an active partner in a partnership and provide services to the partnership, your share of partnership income reduced by deductible contributions made on your behalf to qualified retirement plans is compensation. All taxable alimony and separate maintenance payments received under a decree of divorce or separate maintenance is compensation.

     2. In the case of a married couple filing a joint return, up to the maximum annual contribution can be contributed to each spouse's IRA, even if one spouse has little or no compensation. This means that the total combined contributions that can be made to both IRAs can be as much as $6,000 for the year.

     3. In the case of a married couple with unequal compensation who file a joint return, the limit on the deductible contributions to the IRA of the spouse with less compensation is the smaller of:

          a.   The maximum annual contribution, or

          b. The total compensation of both spouses, reduced by any deduction allowed for contributions to IRAs of the spouse with more compensation.

     The deduction for contributions to both spouses' IRAs may be further limited if either spouse is covered by an employer retirement plan.

     4. If either you or your spouse is an active participant in an employer-sponsored plan and have a certain level of income, the amount of the contribution to your IRA that is deductible is phased out, and in some cases eliminated. If you are an active participant in an employer-sponsored plan, the deductibility of your IRA contribution will be phased out, depending on your adjusted gross income, or combined adjusted gross income in the case of a joint tax return, as follows:

Joint Returns

Taxable year beginning in:   Phase-out range
--------------------------   ----------------
2003                         $60,000-$ 70,000
2004                         $65,000-$ 75,000
2005                         $70,000-$ 80,000
2006                         $75,000-$ 85,000
2007 and thereafter          $80,000-$100,000

Single Taxpayers

Taxable year beginning in:   Phase-out range
--------------------------   ---------------
2003                         $40,000-$50,000
2004                         $45,000-$55,000
2005 and thereafter          $50,000-$60,000

     The phase-out range for married individuals filing separately is $0 - $10,000. If you file a joint tax return and are not an active participant in an employer sponsored plan, but your spouse is, the amount of the deductible IRA contribution is phased out for adjusted gross income between $150,000 and $160,000.

     5. Contributions to your IRA for a year can be made at any time up to April 15 of the following year. If you make the contribution between January 1 and April 15, however, you may elect to treat the contribution as made either in that year or in the preceding year. You may file a tax return claiming a deduction for your IRA contribution before the contribution is actually made. You must, however, make the contribution by the due date of your return not including extensions.

     6. You cannot make a contribution other than a rollover or transfer contribution to your IRA for the year in which you reach age 70 1/2 or thereafter.

E.   SEP IRAs

     1. SEP IRA rules concerning eligibility and contributions are governed by Code Section 408(k). The maximum deductible contribution for a SEP IRA is the lesser of $40,000 (indexed for cost-of-living increases beginning after 2002) or 25% of compensation.

     2. A SEP must be established and maintained by an employer (corporation, partnership, sole proprietor).

F.   SIMPLE IRAs

     1. A SIMPLE IRA must be established with your employer using a qualified salary reduction agreement.

     2. You may elect to have your employer contribute to your SIMPLE IRA, under a qualified salary reduction agreement, an amount (expressed as a percentage of your compensation) not to exceed $8,000 for 2003, $9,000 for 2004, and $10,000 for 2005. After 2005 the limit is indexed annually, except as otherwise provided by law. In addition to these employee elective contributions, your employer is required to make each year either (1) a matching contribution equal to up to 3 percent, and not less than 1 percent, of your SIMPLE IRA contribution for the year, or (2) a nonelective contribution equal to 2 percent of your compensation for the year (up to $200,000 of compensation, as adjusted for inflation). No other contributions may be made to a SIMPLE IRA.

     3. Employee elective contributions and employer contributions (i.e., matching contributions and nonelective contributions) to your SIMPLE IRA are excluded from your gross income.

     4. To the extent an individual with a SIMPLE IRA is no longer participating in a SIMPLE plan (e.g., the individual has terminated employment), and two years has passed since the individual first participated in the plan, the individual may treat the SIMPLE IRA as an IRA.

G.   TAX STATUS OF THE CONTRACT AND DISTRIBUTIONS FOR IRAS AND SIMPLE IRAS

     1. Earnings of your IRA annuity contract are not taxed until they are distributed to you.

     2. In general, taxable distributions are included in your gross income in the year you receive them.

     3. Distributions under your IRA are non-taxable to the extent they represent a return of non-deductible contributions (if any). The non-taxable percentage of a distribution is determined generally by dividing your total undistributed, non-deductible IRA contributions by the value of all your IRAs (including SEPs and rollovers).

     4. You cannot choose the special five-year or ten-year averaging that may apply to lump sum distributions from qualified employer plans.

H.   REQUIRED DISTRIBUTIONS FOR IRAS AND SIMPLE IRAS

     You must start receiving minimum distributions required under the Contract and Section 401(a)(9) of the Code from your IRA and SIMPLE IRA starting with the year you reach age 70 1/2 (your 70 1/2 year). Ordinarily, the required minimum distribution for a particular year must be received by December 31 of that year. However, you may delay the required minimum distribution for the year you reach age 70 1/2 until April 1 of the following year (i.e., the required beginning date).

     Annuity payments which begin by April 1 of the year following your 70 1/2 year satisfy the minimum distribution requirement if they provide for non-increasing payments over your life or the lives of you and your designated beneficiary (within the meaning of Section 401(a)(9) of the Code), provided that, if installments are guaranteed, the guaranty period does not exceed the applicable life or joint life expectancy.

     The applicable life expectancy is your remaining life expectancy or the remaining joint life and last survivor expectancy of you and your designated beneficiary, determined as set forth in applicable federal income tax regulations.

     If you have more than one IRA, you must determine the required minimum distribution separately for each IRA; however, you can take the actual distributions of these amounts from any one or more of your IRAs.

     If the actual distribution from your Contract is less than the minimum amount that should be distributed in accordance with the minimum distribution requirements mentioned above, the difference generally is an excess accumulation. There is a 50% excise tax on any excess accumulations. If the excess accumulation is due to reasonable error, and you have taken (or are taking) steps to remedy the insufficient distribution, you can request that this 50% excise tax be excused by filing with your tax return an IRS Form 5329, together with a letter of explanation and the excise tax payment.

I.   ROTH IRAS

     1. If your Contract is a special type of individual retirement plan known as a Roth IRA, it will be administered in accordance with the requirements of
Section 408A of the Code. (Except as otherwise indicated, references herein to an "IRA" are to an "individual retirement plan," within the meaning of Section 7701(a)(37) of the Code, other than a Roth IRA.) Roth IRAs are treated the same as other IRAs, except as described here.

     2. We will apply to the IRS for opinion letters approving annuities as Roth IRAs. Such approval will be a determination only on the form of the annuity, and will not represent a determination of the merits of the annuity.

     3. If your Contract is a Roth IRA, we will send you a Roth IRA endorsement to be attached to, and to amend, your Contract after we obtain approval of the endorsement from the IRS and your state insurance department. The Company reserves the right to amend the Contract as necessary or advisable from time to time to comply with future changes in the Internal Revenue Code, regulations or other requirements imposed by the IRS to obtain or maintain its approval of the annuity as a Roth IRA.

     4. Earnings in your Roth IRA are not taxed until they are distributed to you, and will not be taxed if they are paid as a "qualified distribution," as described to you in section L, below.

J.   ELIGIBILITY AND CONTRIBUTIONS FOR ROTH IRAS

     1. Generally, you are eligible to establish or make a contribution to your Roth IRA only if you meet certain income limits. No deduction is allowed for contributions to your Roth IRA. Contributions to your Roth IRA may be made even after you attain age 70 1/2.

     2. The maximum aggregate amount of contributions for any taxable year to all IRAs, including all Roth IRAs, maintained for your benefit (the "contribution limit") generally is the lesser of (1) 100% of your compensation, or (2) the maximum annual contributions under Section 219(b) of the Code, including "catch-up" contributions for certain individuals age 50 and older (as discussed in section D, above).

     The contribution limit for any taxable year is reduced (but not below zero) by the amount which bears the same ratio to such amount as:

          (a) the excess of (i) your adjusted gross income for the taxable year, over (ii) the "applicable dollar amount," bears to

          (b)  $15,000 (or $10,000 if you are married).

     For this purpose, "adjusted gross income" is determined in accordance with
Section 219(g)(3) of the Code and (1) excludes any amount included in gross income as a result of any rollover from, transfer from, or conversion of an IRA to a Roth IRA, and (2) is reduced by any deductible IRA contribution. In addition, the "applicable dollar amount" is equal to $150,000 for a married individual filing a joint return, $0 for a married individual filing a separate return, and $95,000 for any other individual.

     A "qualified rollover contribution" (discussed in section K, below), and a non-taxable transfer from another Roth IRA, are not taken into account for purposes of determining the contribution limit.

K.   ROLLOVERS, TRANSFERS AND CONVERSIONS TO ROTH IRAS

     1. Rollovers and Transfers--A rollover may be made to a Roth IRA only if it is a "qualified rollover contribution." A "qualified rollover contribution" is a rollover to a Roth IRA from another Roth IRA or from an IRA, but only if such rollover contribution also meets the rollover requirements for IRAs under
Section 408(d)(3). In addition, a transfer may be made to a Roth IRA directly from another Roth IRA or from an IRA.

     You may not make a qualified rollover contribution or transfer in a taxable year from an IRA to a Roth IRA if (a) your adjusted gross income for the taxable year exceeds $100,000 or (b) you are married and file a separate return.

     The rollover requirements of Section 408(d)(3) are complex and should be carefully considered before you make a rollover. One of the requirements is that the amount received be paid into another IRA (or Roth IRA) within 60 days after receipt of the distribution. The failure to satisfy this 60-day requirement may be waived by the Internal Revenue Service in certain circumstances. In addition, a rollover contribution from a Roth IRA may be made by you only once a year. The one-year period begins on the date you receive the Roth IRA distribution, not on the date you roll it over (reinvest it) into another Roth IRA. If you withdraw assets from a Roth IRA, you may roll over part of the withdrawal tax free into another Roth IRA and keep the rest of it. A portion of the amount you keep may be included in your gross income.

     2. Taxation of Rollovers and Transfers to Roth IRAs--A qualified rollover contribution or transfer from a Roth IRA maintained for your benefit to another Roth IRA maintained for your benefit which meets the rollover requirements for IRAs under Section 408(d)(3) is tax-free.

     In the case of a qualified rollover contribution or a transfer from an IRA maintained for your benefit to a Roth IRA maintained for your benefit, any portion of the amount rolled over or transferred which would be includible in your gross income were it not part of a qualified rollover contribution or a nontaxable transfer will be includible in your gross income. However, Code
Section 72(t) (relating to the 10 percent penalty tax on premature distributions) will not apply. If such a rollover or transfer occurs before January 1, 1999, any portion of the amount rolled over or transferred which is required to be included in gross income will be so included ratably over the 4-taxable year period beginning with the taxable year in which the rollover or transfer is made.

     Pending legislation may modify these rules retroactively to January 1, 1998.

     3. Transfers of Excess IRA Contributions to Roth IRAs--If, before the due date of your federal income tax return for any taxable year (not including extensions), you transfer, from an IRA, contributions for such taxable year (and earnings thereon) to a Roth IRA, such amounts will not be includible in gross income to the extent that no deduction was allowed with respect to such amount.

     4. Taxation of Conversions of IRAs to Roth IRAs--All or part of amounts in an IRA maintained for your benefit may be converted into a Roth IRA maintained for your benefit. The conversion of an IRA to a Roth IRA is treated as special type of qualified rollover contribution. Hence, you must be eligible to make a qualified rollover contribution in order to convert an IRA to a Roth IRA. A conversion typically will result in the inclusion of some or all of your IRA's value in gross income, as described above.

     A conversion of an IRA to a Roth IRA can be made without taking an actual distribution from your IRA. For example, an individual may make a conversion by notifying the IRA issuer or trustee, whichever is applicable.

     UNDER SOME CIRCUMSTANCES, IT MIGHT NOT BE ADVISABLE TO ROLLOVER, TRANSFER, OR CONVERT ALL OR PART OF AN IRA TO A ROTH IRA. WHETHER YOU SHOULD DO SO WILL DEPEND ON YOUR PARTICULAR FACTS AND CIRCUMSTANCES, INCLUDING, BUT NOT LIMITED TO, SUCH FACTORS AS WHETHER YOU QUALIFY TO MAKE SUCH A ROLLOVER, TRANSFER, OR CONVERSION, YOUR FINANCIAL SITUATION, AGE, CURRENT AND FUTURE INCOME NEEDS, YEARS TO RETIREMENT, CURRENT AND FUTURE TAX RATES, YOUR ABILITY AND DESIRE TO PAY CURRENT INCOME TAXES WITH RESPECT TO AMOUNTS ROLLED OVER, TRANSFERRED, OR CONVERTED, AND WHETHER SUCH TAXES MIGHT NEED TO BE PAID WITH WITHDRAWALS FROM YOUR ROTH IRA (SEE DISCUSSION BELOW OF "NONQUALIFIED DISTRIBUTIONS"). YOU SHOULD CONSULT A QUALIFIED TAX ADVISER BEFORE ROLLING OVER, TRANSFERRING, OR CONVERTING ALL OR PART OF AN IRA TO A ROTH IRA.

     5. Separate Roth IRAs--Due to the complexity of, and proposed changes to, the tax law, it may be advantageous to maintain amounts rolled over, transferred, or converted from an IRA in separate Roth IRAs from those containing regular Roth IRA contributions. For the same reason, you should consider maintaining a separate Roth IRA for each amount rolled over, transferred, or converted from an IRA. These considerations should be balanced against the additional costs you may incur from maintaining multiple Roth IRAs. You should consult your tax adviser if you intend to contribute rollover, transfer, or conversion amounts to your Contract, or if you intend to roll over or transfer amounts from your Contract to another Roth IRA maintained for your benefit.

L.   INCOME TAX CONSEQUENCES OF ROTH IRAS

     1. Qualified Distributions--Any "qualified distribution" from a Roth IRA is excludible from gross income. A "qualified distribution" is a payment or distribution which satisfies two requirements. First, the payment or distribution must be (a) made after you attain 59 1/2, (b) made after your death, (c) attributable to your being disabled, or (d) a "qualified special purpose distribution" (i.e., a qualified first-time homebuyer distribution under Section 72(t)(2)(F) of the Code). Second, the payment or distribution must be made in a taxable year that is at least five years after (1) the first taxable year for which a contribution was made to any Roth IRA established for you, or
(2) in the case of a rollover from, or a conversion of, an IRA to a Roth IRA, the taxable year in which the rollover or conversion was made if the payment or distribution is allocable (as determined in the manner set forth in guidance issued by the IRS) to the rollover contribution or conversion (or to income allocable thereto).

     2. Nonqualified Distributions--A distribution from a Roth IRA which is not a qualified distribution is taxed under Section 72 (relating to annuities), except that such distribution is treated as made first from contributions to the Roth IRA to the extent that such distribution, when added to all previous distributions from the Roth IRA, does not exceed the aggregate amount of contributions to the Roth IRA. For purposes of determining the amount taxed, (a) all Roth IRAs established for you will be treated as one contract, (b) all distributions during any taxable year from Roth IRAs established for you will be treated as one distribution, and (c) the value of the contract, income on the contract, and investment in the contract, if applicable, will be computed as of the close of the calendar year in which the taxable year begins.

     An additional tax of 10% is imposed on nonqualified distributions (including amounts deemed distributed as the result of a prohibited loan or use of your Roth IRA as security for a loan) made before the benefited individual has attained age 59 1/2, unless one of the exceptions discussed in Section N applies.

M.   TAX ON EXCESS CONTRIBUTIONS

     1. You must pay a 6% excise tax each year on excess contributions that remain in your Contract. Generally, an excess contribution is the amount contributed to your Contract that is more than you can contribute. The excess is taxed for the year of the excess contribution and for each year after that until you correct it.

     2. You will not have to pay the 6% excise tax if you withdraw the excess amount by the date your tax return is due including extensions for the year of the contribution. You do not have to include in your gross income an excess contribution that you withdraw from your Contract before your tax return is due if the income earned on the excess was also withdrawn and no deduction was allowed for the excess contribution. You must include in your gross income the income earned on the excess contribution.

N.   TAX ON PREMATURE DISTRIBUTIONS

     There is an additional tax on premature distributions from your IRA, Roth IRA, or SIMPLE IRA, equal to 10% of the taxable amount. For premature distributions from a SIMPLE IRA made within the first 2 years you participate in a SIMPLE plan, the additional tax is equal to 25% of the amount of the premature distribution that must be included in gross income. Premature distributions are generally amounts you withdraw before you are age 59 1/2. However, the tax on premature distributions does not apply generally:

          1. To amounts that are rolled over or transferred tax free;

          2. To a distribution which is made on or after your death, or on account of you being disabled within the meaning of Code Section 72(m)(7);

          3. To a distribution which is part of a series of substantially equal periodic payments (made at least annually) over your life or your life expectancy or the joint life or joint life expectancy of you and your Beneficiary; or

          4. To a distribution which is used for qualified first-time homebuyer expenses, qualified higher education expenses, certain medical expenses, or by an unemployed individual to pay health insurance premiums.

O.   EXCISE TAX REPORTING

     Use Form 5329, Additional Taxes Attributable to Qualified Retirement Plans (Including IRAs), Annuities, and Modified Endowment Contracts, to report the excise taxes on excess contributions, premature distributions, and excess accumulations. If you do not owe any IRA, SIMPLE IRA or Roth IRA excise taxes, you do not need Form 5329. Further information can be obtained from any district office of the Internal Revenue Service.

P.   BORROWING

     If you borrow money against your Contract or use it as security for a loan, the Contract will lose its classification as an IRA, Roth IRA, or SIMPLE IRA, whichever is applicable, and you must include in gross income the fair market value of the Contract as of the first day of your tax year. In addition, you may be subject to the tax on premature distributions described above. (Note: This Contract does not allow borrowings against it, nor may it be assigned or pledged as collateral for a loan.)

Q.   REPORTING

     We will provide you with any reports required by the Internal Revenue Service.

R.   ESTATE TAX

     Generally, the value of your IRA, including your Roth IRA, is included in your gross estate for federal estate tax purposes.

S.   FINANCIAL DISCLOSURE

     1. If contributions to the Contract are made by other than rollover contributions and direct transfers, the following information based on the charts shown on the next pages, which assumes you were to make a level contribution to the fixed account at the beginning of each year of $1,000 must be completed prior to your signing the enrollment application.

End of Year   Lump Sum Termination Value of Contract*   At Age   Lump Sum Termination Value of Contract*
-----------   ---------------------------------------   ------   ---------------------------------------
1                                                         60
2                                                         65
3                                                         70
4
5

----------
*    Includes applicable withdrawal charges as described in Item T below.

     2. If contributions to the Contract are made by rollover contributions and/or direct transfers, the following information, based on the charts shown on the next page, and all of which assumes you make one contribution to the fixed account of $1,000 at the beginning of this year, must be completed prior to your signing the enrollment application.

End of Year   Lump Sum Termination Value of Contract*   At Age   Lump Sum Termination Value of Contract*
-----------   ---------------------------------------   ------   ---------------------------------------
1                                                         60
2                                                         65
3                                                         70
4
5

----------
*    Includes applicable withdrawal charges as described in Item T below.

T.   FINANCIAL DISCLOSURE FOR THE SEPARATE ACCOUNT (VARIABLE ACCOUNT)

     1. If on the enrollment application you indicated an allocation to a Subaccount, this Contract will be assessed a daily charge of an amount which will equal an aggregate of 1.70% per annum.

     2. An annual records maintenance charge of $30.00 will be assessed annually against the Separate Account, Fixed Account and Guarantee Periods on a pro rata basis. However, there is no records maintenance charge for Contracts with a Contract Value of at least $50,000 on the date of assessment.

     3. Withdrawal (early annuitization) charges will be assessed based on the years elapsed since each Purchase Payment was received by FKLA. The charges are as follows: under 1 year, 7%; over 1 to 2 years, 6%; over 2 to 3 years, 5%; over 3 to 4 years, 4%; over 4 years and thereafter, 0%.

     4. The method used to compute and allocate the annual earnings is contained in the Prospectus under the heading "Accumulation Unit Value."

     5. The growth in value of your Contract is neither guaranteed nor projected but is based on the investment experience of the Separate Account.

     GUARANTEED LUMP SUM TERMINATION OF DEFERRED FIXED AND VARIABLE ANNUITY COMPLETELY ALLOCATED TO THE GENERAL ACCOUNT WITH 3% GUARANTEED EACH YEAR. (TERMINATION VALUES ARE BASED ON $1,000 ANNUAL CONTRIBUTIONS AT THE BEGINNING OF EACH YEAR.)

              Termination                 Termination                 Termination                 Termination
End of Year     Values*     End of Year     Values*     End of Year     Values*     End of Year     Values*
-----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------
 1             $   937.00        14        $16,888.32        27        $40,511.63        40       $ 75,547.18
 2               1,913.00        15         18,400.91        28         42,732.92        41         78,849.53
 3               2,928.90        16         19,958.88        29         45,020.85        42         82,250.96
 4               3,985.63        17         21,563.59        30         47,377.42        43         85,754.43
 5               5,111.14        18         23,216.44        31         49,834.68        44         89,363.00
 6               6,270.41        19         24,918.87        32         52,365.66        45         93,079.83
 7               7,464.46        20         26,672.37        33         54,972.57        46         96,908.16
 8               8,694.34        21         28,478.49        34         57,657.69        47        100,851.35
 9               9,961.11        22         30,388.78        35         60,423.36        48        104,912.83
10              11,265.88        23         32,254.88        36         63,272.00        49        109,096.15
11              12,609.80        24         34,228.47        37         66,206.10        50        113,404.98
12              13,994.03        25         36,261.26        38         69,228.22
13              15,419.79        26         38,355.04        39         72,341.01

     GUARANTEED LUMP SUM TERMINATION OF DEFERRED FIXED AND VARIABLE ANNUITY COMPLETELY ALLOCATED TO THE GENERAL ACCOUNT WITH 3% GUARANTEED EACH YEAR. (TERMINATION VALUES ARE BASED ON $1,000 SINGLE PREMIUM.)

              Termination                 Termination                 Termination                 Termination
End of Year     Values*     End of Year     Values*     End of Year     Values*     End of Year     Values*
-----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------
 1               $  937          14          $1,000          27          $1,000          40          $1,000
 2                  946          15           1,000          28           1,000          41           1,000
 3                  955          16           1,000          29           1,000          42           1,000
 4                  964          17           1,000          30           1,000          43           1,000
 5                1,000          18           1,000          31           1,000          44           1,000
 6                1,000          19           1,000          32           1,000          45           1,000
 7                1,000          20           1,000          33           1,000          46           1,000
 8                1,000          21           1,000          34           1,000          47           1,000
 9                1,000          22           1,000          35           1,000          48           1,000
10                1,000          23           1,000          36           1,000          49           1,000
11                1,000          24           1,000          37           1,000          50           1,000
12                1,000          25           1,000          38           1,000
13                1,000          26           1,000          39           1,000

----------
*    Includes applicable withdrawal charges.

                       STATEMENT OF ADDITIONAL INFORMATION

                                  June 16, 2003

             INDIVIDUAL FLEXIBLE PREMIUM MODIFIED GUARANTEED, FIXED
                     AND VARIABLE DEFERRED ANNUITY CONTRACTS

                                    Issued By

                      Federal Kemper Life Assurance Company

                                       and

                     FKLA VARIABLE ANNUITY SEPARATE ACCOUNT

  HOME OFFICE: 1600 McConnor Parkway, Schaumburg Illinois 60196 (847) 874-4000

This Statement of Additional Information is not a prospectus. This Statement of Additional Information should be read in conjunction with the Prospectus of the
Separate Account dated              , 2003. The Prospectus may be obtained from
                       ---------- --
Federal Kemper Life Assurance Company by writing or calling the address or telephone number listed above.

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

     Services to the Separate Account
     Performance Information of Subaccounts
     State Regulation
     Experts
     Financial Statements
     Report of Independent Accountants
     Financial Statements of the Separate Account

     Appendix A Table of Adjusted Accumulation Unit Values
     (reflecting current charges) and Performance Information
     Appendix B State Premium Tax Chart

                        SERVICES TO THE SEPARATE ACCOUNT
                          [TO BE UPDATED BY AMENDMENT]

Custodian and Independent Public Accountants for the FKLA Variable Annuity Separate Account

Federal Kemper Life Assurance Company ("FKLA") maintains the books and records of the FKLA Variable Annuity Separate Account (the "Separate Account"). FKLA holds the assets of the Separate Account. The assets are kept segregated and held separate and apart from the general funds of FKLA. FKLA maintains records of all purchases and redemptions of shares of each Fund by each of the Subaccounts. All expenses incurred in the operations of the Separate Account, except the charge for mortality and expense risk and administrative expenses, and records maintenance (as described in the Prospectus) are borne by FKLA.

The independent accountants for the Separate Account are [__________________________] for the years ended December 31, 200. The firm performed the annual audit of the Separate Account and FKLA for the years ended December 31, 2002

Distribution of the Contracts

The Contracts are sold by licensed insurance agents, where the Contracts may be lawfully sold, who are registered representatives of broker-dealers which are registered under the Securities Exchange Act of 1934 and are members of the National Association of Securities Dealers, Inc. The Contracts are continuously distributed through the principal underwriter for the Separate Account, Investors Brokerage Services, Inc. ("IBS"), a wholly-owned subsidiary of Kemper Investors Life Insurance Company, an affiliate of FKLA, which enters into selling group agreements with affiliated and unaffiliated broker-dealers.

FKLApays commissions to the seller which may vary but are not anticipated to exceed in the aggregate an amount equal to six and one-quarter percent (6.25%) of Purchase Payments. As of the date of this Statement of Additional Information, FKLA has not paid any commissions in connection with the sale of the Contracts.

                     PERFORMANCE INFORMATION OF SUBACCOUNTS
                          [TO BE UPDATED BY AMENDMENT]

As described in the Prospectus, a Subaccount's historical performance may be shown in the form of standardized "average annual total return" and nonstandardized "total return" calculations in the case of all Subaccounts. "Yield" information may also be provided. "Current yield" and "effective yield" information may be provided in the case of money market subaccounts. These various measures of performance are described below.

A Subaccount's standardized average annual total return quotation is computed in accordance with a standard method prescribed by rules of the Securities and Exchange Commission. The standardized average annual total return for a Subaccount for a specific period is found by first allocating a hypothetical $1,000 initial Purchase Payment to the Subaccount's units on the first day of the period at the maximum offering price, which is the Accumulation Unit value per unit ("initial investment") and computing the ending redeemable value ("redeemable value") of that investment at the end of the period. The redeemable value reflects the effect of the applicable withdrawal charge that may be imposed at the end of the period based on the Owner's total withdrawal of the Subaccount as well as all other recurring charges and fees applicable under the Contract. The redeemable value does not reflect the effect of premium taxes. The redeemable value is then divided by the initial investment and this quotient is taken to the Nth root (N represents the number of years in the period) and 1 is subtracted from the result, which is then expressed as a percentage carried to the nearest hundredth of one percent. Standardized average annual total return figures are annualized and, therefore, represent the average annual percentage change in the value of a Subaccount over the applicable period.

In general, there is no standard formula prescribed for calculating nonstandardized total return performance. Nonstandardized total return performance for a Subaccount for a specific period is calculated by first allocating an initial Purchase Payment, assumed to be $40,000, in the Subaccount's units on the first day of the period at the maximum offering price, which is the Accumulation Unit value per unit ("initial investment") and computing the ending value ("ending value") of that investment at the end of the period. The ending value reflects the effect of the applicable withdrawal charge based on the Owner's total withdrawal of the Subaccount but does not include the effect of all other recurring charges and fees applicable under the Contract. The ending value does not reflect the effect of premium taxes. Thus, the ending value may be higher than if these charges were deducted. The nonstandardized total return percentage is then determined by subtracting the initial investment from the ending value and dividing the remainder by the initial investment and expressing the result as a percentage. An assumed investment of $40,000 was chosen because that approximates the size of a typical account. Both annualized and nonannualized (cumulative) nonstandardized total return figures may be provided. Annualized nonstandardized total return figures represent the average annual percentage change in the value of a Subaccount over the applicable period while nonannualized (cumulative) figures represent the actual percentage change over the applicable period.

Standardized average annual total return quotations will be current to the last day of the calendar quarter and nonstandardized total return quotations will be current to the last day of the calendar month preceding the date on which an advertisement is submitted for publication. Standardized average annual total return will cover periods of one, five and ten years, if applicable, and a period covering the time the underlying Portfolio has been held in a Subaccount (life of Subaccount). Nonstandardized total return may cover periods of one, five and ten years, if applicable, and a period covering the time the underlying Portfolio held in a Subaccount has been in existence (life of Portfolio). For those underlying Portfolios which have not been held as Subaccounts for one of the quoted periods, the nonstandardized total return quotations will show the investment performance such underlying Portfolios would have achieved (reduced by the applicable charges) had they been held as Subaccounts within the Separate Account for the period quoted.

The yield is computed in accordance with a standard method prescribed by rules of the Securities and Exchange Commission. The yield quotation is computed by dividing the net investment income per unit earned during the specified one month or 30-day period by the Accumulation Unit value on the last day of the period, according to the following formula that assumes a semi-annual reinvestment of income:

                                YIELD =2 {[(a - b
                                            -----
                                              cd ) + 1]/6/-1}

a    = net dividends and interest earned during the period by the Portfolio attributable to the Subaccount

b    = expenses accrued for the period (net of reimbursements)*

c    = the average daily number of Accumulation Units outstanding during the period

d    = the maximum offering price, which is the Accumulation Unit value per unit, on the last day of the period.

     * Expenses accrued include the deduction of all recurring fees and charges applicable to all Subaccounts as well as applicable withdrawal charges but not premium taxes.

Current yield is computed in accordance with a standard method prescribed by rules of the Securities and Exchange Commission. Under that method, the current yield quotation is based on a seven-day period and computed by determining the net change in value of a single Accumulation Unit during the period which is then divided by the Accumulation Unit value at the beginning of the period ("base period return"). The result is divided by 7 and multiplied by 365 with the resulting current yield figure carried to the nearest hundredth of one percent.

Effective yield is determined by using the same base period return (computed as described above), but when annualized, the earned income is assumed to be reinvested. Consequently, the effective yield will be slightly higher than the yield due to the compounding effect of this assumed reinvestment. The formula for the effective yield is:

               (base period return + 1) /365/7/ - 1.

The calculation of current and effective yield does not include realized capital gains or losses and unrealized appreciation or depreciation of the Portfolio or the effect of premium taxes. These calculations do reflect the effect of all other recurring charges and fees applicable under the Contract and the applicable withdrawal charge.

In computing yield, the Separate Account follows certain standard accounting practices specified by Securities and Exchange Commission rules. These practices are not necessarily consistent with the accounting practices that the Separate Account will use in the preparation of its annual and semi-annual financial statements.

A Subaccount's performance quotations are based upon historical earnings and are not necessarily representative of future performance. The Subaccount's units are sold at Accumulation Unit value. Performance figures and Accumulation Unit value will fluctuate. Factors affecting a Subaccount's performance include general market conditions, operating expenses and investment management. Units of a Subaccount are redeemable at Accumulation Unit value, which may be more or less than original cost. Redemptions within the first four years after purchase may be subject to a withdrawal charge that ranges from 7% the first year to 0% after four years. Standardized and nonstandardized total return figures reflect the effect of the withdrawal charge but not the premium taxes that may be imposed upon the redemption of units. Yield, current yield, effective yield and certain nonstandardized total return figures do not reflect the withdrawal charge or premium taxes. In addition, nonstandardized total return figures may not include the effect of all other recurring expenses and fees, including a prorated portion of the records maintenance charge. Thus, nonstandardized total return figures may be higher than if these charges were deducted.

The Subaccounts may also provide comparative information on an annualized or nonannualized (cumulative) basis with regard to various indexes described in the Prospectus. In addition, the Subaccounts may provide performance analysis rankings of Lipper Analytical Services, Inc., the VARDS Report, Morningstar, Inc., Ibbotson Associates or Micropal. From time to time, the Separate Account may quote information from publications such as Morningstar, Inc., The Wall Street Journal, Money Magazine, Forbes, Barron's, Fortune, The Chicago Tribune, USA Today, Institutional Investor, National Underwriter, Selling Life Insurance, Broker World, Registered Representative, Investment Advisor and VARDS.

The tables in Appendix A include standardized average annual total return and nonstandardized total return quotations for various periods as of [__________]. The Contract and the Optional Enhanced Death Benefit options were first offered to the public as of the date of this Statement of Additional Information. Accordingly, performance shown for periods prior to this date reflects the performance of Subaccounts, adjusted to reflect the current charges under the Contract as if they had been available throughout the periods shown.

                                STATE REGULATION

FKLA is subject to the laws of Illinois governing insurance companies and to regulation by the Illinois Department of Insurance. An annual statement in a prescribed form is filed with the Illinois Department of Insurance each year. FKLA's books and accounts are subject to review by the Illinois Department of Insurance at all times, and a full examination of its operations is conducted periodically. Such regulation does not, however, involve any supervision of management or investment practices or policies. In addition, FKLA is subject to regulation under the insurance laws of other jurisdictions in which it may operate.

                              FINANCIAL STATEMENTS

No financial statements for the Separate Account have been included herein. As of the date of this Statement of Additional Information, the Separate Account has not yet commenced operations, has no assets or liabilities and received no income nor incurred any expenses.

                FKLA VARIABLE ANNUITY SEPARATE ACCOUNT FINANCIALS
                            TO BE FILED BY AMENDMENT.

                                   APPENDIX A
                          [TO BE UPDATED BY AMENDMENT]

TABLES OF ADJUSTED HYPOTHETICAL AND HISTORICAL ACCUMULATION UNIT VALUES (REFLECTING CURRENT CHARGES) AND PERFORMANCE INFORMATION

The following tables reflect hypothetical and historical adjusted accumulations unit values and performance information based on the historical performance of the underlying Funds from the inception date of each Fund. Neither the contracts nor the Separate Account existed during these periods but the unit values and subaccount performance information shown below reflect the actual historical investment performance of the underlying Funds for the periods shown adjusted to reflect the fees and charges under the Contracts that affect unit values. Actual performance of the underlying Funds might have been altered by the additional investments under the Contracts.

The Contracts will be initially offered           , 200 . Values after that date
                                        ----------     -
will reflect actual subaccount performance. The actual performance of underlying Portfolios and actual contract charges and Optional Enhanced Death Benefit ("OEDB") Option 2 rider charges have been used to compute these hypothetical accumulation unit values.

 ADJUSTED ACCUMULATION UNIT VALUES

        American Century VP Income & Growth (Class II Shares) Subaccount

Date   Unit Values without OEDB   Unit Values with OEDB
----   ------------------------   ---------------------

----   ------------------------   ---------------------

----   ------------------------   ---------------------

             American Century VP Value (Class II Shares) Subaccount

Date   Unit Values without OEDB   Unit Values with OEDB
----   ------------------------   ---------------------

----   ------------------------   ---------------------

----   ------------------------   ---------------------

----   ------------------------   ---------------------

----   ------------------------   ---------------------

                               PERFORMANCE FIGURES
                            (as of December 31, 2001)
        (Standardized and Non-Standardized without any optional benefit)

                                                                                                   AVERAGE
                                                                                                    ANNUAL
                                                                           TOTAL RETURN(1)          TOTAL
                                                                          (Non-Standardized)       RETURN(2)
                                                  Year                 -----------------------   Standardized
                                                 to Date               Cumulative                ------------
                                                   (%)       Ending        (%)      Annualized    Annualized
                                                Return(3)   Value(4)     Return     (%) Return    (%) Return
                                                ---------   --------   ----------   ----------   ------------
American Century VP Income & Growth (Class II       %
   Shares) Subaccount
   Life of Subaccount (from __/__/__)                       $          %            %            %
   Life of Portfolio (from __/__/__)
   Ten Years
   Five Years
   Three Years
   One Year
American Century VP Value (Class II Shares)
Subaccount
   Life of Subaccount (from __/__/__)
   Life of Portfolio (from __/__/__)
   Ten Years
   Five Years
   Three Years
   One Year

     The performance data quoted for the Subaccounts is based on past performance and is not representative of future results. Investments return and principal value will fluctuate so that unit values, when redeemed, may be worth more or less than their original cost. See page for additional information.
                                                ---
Standardized performance will be provided after the Subaccounts have been in operation for a sufficient period.

                           PERFORMANCE FIGURES--NOTES

*    N/A Not Applicable

(1) The Non-Standardized Total Return figures quoted are based on a hypothetical $40,000 initial investment and assumes the deduction of all recurring charges and fees applicable under the Contract except for the Withdrawal Charge and any charge for applicable premium taxes which may be imposed in certain states. The Nonstandardized Total Return figures do not reflect the current charge for the Optional Enhanced Death Benefit options. If such charges were reflected, Nonstandardized Total Return would be lower.

(2) The Standardized Average Annual Total Return figures quoted are based on a hypothetical $1,000 initial investment and assumes the deduction of all recurring charges and fees applicable under the Contract including the applicable Withdrawal Charge that may be imposed at the end of the quoted period. The Standardized Average Annual Total Return figures do not reflect the current charge for the Optional Enhanced Death Benefit options. If such charges were reflected, Standardized Average Annual Total Return would be lower. Premium taxes are not reflected. Standardized return is not provided in this table because the Separate Account was not in operation during the period covered by this table. Standardized returns will be provided when the Subaccount has been in operation for a sufficient period.

(3) The Year to Date percentage return figures quoted are based on the change in unit values.

(4) The Ending Values quoted are based on a $40,000 initial investment and assumes the deduction of all recurring charges and fees applicable under the Contract except for the Withdrawal Charge and any charge for applicable premium taxes which may be imposed in certain states.

(5) Nonstandardized performance is provided for the period commencing with the inception date of the Portfolio (i.e., the date the Portfolio was first offered for sale). For the following listed Funds or Portfolios, the inception date of the Portfolio was prior to the inception date of the share class that is available under the Contract. The dates that the share classes available under the Contract were first offered for sale are shown on the following table.

     Fund/Portfolio/Share Class                       Share Class Inception Date
     American Century Variable Products, Inc.
     ("VP") (Class II Shares)

     .    American Century VP Income & Growth                   5/1/02
     .    American Century VP Value                            8/14/01

    For each of the above-listed Funds or Portfolios for periods prior to the share class inception date, nonstandardized performance figures shown for the "Life of the Portfolio" reflect the historical performance of the Fund or Portfolio's corresponding class of shares that does not have 12b-1 plan fees. The historical performance of these corresponding classes of shares has not been adjusted to reflect the deduction of the 12b-1 plan fees. If these fees were taken into consideration, the performance figures shown would be lower.

                               PERFORMANCE FIGURES
                            (as of December 31, 2001)
       (Standardized and Non-Standardized with Zurich Safeguard (sm) Plus

                                                                                                   AVERAGE
                                                                                                    ANNUAL
                                                                           TOTAL RETURN(1)          TOTAL
                                                                          (Non-Standardized)       RETURN(2)
                                                  Year                 -----------------------   Standardized
                                                 to Date               Cumulative                ------------
                                                   (%)       Ending        (%)      Annualized    Annualized
                                                Return(3)   Value(4)     Return     (%) Return    (%) Return
                                                ---------   --------   ----------   ----------   ------------
American Century VP Income & Growth (Class II       %
   Shares) Subaccount
   Life of Subaccount (from __/__/__)                       $          %            %            %
   Life of Portfolio (from __/__/__)
   Ten Years
   Five Years
   Three Years
   One Year
American Century VP Value (Class II Shares)
Subaccount
   Life of Subaccount (from __/__/__)
   Life of Portfolio (from __/__/__)
   Ten Years
   Five Years
   Three Years
   One Year

                                                    %
                                                            $          %            %            %

     The performance data quoted for the Subaccounts is based on past performance and is not representative of future results. Investments return and principal value will fluctuate so that unit values, when redeemed, may be worth
more or less than their original cost. See page    for additional information.
                                                --

                           PERFORMANCE FIGURES--NOTES

*    N/A Not Applicable

(1) The Non-Standardized Total Return figures quoted are based on a hypothetical $40,000 initial investment and assumes the deduction of all recurring charges and fees applicable under the Contract as well as the applicable Withdrawal charge that may be imposed at the end of the quoted period and the charge for Optional Enhanced Death Benefit Option 2. Non-Standardized Total Return Figures would be higher if the Optional Enhanced Death Benefit Option 1 charge of 0.20% was used instead of the Option 2 charge of 0.35%. Premium taxes are not reflected.

(2) The Standardized Average Annual Total Return figures quoted are based on a hypothetical $1,000 initial investment and assumes the deduction of all recurring charges and fees applicable under the Contract as well as the applicable Withdrawal charge that may be imposed at the end of the quoted period and the charge for Optional Enhanced Death Benefit Option 2. Standardized Average Annual Total Return Figures would be higher if the Optional Enhanced Death Benefit Option 1 charge of 0.20% was used instead of the Option 2 charge of 0.35%. Premium taxes are not reflected. Standardized return is not provided in this table because the Separate Account was not in operation during the period covered in this table. Standardized return will be provided when the Subaccount has been in operation for a sufficient period.

(3) The Year to Date percentage return figures quoted are based on the change in unit values.

(4) The Ending Values quoted are based on a $40,000 initial investment and assumes the deduction of all recurring charges and fees applicable under the Contract as well as the applicable Withdrawal Charge but not premium taxes which may be imposed in certain states.

(5) Nonstandardized performance is provided for the period commencing with the inception date of the Portfolio (i.e., the date the Portfolio was first offered for sale). For the following listed Funds or Portfolios, the inception date of the Portfolio was prior to the inception date of the share class that is available under the Contract. The dates that the share classes available under the Contract were first offered for sale are shown on the following table.

     Fund/Portfolio/Share Class                       Share Class Inception Date
     American Century Variable Products, Inc.
     ("VP") (Class II Shares)

     .    American Century VP Income & Growth                   5/1/02
     .    American Century VP Value                            8/14/01

     For each of the above-listed Funds or Portfolios for periods prior to the share class inception date, nonstandardized performance figures shown for the "Life of the Portfolio" reflect the historical performance of the Fund or Portfolio's corresponding class of shares that does not have 12b-1 plan fees. The historical performance of these corresponding classes of shares has not been adjusted to reflect the deduction of the 12b-1 plan fees. If these fees were taken into consideration, the performance figures shown would be lower.

TAX-DEFERRED ACCUMULATION

                    NON-QUALIFIED
                       ANNUITY                CONVENTIONAL
               After-tax contributions        SAVINGS PLAN
              and tax-deferred earnings        After-tax
           -------------------------------   Contributions
                             Taxable Lump     and taxable
           No Withdrawals   Sum Withdrawal      Earnings
           --------------   --------------   -------------
10 Years      $107,946         $ 86,448         $ 81,693
20 Years       233,048          165,137          133,476
30 Years       503,133          335,021          218,082

This chart compares the accumulation of a $50,000 initial investment into a Non-Qualified Annuity and a Conventional Savings Plan. Contributions to the Non-Qualified Annuity and the Conventional Savings Plan are made after-tax. Only the gain in the Non-Qualified Annuity will be subject to income tax in a taxable lump sum withdrawal. The chart assumes a 37.1% federal marginal tax rate and an 8% annual return. The 37.1% federal marginal tax is based on a marginal tax rate of 36%, representative of the target market, adjusted to reflect a decrease of $3 of itemized deductions for each $100 of income over $117,950. Tax rates are subject to change as is the tax-deferred treatment of the Contracts. Income on Non-Qualified Annuities is taxed as ordinary income upon withdrawal. A 10% tax penalty may apply to early withdrawals. See "Federal Income Taxes" in the Prospectus. The chart does not reflect the following annuity charges and expenses: 1.55% mortality and expense risk; .15% administration charges; 7.0% maximum deferred withdrawal charge; and $30 annual records maintenance charge. The tax-deferred accumulation would be reduced if these charges were reflected. No implication is intended by the use of these assumptions that the return shown is guaranteed in any way or that the return shown represents an average or expected rate of return over the period of the Contracts. [IMPORTANT--THIS IS NOT AN ILLUSTRATION OF YIELD OR RETURN].

Unlike savings plans, contributions to Non-Qualified Annuities provide tax-deferred treatment on earnings. In addition, contributions to tax-deferred retirement annuities are not subject to current tax in the year of contribution. When monies are received from a Non-Qualified Annuity (and you have many different options on how you receive your funds), they are subject to income tax. At the time of receipt, if the person receiving the monies is retired, not working or has additional tax exemptions, these monies may be taxed at a lesser rate.

APPENDIX B

STATE PREMIUM TAX CHART

                          Rate of Tax
                  -------------------------
                  Qualified   Non-Qualified
State               Plans         Plans
-----             ---------   -------------
California           0.50%         2.35%*
Maine                  --          2.00%
Mississippi            --          1.00%*
Nevada                 --          3.50%*
North Carolina         --          1.90%
Pennsylvania           --          2.00%
South Dakota           --          1.25%
Washington D.C.      2.25%         2.25%
West Virginia        1.00%         1.00%
Wyoming                --          1.00%

* Taxes become due when annuity benefits commence, rather than when the premiums are collected. At the time of annuitization, the premium tax payable will be charged against the Contract Value. FKLA reserves the right to deduct taxes when assessed.

                                     PART C

                                OTHER INFORMATION

Item 24. Financial Statements and Exhibits

          (a)  Financial Statements to be included in Part B of the Registration
               Statement:

               [To be filed by Amendment]

                    Federal Kemper Life Assurance Company and Subsidiaries

                         Report of Independent Accountants

                         Federal Kemper Life Assurance Company and Subsidiaries Consolidated Balance Sheets, as of March 31, 2002 (unaudited) and December 31, 2002

                         Federal Kemper Life Assurance Company and Subsidiaries Consolidated Statements of Operations, years ended December 31, 2002, 2001 and 2000

                         Federal Kemper Life Assurance Company and Subsidiaries Consolidated Statements of Comprehensive Income, years ended December 31, 2002, 2001, and 2000

                         Federal Kemper Life Assurance Company and Subsidiaries Consolidated Statements of Stockholder's Equity, years ended December 31, 2002, 2001, and 2000

                         Federal Kemper Life Assurance Company and Subsidiaries Consolidated Statements of Cash Flows, years ended December 31, 2002, 2001 and 2000

                         Notes to Consolidated Financial Statements

(b)  Exhibits:

     1 A copy of resolution of the Board of Directors of Federal Kemper Life Assurance Company dated May 23, 2003.

     2.       Not Applicable

     3.1 Form of Distribution Agreement between Investors Brokerage Services, Inc. and FKLA

     3.2      Selling Group Agreement of Investors Brokerage Services, Inc.

     3.3      Form of General Agents Agreement

     4.1 Form of Individual Flexible Premium Modified Guaranteed, Fixed and Variable Deferred Annuity Contract

     4.2      Unisex Rider

     4.3 Form of Qualified Plan Rider (to be filed by pre-effective amendment)

     4.4      Form of SIMPLE IRA - Individual Retirement Annuity Supplemental
              Rider

     4.5 Form of Amendment to Contract to Qualify a Roth Individual Retirement Annuity

     4.6      Form of 457 Deferred Compensation Rider

     4.7      Form of Individual Retirement Annuity Rider

     4.8(a)   Form of Optional Enhanced Death Benefit Rider: Option 1

     4.8(b)   Form of Optional Enhanced Death Benefit Rider: Option 2

     4.9      Form of Disability Rider

     4.10     Form of Nursing Care Rider

     4.11     Form of ERISA Loan Rider (to be filed by pre-effective amendment)

     5.1      Form of Individual Application

     6. Federal Kemper Life Assurance Company articles of incorporation and by-laws

     7.       Not applicable

     8. Form of Participation Agreement By and Among Federal Kemper Life Assurance Company and American Century Variable Portfolios, Inc.

     9.       Opinion and Consent of Counsel regarding legality

     10. Consent of PricewaterhouseCoopers LLP, independent accountants (To be filed by Pre-Effective Amendment)

     11.      Not Applicable

     12.      Not Applicable

     13. Schedules for Computation of Performance Calculations (To be filed by Pre-Effective Amendment)

----------

Item 25. Directors and Officers of the Depositor, Federal Kemper Life Assurance Company

     The directors and principal officers of FKLA are listed below together with their current positions. The address of each officer and director is 1600 McConnor Parkway, Schaumburg, Illinois 60196.

          Name                                    Office with FKLA
------------------------   --------------------------------------------------------------
Gale K. Caruso..........   President, Chief Executive Officer and Director
Frederick L. Blackmon...   Executive Vice President, Chief Financial Officer and Director
Russell M. Bostick......   Executive Vice President and Chief Information Officer
Mark A. Davis...........   Executive Vice President and Chief Actuary
Edward K. Loughridge....   Executive Vice President and Corporate Development Officer
Debra P. Rezabek........   Executive Vice President, General Counsel, Corporate Secretary
                              and Director
Richard M. Sousa........   Executive Vice President and Director
George Vlaisavljevich...   Executive Vice President and Director

Martin D. Feinstein.....   Chairman of the Board

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

     See Exhibit 14 for organizational chart of persons controlled or under common control with FKLA.

Item 27. Number of Contract Owners

          Registrant has not commenced sales of the Contract, therefore, there are no Contract Owners.

Item 28. Indemnification

          To the extent permitted by law of the State of Illinois and subject to all applicable requirements thereof, Article 30 of the By-Laws of Federal Kemper Life Assurance Company FKLA") providesthat each director and officer of the company shall be indemnified by the company against all expenses (including attorneys fees), judgments, fines, amounts paid in settlement, and other costs actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the company) in which he is a party or is threatened to be made a party by reason of his being or having been a director or officer of the company, or serving or having served, at the request of the company, as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or by reason of his holding a fiduciary position in connection with the management or administration of retirement, pension, profit sharing or other benefit plans including, but not limited to, any fiduciary liability under the Employee Retirement Income Security Act of 1974 and any amendment thereof, if he acted in good faith and in a manner he reasonably believed to be in and not opposed to the best interests of the company, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that he did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful. No indemnification shall be made in respect of any claim, issue or matter as to which a director or officer shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the company, unless and only to the extent that the court in which such action or suit was brought or other court of competent jurisdiction shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, he is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, employees or agents of FKLA pursuant to the foregoing provisions, or otherwise, FKLA has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by FKLA of expenses incurred or paid by a director, officer, employee of agent of FKLA in the successful defense of any action, suit or proceeding) is asserted by such director, officer, employee or agent of FKLA in connection with variable annuity contracts, FKLA will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by FKLA is against public policy as expressed in that Act and will be governed by the final adjudication of such issue.

Item 29.(a) Principal Underwriter

          Investors Brokerage Services, Inc., a wholly owned subsidiary of Kemper Investors Life Insurance Company, an affiliate of FKLA, acts as principal underwriter for FKLA Variable Annuity Separate Account.

Item 29.(b) Information Regarding Principal Underwriter, Investors Brokerage
            Services, Inc.

          The address of each officer is 1600 McConnor Parkway, Schaumburg, Illinois 60196-6801.

                                          Position and Offices
        Name                                with Underwriter
------------------------   -------------------------------------------------
Gale K. Caruso..........   Chairman and Director
Michael E. Scherrman....   President and Director
David S. Jorgensen......   Vice President and Treasurer
Thomas K. Walsh.........   Asst. Vice President and Chief Compliance Officer
Debra P. Rezabek........   Secretary
Frank J. Julian.........   Assistant Secretary
Allen R. Reed...........   Assistant Secretary
George Vlaisavljevich...   Director

Item 29.(c)

          Not applicable.

Item 30. Location of Accounts and Records

          Accounts, books and other documents required to be maintained by
     Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder are maintained by Federal Kemper Life Assurance Company at its home office at 1600 McConnor Parkway, Schaumburg, Illinois 60196-6801.

Item 31. Management Services

          Not applicable.

Item 32. Undertakings and Representation

          a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for so long as payment under the variable annuity contracts may be accepted.

          b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or
     (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

          c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

Representation Regarding Fees and Charges Pursuant to Section 26 of the Investment Company Act of 1940

          Federal Kemper Life Assurance Company("FKLA") represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by FKLA.

Representation Regarding Contracts Issued to Participants of Tax-Sheltered Annuity Programs

          FKLA, depositor and sponsor of Registrant, FKLA Variable Annuity Separate Account (the "Separate Account"), and Investors Brokerage Services, Inc. ("IBS"), the principal underwriter of the Flexible Premium Modified Guaranteed, Fixed, and Variable Deferred Annuity Contracts (the "Contracts") issued by Registrant, will issue the Contracts to participants in IRC 403(b) Tax-Sheltered Annuity Programs in reliance upon, and in compliance with, the no-action letter dated November 28, 1988 to American Council of Life Insurance. In connection therewith, FKLA, the Separate Account and IBS represent that they will:

          1. Include appropriate disclosure regarding the restrictions on redemptions imposed by IRC Section 403(b)(11) in each registration statement, including the Prospectus, used in connection with IRC 403(b) Tax-Sheltered Annuity Programs;

          2. Include appropriate disclosure regarding the restrictions on redemptions imposed by IRC Section 403(b)(11) in any sales literature used in connection with the offer of Contracts to 403(b) participants;

          3. Instruct salespeople who solicit participants to purchase Contracts specifically to bring the restrictions on redemption imposed by 403(b)(11) to the attention of potential participants; and

          4. Obtain from each participant who purchases an IRC Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the restrictions on redemption imposed by IRC Section 403(b) and the investment alternatives available under the employer's IRC Section 403(b) arrangement, to which the participant may elect to transfer his or her contract value.

Representation Regarding Contracts Issued to Participants in the Texas Optional Retirement Program.

          FKLA, depositor and sponsor of the registrant FKLA Variable Annuity Separate Account, and Investors Brokerage Services, Inc., the principal underwriter of the Flexible Premium Modified Guaranteed, Fixed and Variable Deferred Annuity Contracts (the "Contracts") issued by the registrant, will issue the Contracts to participants in the Texas Optional Retirement Program ("Program") in reliance upon, and in compliance with, Rule 6c-7 of the Investment Company Act of 1940, and represent that they will:

          1. Include appropriate disclosure regarding the restrictions on redemptions imposed by the Program in each registration statement, including the prospectus, used in connection with the Program;

          2. Include appropriate disclosure regarding the restrictions on redemption imposed by the Program in any sales literature used in connection with the offer of annuity contracts to Program participants;

          3. Instruct salespeople who solicit Program participants to purchase annuity contracts specifically to bring the restrictions on redemption imposed by the Program to the attention of potential Program participants; and

          4. Obtain from each Program participant who purchases an annuity contract in connection with the Program, prior to or at the time of such purchase, a signed statement acknowledging the restrictions on redemption imposed by the Program.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, FKLA Variable Annuity Separate Account, has caused this Registration Statement to be signed on its behalf by the undersigned in the City of Schaumburg and State of Illinois on the 13 day of June, 2003.


                           FKLA VARIABLE ANNUITY SEPARATE ACCOUNT
                           (Registrant)
                           By: Federal Kemper Life Assurance Company


                           BY:/s/ Gale K. Caruso
                              --------------------------------------------------
                           Gale K. Caruso, President and Chief Executive Officer


                           FEDERAL KEMPER LIFE ASSURANCE COMPANY
                           (Depositor)


                           BY:/s/ Gale K. Caruso
                              --------------------------------------------------
                           Gale K. Caruso, President and Chief Executive Officer

As required by the Securities Act of 1933, this Registration Statement has been signed below by the following directors and principal officers of Federal Kemper Life Assurance Company in the capacities indicated on the 13 day of June, 2003.

        Signature                                 Title
        ---------                                 -----


/s/ Gale K. Caruso          President, Chief Executive Officer and Director
-------------------------   (Principal Executive Officer)
Gale K. Caruso


/s/ Frederick L. Blackmon   Executive Vice President, Chief Financial Officer
-------------------------   and Director (Principal Financial Officer and
Frederick L. Blackmon       Principal Accounting Officer)


/s/ Debra P. Rezabek        Director
-------------------------
Debra P. Rezabek


/s/ Richard M. Sousa        Director
 ------------------------
Richard M. Sousa


/s/ George Vlaisavljevich   Director
-------------------------
George Vlaisavljevich

                                  EXHIBIT LIST

                                                                                  Sequentially
Exhibit                                                                             Numbered
Number                          Description                                           Pages
-------                         -----------                                       ------------
1.        A copy of resolution of the Board of Directors of Federal Kemper Life
          Assurance Company dated May 23, 2003.

2.        Not Applicable

3.1       Form of Distribution Agreement between Investors Brokerage Services,
          Inc. and FKLA

3.2       Selling Group Agreement of Investors Brokerage Services, Inc.

3.3       Form of General Agent's Agreement

4.1       Form of Individual Flexible Premium Modified Guaranteed, Fixed and
          Variable Deferred Annuity Contract

4.2       Unisex Rider

4.3       Form of Qualified Plan Rider (to be filed by Pre-Effective Amendment)

4.4       Form of SIMPLE IRA - Individual Retirement Annuity Supplemental Rider

4.5       Form of Amendment to Contract to Qualify a Roth Individual Retirement
          Annuity

4.6       Form of 457 Deferred Compensation Rider

4.7       Form of Individual Retirement Annuity Rider

4.8(a)    Form of Optional Enhanced Death Benefit Rider: Option 1

4.8(b)    Form of Optional Enhanced Death Benefit Rider: Option 2

4.9       Form of Disability Rider

4.10      Form of Nursing Care Rider

4.11      Form of ERISA Loan Rider (to be filed by Pre-Effective Amendment)

5.1       Form of Individual Application

6. Federal Kemper Life Assurance Company articles of incorporation and by-laws

7.        Not applicable

8.        Form of Participation Agreement By and Among Federal Kemper Life
          Assurance Company and American Century Variable Portfolios, Inc.

9.        Opinion and Consent of Counsel regarding legality

10. Consent of PricewaterhouseCoopers LLP, independent accountants (To be filed by Pre-Effective Amendment)

11.       Not Applicable

12.       Not Applicable

13. Schedules for Computation of Performance Calculations (To be filed by Pre-Effective Amendment)

----------